Exhibit 2.1

REM AGGREGATOR, LLC

and

1567208 B.C. LTD.

and

QUIPT HOME MEDICAL CORP.

ARRANGEMENT AGREEMENT December 14, 2025

ARTICLE 5 ADDITIONAL COVENANTS REGARDING NON- SOLICITATION		44

Section 5.1	Quipt Non-Solicitation	44
Section 5.2	Notification of Acquisition Proposals	46
Section 5.3	Responding to an Acquisition Proposal	46
Section 5.4	Superior Proposals	47
Section 5.5	Intervening Events	49

ARTICLE 6 CONDITIONS		50

Section 6.1	Mutual Conditions Precedent	50
Section 6.2	Additional Conditions Precedent to the Obligations of Purchaser and Parent	51
Section 6.3	Additional Conditions Precedent to the Obligations of Quipt	52
Section 6.4	Satisfaction of Conditions.	52

ARTICLE 7 TERM AND TERMINATION		52

Section 7.1	Term	52
Section 7.2	Termination	52
Section 7.3	Effect of Termination/Survival	54

ARTICLE 8 TERMINATION FEE AND EXPENSES		54

Section 8.1	Termination Fee	54
Section 8.2	Expenses	56

ARTICLE 9 GENERAL PROVISIONS		56

Section 9.1	Amendments	56
Section 9.2	Notices	57
Section 9.3	Injunctive Relief	58
Section 9.4	Third Party Beneficiaries	59
Section 9.5	Waiver	60
Section 9.6	Entire Agreement	60
Section 9.7	Parent	60
Section 9.8	Successors and Assigns	60
Section 9.9	Severability	61
Section 9.10	Governing Law	61
Section 9.11	Rules of Construction	61
Section 9.12	No Liability	61
Section 9.13	Language	61
Section 9.14	Counterparts	62
Section 9.15	Debt Financing Sources	62
Section 9.16	Releases	11

ARRANGEMENT AGREEMENT

This Arrangement Agreement is dated December 14, 2025 between Quipt Home Medical Corp., a company existing under the laws of British Columbia (“Quipt” or the “Company”), 1567208 B.C. Ltd., a company existing under the laws of British Columbia (“Purchaser”), and REM Aggregator, LLC, a Delaware limited liability company (“Parent”).

WHEREAS:

A.           The Parties wish to enter into a transaction whereby, among other things, the Purchaser shall acquire all of the issued and outstanding Quipt Shares in exchange for the Consideration.

B.            The Parties intend to carry out the transactions contemplated in this Agreement by way of the Plan of Arrangement under the provisions of the BCBCA.

C.            The Quipt Board has unanimously determined, after consultation with its financial and legal advisors and after receiving the Fairness Opinions, that the Consideration to be received by the Quipt Shareholders is fair from a financial point of view and that the Arrangement is in the best interests of Quipt, and the Quipt Board has unanimously resolved to recommend that the Quipt Shareholders vote in favour of the Arrangement Resolution, all subject to the terms and the conditions contained in this Agreement.

D.           Purchaser has entered into the Quipt Voting Agreements with the Quipt Locked-Up Shareholders, pursuant to which, among other things, such shareholders have agreed, subject to the terms and conditions thereof, to vote the Quipt Shares held by them in favour of the Arrangement Resolution.

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

Article 1
INTERPRETATION

Section 1.1         Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” has the meaning specified in Section 5.3(1)(d)(ii);

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only Quipt and/or one or more of its wholly-owned Subsidiaries or between one or more of Quipt’s wholly-owned Subsidiaries, any inquiry, indication of interest, offer or proposal (written or oral) from any Person or group of Persons (other than Purchaser, Parent or any of their respective Affiliates) after the date of this Agreement relating to:

(a)	any acquisition, sale or disposition (or any lease, license or other arrangement having the same economic effect as an acquisition, sale or disposition), in a single transaction or a series of related transactions, direct or indirect, of (i) the assets (including the securities of any Subsidiary of Quipt) of Quipt and/or any of its Subsidiaries that, in the aggregate, represent 20% or more of the consolidated assets of Quipt and its Subsidiaries (taken as a whole) or that contribute 20% or more of the consolidated revenue of Quipt and its Subsidiaries (taken as a whole), in each case, based on the most recent consolidated financial statements of Quipt filed as part of the Quipt Filings;

(b)	any take-over bid, tender offer, exchange offer or other transaction that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of Quipt on a fully diluted basis; or

(c)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, re-organization, recapitalization, liquidation, dissolution, winding up or any other similar transaction, in a single or a series of related transactions, involving Quipt or any of its Subsidiaries the assets of which, in the aggregate, represent 20% or more of the consolidated assets of Quipt and its Subsidiaries (taken as a whole) or contribute 20% or more of the consolidated revenue of Quipt and its Subsidiaries (taken as a whole), in each case, based upon the most recent consolidated financial statements of Quipt filed as part of the Quipt Filings;

“Affiliate” has the meaning specified in National Instrument 45-106 - Prospectus Exemptions;

“Agreement” means this Arrangement Agreement, together with the Schedules attached hereto and the Quipt Disclosure Letter, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Alternative Transactions Agreement” has the meaning set forth in Section 5.4(1);

“Anti-Spam Laws” means any Laws governing spam or electronic communications;

“Arrangement” means an arrangement under Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in the Plan of Arrangement, subject to any amendments or supplement thereto made in accordance with this Agreement and the provisions of the Plan of Arrangement or made at the direction of the Court in the Interim Order or Final Order with the prior written consent of Quipt and Purchaser, each acting reasonably;

“Arrangement Agreement” has the meaning set forth in Schedule B.

“Arrangement Resolution” means the special resolution of Quipt Shareholders approving the Arrangement to be considered at the Quipt Meeting substantially in the form and content set out in Schedule B;

“Artificial Intelligence Systems” has the meaning specified in Schedule C(18)(h);

“Associate” has the meaning specified in the Securities Act (British Columbia);

“Authorization” means, with respect to any Person, any order, Permit, approval, consent, waiver, notification, registration, licence, exemption, order, grant, clearance, relief, right, privilege, certificate, ruling, judgment, writ, injunction, award, determination, direction, decision, directive, decree or similar authorization of any Governmental Entity having jurisdiction over the Person;

“Bankruptcy Code” means Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq., as amended;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Breach Notice” has the meaning specified in Section 4.5;

“Breaching Party” has the meaning specified in Section 4.5;

“Business Day” means a day which is not a Saturday, Sunday or a civic or statutory holiday in Vancouver, British Columbia or a federal holiday in the United States on which banks are required or authorized to close;

“Circular” has the meaning set forth in Schedule B.

“Claims” mean, collectively, all rights, claims (as that term is defined in section 101(5) of the Bankruptcy Code), causes of action, rights of recovery (including rights of indemnity, warranty rights, rights of contribution, rights to refunds and rights to reimbursement) and rights of set-off, in each case, whether class, individual or otherwise in nature, under contract or in law or in equity, known or unknown, contingent or matured, liquidated or unliquidated and all rights and remedies with respect thereto;

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the U.S. Tax Code and any similar Law;

“Company” has the meaning set forth in Preamble.

“Company Products” means all products manufactured or distributed by Quipt (to the extent applicable), and any services marketed or provided by Quipt.

“Company Software” means Software comprising Owned Intellectual Property.

“Company Source Code” has the meaning specified in Schedule C(18)(g);

“Confidentiality Agreements” means, as applicable, (a) the confidentiality and non-disclosure letter agreement between Quipt and Forager Capital Management, LLC, dated December 1, 2025, (b) the Non-Disclosure and Standstill Agreement, dated February 1, 2025, by Quipt and accepted and agreed to by Forager Fund, L.P. and Forager Capital Management, LLC, and (c) the letter agreement, dated February 3, 2025 (as amended), by Quipt and accepted and agreed to by Kingswood;

“Consideration” means the consideration to be received by the Quipt Shareholders pursuant to the Plan of Arrangement for their Quipt Shares, consisting of $3.65 in cash for each one Quipt Share;

“Constating Documents” means articles, notice of articles, articles of incorporation, amalgamation or continuation, constitution or similar documents (including partnership agreements), by-laws and all amendments thereto, as may be applicable to a Party;

“Contract” means any legally binding agreement, commitment, engagement, contract, franchise, licence, lease, sublease, occupancy agreement, obligation, indenture, mortgage, arrangement or undertaking (written or oral), together with any amendments and modifications thereto, to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Controlled Group Liability” means, except for liabilities that arise solely out of, or relate solely to, the Quipt Employee Plans listed in the Quipt Disclosure Letter any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the U.S. Tax Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the U.S. Tax Code, and (v) under corresponding or similar provisions of Canadian or other Laws;

“Court” means the Supreme Court of British Columbia;

“CRTC” means the Canadian Radio-television and Telecommunications Commission;

“D&O Indemnified Person” means a current or former officer or director of Quipt or any of its Subsidiaries;

“Debt Commitment Letters” means, collectively, if and when obtained by Purchaser, any executed debt commitment letters from Debt Financing Sources (or each of their respective Affiliates or other “Commitment Parties” referred to therein), together with all related term sheets, including all exhibits, schedules and annexes, and all fee letters and engagement letters delivered in connection therewith, in each case as amended, restated, amended and restated, supplemented, or modified from time to time in accordance with its terms;

“Debt Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letters;

“Debt Financing Sources” means the entities that have committed to provide or arrange or otherwise entered into agreements in connection with all or any part of the Debt Financing in connection with the transactions contemplated by this Agreement, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, managers, members, employees, agents, advisors, consultants and representatives and their respective successors and assigns;

“De-Identified Information” has the meaning set forth in Schedule C.

“Depositary” means any trust company, bank or other financial institution agreed to in writing by Quipt and Purchaser for the purpose of, among other things, exchanging certificates representing Quipt Shares for the Consideration in connection with the Arrangement;

“Dissent Rights” means the rights of dissent of Quipt Shareholders in respect of the Arrangement Resolution as described in the Plan of Arrangement;

“Dissent Procedures” has the meaning set forth in Schedule A.

“Dissenting Shares” has the meaning set forth in Schedule A.

“DTC” has the meaning set forth in Section 2.11.

“Encumbrance Documents” has the meaning set forth in Schedule C.

“Effective Date” has the meaning specified in Section 2.9(1);

“Effective Time” has the meaning specified in the Plan of Arrangement;

“Environmental Laws” means all applicable Laws and agreements with Governmental Entities and all other statutory requirements relating to public health, pollution, the protection of the environment, or the generation, handling, use, storage, transport, disposal or remediation of Hazardous Materials, and all Authorizations issued pursuant to such Law, agreements or other statutory requirements; without limiting the generality of the foregoing, the term “Environmental Law” includes each of the following statutes and their implementing regulations (and any state and local analogs) all as amended from time to time: the Resource Conservation and Recovery Act, 42 U.S.C. § 6901, et seq., the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 et seq.; the Clean Water Act, 33 U.S.C. § 1251, et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601, et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 1801, et seq. and the Occupational Safety and Health Act, 29 U.S.C. §651 et seq.;

“Equity Awards Amount” has the meaning specified in Section 2.12;

“Equity Commitment Letter” means the true, complete and accurate copy of the executed commitment letter, dated as of the date hereof, among the Purchaser, Parent or their respective Affiliates and the Equity Financing Sources, including all exhibits and schedules thereto (as amended, restated, amended and restated, supplemented and/or otherwise modified from time to time after the date hereof in compliance with Section 4.11);

“ERISA” means the Employee Retirement Income Security Act of 1974;

“ERISA Affiliate” means, with respect to Quipt or any of its Subsidiaries, any entity, trade or business, or other Person that is, or was at the relevant time, treated as a “single employer” or as a member of the same “controlled group” under Section 414 of the U.S. Tax Code or Section 4001(b) of ERISA;

“Equity Financing” means the equity financing incurred or intended to be incurred pursuant to the Equity Commitment Letter;

“Equity Financing Sources” means the equity financing sources identified in, and any other Person who becomes a financing source in respect of, the financing pursuant to the Equity Commitment Letter;

“Fairness Opinions” means the (a) Truist Fairness Opinion and (b) the Independent Fairness Opinion;

“FDA” means the United States Food and Drug Administration;

“FDA Laws and Regulations” means applicable provisions of the Federal Food, Drug, and Cosmetic Act, as amended (21 U.S.C. § 301 et seq.), the Public Health Service Act (42 U.S.C. § 201 et seq.), the 21st Century Cures Act, and the regulations promulgated thereunder, including all applicable FDA registration requirements under 21 C.F.R Part 807, quality system regulations under 21 C.F.R. Part 820 (good manufacturing practices), 21 C.F.R. Part 11, or any other comparable local, state, federal, or foreign laws, statutes, regulations, orders, or decrees applicable to the Company’s products or services;

“Federal Health Care Program” means any “federal health care program” as defined in 42 U.S.C. § 1320a-7b(f), including the Medicare and Medicaid Programs, TRICARE, and any state health care programs;

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA in a form acceptable to Quipt and Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Quipt and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided, that any such amendment is acceptable to both Quipt and Purchaser, each acting reasonably) on appeal;

“Financing” means, collectively, the Debt Financing and the Equity Financing;

“Financing Sources” means, collectively, the Debt Financing Sources and the Equity Financing Sources;

“Fraud” means, with respect to a Party, an intentional and knowing misrepresentation in respect of the making of any representation or warranty herein, or in any of the certificates delivered pursuant hereto with intent to deceive another Person, or to induce that Person to enter into this Agreement and requires (i) a false representation, (ii) knowledge that such representation is false, (iii) an intention to induce the Person to whom such representation is made to act or refrain from acting in reliance upon it, and (iv) causing such party to suffer losses because of such reliance; provided that, for purposes of this definition, “Fraud” shall not include any claim based on negligence, recklessness, constructive or equitable fraud;

“GAAP” means generally accepted accounting principles, consistently applied, in the United States;

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (b) any stock exchange, including the TSX and NASDAQ, (c) any subdivision, agent, commission, board or authority of any of the foregoing, or (d) any quasi-governmental, or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, or accreditation agency exercising any regulatory, anti-trust, foreign investment, expropriation or taxing authority under or for the account of any of the foregoing;

“Hardware” means computer and communications equipment, including servers, network equipment, storage devices, personal computers, laptops, tablets, mobile phones, other electronic devices and related accessories;

“Hazardous Materials” means any material, substance or waste that is defined, listed, regulated or characterized as “hazardous,” “toxic,” a “pollutant,” a “contaminant,” or words of similar import or regulatory effect, or for which standards of conduct or liability may be imposed, under any applicable Environmental Law, including crude oil or any fraction thereof, petroleum, petroleum based products or byproducts, asbestos, asbestos-containing materials, polychlorinated biphenyls, and per- or polyfluoroalkyl substances;

“Health Care Laws” means, as applicable, (i) Laws of the United States of America and its subdivisions related to the regulation, provision or administration of, or payment for, health care services or products, off-label use, prescription medical devices, wholesale distribution of devices, durable medical equipment, oxygen and supplies; distribution of drug products, home medical equipment and healthcare products; sales and marketing of such products; reporting requirements relating to medical devices, requirements related to chains of custody of medical devices, tracking and tracing of medical devices, and adverse events from medical devices; storage, maintenance, and transportation of medical devices; health information technology; coding, billing, or collection of or payment for items and services rendered, provided, dispensed, or furnished by healthcare suppliers or providers; financial relationships with referral sources; and patient inducements; (ii) Laws related to the licensure, certification, qualification, or authority to transact business in connection with the provision of, payment for, or arrangement of health care services or products; (iii) the Medicare statute (42 U.S.C. §§ 1395-1395lll), the Medicaid statute (42 U.S.C. §§ 1396-1396w-5) and Medicaid-Waiver programs; (iv) the federal TRICARE statute (10 U.S.C. § 1071 et seq.); (v) the False Claims Act (31 U.S.C. § 3729 et seq.) and the Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812); (vi) the Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), and all same or similar state law counterparts; (vii) the Civil Monetary Penalty Statute (42 U.S.C. § 1320a-7a and 1320a-7b) and all same or similar state law counterparts; (viii) the Stark Law (42 U.S.C. § 1395nn) and all same or similar state law counterparts; (ix) the federal Conspiracy to Defraud Statute (18 U.S.C. §286); (x) the False Statements Accountability Act (18 U.S.C. § 1001); (xi) the Program Fraud and Civil Remedies Act (31 U.S.C. § 3801 et seq.); (xii) the Exclusion Laws, 42 U.S.C. § 1320a-7; (xiii) HIPAA; (xiv) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152); (xv) FDA Laws and Regulations; (xvi) Laws relating to individual and entity Permits; (xvii) Laws relating to the corporate practice of respiratory therapy or other licensed healthcare professions, employment of licensed professionals by unlicensed professionals, fee splitting, and patient brokering; (xviii) any state and local Laws regulating the privacy or security of individually identifiable information, in each case, promulgated with respect to healthcare services or products, in each case, as amended from time to time; (xix) Laws related to coverage, reimbursement, claims submission and billing related to third party payors including Federal Health Care Programs (including Medicare conditions of participation and DMEPOS supplier standards), or otherwise related to insurance fraud; and (xx) those rules, codes, regulations, decrees, treaties, standards, binding guidance, court decisions, injunctions, ordinances or orders pursuant to, or otherwise arising under, any such state analogs and foregoing statutes;

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act (Title XIII of the American Recovery and Reinvestment Act of 2009), as each may be amended from time to time, and the regulations promulgated thereunder governing the privacy of individually identifiable health information and the security of such information maintained in electronic form;

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“HSR Approval” means the expiration or termination of the waiting period, including any extensions thereof, in accordance with the HSR Act;

“IE Matching Period” has the meaning ascribed thereto in Section 5.5;

“IE Notice” has the meaning ascribed thereto in Section 5.5;

“Improvements” has the meaning specified in Schedule C;

“Indemnified Persons” has the meaning specified in Section 9.4(1);

“Independent Fairness Opinion” means the opinion of Evans and Evans, Inc., the independent financial advisor to the Quipt Board, as to the fairness of the Consideration to be received by the Quipt Shareholders from a financial point of view;

“Information Technology” has the meaning specified in Schedule C(19)(a);

“Intellectual Property” means domestic and foreign intellectual property or proprietary rights, including: (a) inventions (whether patentable or unpatentable and whether or not reduced to practice), patents, applications for patents and reissues, divisionals, continuations, renewals, extensions and continuations-in-part of patents or patent applications (collectively, “Patents”); (b) works of authorship, copyrightable works, all moral rights associated therewith, and all copyright registrations and applications for copyright registration, all renewals in connection therewith; (c) mask works, integrated circuit topographies and registrations and applications for registration of same; (d) designs, industrial design registrations, and industrial design registration applications; (e) trade names, business names, domain names, website names and world wide web addresses, common law trade-marks, service marks, trade-mark and service mark registrations, trade-mark and service mark applications, trade dress and logos, and any other indicia of source or origin, and together with the goodwill associated with any of the foregoing (collectively, “Trademarks”); (f) know-how, trade secrets, within the meaning of applicable Law, and proprietary or confidential information; (g) social media identifiers (including accounts, user names and handles); (h) the right to sue for any infringement, misappropriation or other violation of any of the foregoing, including rights to recover for past, present and future violations thereof; and (i) all copies and tangible embodiments thereof (in whatever form or medium);

“Interim Order” means the interim order of the Court made pursuant to Section 291 of the BCBCA, in a form acceptable to Quipt and Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Quipt Meeting, as such order may be amended by the Court (with the consent of Quipt and Purchaser, each acting reasonably);

“Intervening Event” means a material change, fact, development, circumstance, event, condition, effect or occurrence that (a) was not, and would not have reasonably been expected to be, known to, and did not result from a breach of this Agreement by, the Quipt Board as of the date of this Agreement, (b) first becomes known to the Quipt Board after the date of this Agreement and prior to the Quipt Meeting (including any adjournment or postponement thereof), (c) will have a material effect on the business, financial condition or results of operations of Quipt and its Subsidiaries taken as a whole, and (d) does not relate to or involve (i) any Acquisition Proposal or any consequence, development or event arising from or relating to, or that would reasonably be expected to lead to, any Acquisition Proposal, (ii) changes in the market price or trading volume of the Quipt Shares in and of themselves (it being understood that any underlying facts, changes, events, circumstances or occurrences giving rise to or contributing to such changes in market price or trading volume may be taken into account in determining whether an Intervening Event has occurred) or (iii) the fact that Quipt fails to meet, meets or exceeds internal or published projections, forecasts or revenue or earnings or other financial performance metrics or results of operations predictions for any period (it being understood that any underlying facts, changes, events, circumstances or occurrences giving rise to or contributing thereto may be taken into account in determining whether an Intervening Event has occurred);

“Key Regulatory Approvals” means those Regulatory Approvals listed in Schedule F.

“Kingswood” means Kingswood Capital Management, LP;

“Law” means, with respect to any Person, any and all laws (statutory, common or otherwise), constitutions, treaties, conventions, ordinances, codes, rules, regulations, orders, injunctions, judgments, decrees, rulings or other similar requirements, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity, that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended, and the term “applicable,” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities;

“Leases” means all leases, subleases, licenses, concessions and other agreements (written or oral) pursuant to which Quipt or any Subsidiary holds any Leased Real Property, including the right to all security deposits and other amounts and instruments deposited by or on behalf of Quipt or any Subsidiary thereunder;

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by Quipt or any Subsidiary;

“Leasehold Improvements” means all buildings, structures, improvements and fixtures located on any Leased Real Property which are owned by Quipt or any of its Subsidiary, regardless of whether title to such buildings, structures, improvements or fixtures are subject to reversion to the landlord or other third party upon the expiration or termination of the Lease for such Leased Real Property;

“Lien” means any mortgage, hypothec, assignment, charge, lien (statutory or otherwise, including as defined in section 101(37) of the Bankruptcy Code), Claim, statutory or deemed trust for Taxes, license, sublicense, pledge, security interest, charge, hypothecation, restriction (including restrictions on transfer or use), claim of ownership, lease, sublease, option, right of use or possession, preference, encroachment, restrictive covenant, adverse interest, right of first offer or refusal, right of second offer or refusal, title or survey defect, or other encumbrance or similar restriction of any kind, whether contingent or absolute;

“Matching Offer” has the meaning set forth in Section 5.4(2);

“Matching Period” has the meaning set forth in Section 5.4(1)(d);

“Material Adverse Effect” means, in respect of Quipt, any change, event, occurrence, development, effect or circumstance, either individually or in the aggregate that is or would reasonably be expected to be material and adverse to the business, financial condition, assets or results of operations of Quipt and its Subsidiaries taken as a whole; provided, that, no changes, events, occurrences, developments, effects, or circumstances shall be deemed to constitute a Material Adverse Effect, to the extent that any such event, change, occurrence, development, effect or state of facts or circumstance results from or arises out of:

(a)	any change or development in global, national or regional political, economic, financial, or capital market conditions or political, economic, business, banking, regulatory, currency exchange, tariffs, interest rate or inflationary conditions or financial, securities, capital, credit or commodity market conditions, in each case, whether national or global;

(b)	any change, event, occurrence, circumstance, fact, or development generally affecting the durable medical equipment (DME) industry, or respiratory home care industries in which Quipt and any of its Subsidiaries operate;

(c)	any adoption, proposal, implementation or change in Law, GAAP or regulatory accounting or Tax requirements, or in the interpretation, application or non-application of the foregoing by any Governmental Entity;

(d)	any act or escalation of sabotage or terrorism or any outbreak or escalation of hostilities or declared or undeclared war;

(e)	any epidemics, pandemics or disease outbreak or other public health condition or any variation or worsening thereof;

(f)	any natural or man-made disaster or act of God, including any earthquakes, wildfires, flood, volcanoes, tsunamis, hurricanes, storms, tornados or other natural disasters or similar occurrences;

(g)	any action taken (or omitted to be taken) by Quipt or any of its Subsidiaries: (i) as provided for, or required by, this Agreement, (ii) required by Law, or (iii) are taken (or omitted to be taken) upon the written request, or with the written consent, of Purchaser or its Representatives;

(h)	any change in the market price or trading volume of any securities of Quipt or any suspension of trading in publicly trading securities generally, or any credit rating downgrade, negative outlook, watch or similar event relating to Quipt, provided, however, that the causes underlying such change may, if not otherwise excluded from the definition of Material Adverse Effect, be considered to determine whether such change constitutes a Material Adverse Effect;

(i)	any change in any analyst recommendations or ratings with respect to Quipt;

(j)	any failure by Quipt or its Subsidiaries to meet any internal or published projections, forecast or estimates of, or guidance related to, revenues, earnings, cash flows or other financial metrics before, on or after the date hereof, provided, however, that the causes underlying such change may, if not otherwise excluded from the definition of Material Adverse Effect, be considered to determine whether such change constitutes a Material Adverse Effect; or;

(k)	the execution, announcement or performance of this Agreement or the Arrangement or the implementation of the Arrangement; or

(l)	litigation (or threatened litigation proceedings) relating to this Agreement and the transactions contemplated herein and hereby;

provided, however, that: (I) in the case of (a) through to and including (e), such matter does not have a materially disproportionately greater impact or effect on Quipt and its Subsidiaries, taken as a whole, as compared to comparable companies and entities operating in the comparable industry in which Quipt or any of its Subsidiaries operate (in which case, only the incremental disproportionate adverse effect may be taken into account in determining whether a Material Adverse Effect has occurred); and (II) references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Material Adverse Effect” has occurred;

“Material Contract” means any Contract to which Quipt or any of its Subsidiaries is a party: (a) that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (b) under which Quipt or any of its Subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than ordinary course endorsements for collection) in excess of $2,000,000 in the aggregate; (c) relating to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $2,000,000, other than a Contract between two or more wholly owned Subsidiaries of Quipt or between Quipt and one or more of its Subsidiaries; (d) providing for the establishment, organization or formation of any joint ventures in which the interest of Quipt or any of its Subsidiaries has a fair market value that exceeds $2,000,000 or is with any hospital or health system; (e) under which Quipt or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $2,000,000 over the remaining term of the contract (other than purchase orders, statements of work, service orders or similar commitments entered into in the Ordinary Course with customers or suppliers on standard terms); (f) that limits or restricts Quipt or any of its Subsidiaries in any material respects from engaging in any line of business or carrying on business in any geographic area in any material respect, including with respect to any Owned Intellectual Property; (g) that creates an exclusive dealing arrangement or right of first (or second) refusal; (h) under which Quipt or any of its Subsidiaries licenses or is granted rights in Intellectual Property from a third party (but excluding commercially available off-the-shelf licenses for Software) or licenses or grants rights in Owned Intellectual Property to a third party (but excluding, for scheduling purposes only, non-exclusive licenses granted to customers in the Ordinary Course); (i) under which any Person (other than an employee of Quipt or its Subsidiaries) has developed material Owned Intellectual Property; (j) provides for annual compensation in excess of $200,000 or cannot be terminated upon notice of 30 days or less and without liability; (k) that relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) under which Quipt or any of its Subsidiaries has a material obligation with respect to an “earn out,” contingent purchase price or similar contingent payment obligation; (l) other than such obligations as are incurred in the Ordinary Course, that contains any future capital expenditure obligations of Quipt or any of its Subsidiaries in excess of $450,000 over the remaining term of such Contract; (m) for the acquisition, disposition or other investment in of any significant portion of the assets, equity interests or business of any other Person (other than purchases of inventory, supplies or components in the ordinary course of business), (n) any Quipt Employee Plan; (o) Contracts to which a physician or an “immediate family member” of a physician (as such term is defined for purposes of the Stark Law) is a party, whether or not such agreement relates to medical services; (p) preferred provider agreements or patient services agreements with any referral sources; or (q) that is otherwise material to Quipt and its Subsidiaries, considered as a whole; and, for greater certainty, includes the Material Contracts listed in the respective Quipt Disclosure Letter;

“material fact” and “material change” have the meanings specified in the Securities Laws; provided, that with respect to any documents filed or furnished by Quipt with or to a Securities Authority, “material fact” includes a fact that is “material”, where “material” has the meaning set out in Securities Laws;

“Material Subsidiaries” means the following direct or indirect Subsidiaries of Quipt: Quipt Home Medical Inc., QHM Holdings Inc., Access Respiratory Home Care, L.L.C., At Home Health Equipment, LLC, Cooley Medical Equipment, Incorporated, Hometown Medical LLC, Legacy Oxygen and Home Care Equipment, LLC, Mayhugh Drugs, Inc., Medical West Healthcare Center, LLC, Black Bear Medical Group, Inc., Black Bear Medical NH, Inc., Black Bear Medical, Inc., Coastal Med-Tech Corp., Care Medical Partners LLC, Care Medical Atlanta, LLC, Care Medical of Athens, Inc., Care Medical of Augusta, LLC, Care Medical of Gainesville, LLC, Care Medical Savannah, LLC, Great Elm Healthcare, LLC, Focus Respiratory, LLC, United Respiratory Services, LLC, Northwest Medical, LLC, Advanced Medical DME, LLC, Patient-Aids, Inc., Sleepwell, LLC, Resource Medical, Inc., Resource Medical Group of Charleston, LLC, and Resource Medical Group, LLC. and “Material Subsidiary” means any one of them, as the context may require;

“MD&A” has the meaning set forth in Schedule B.

“MI 61-101” means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” has the meaning specified in the Securities Act (British Columbia) and the concept included in Section 10 of the U.S. Securities Act (“any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such prospectus is or is to be used, not misleading”); for the avoidance of doubt, if either above condition is not satisfied, then a “Misrepresentation” exists;

“Money Laundering Laws” has the meaning set forth in Schedule C.

“NASDAQ” means The Nasdaq Capital Market;

“Officer” has the meaning specified in the Securities Laws;

“Ordinary Course” means, with respect to an action taken by a Party or any of its Subsidiaries, that such action is consistent in all material respects in nature, scope and magnitude with the past-practices of such Party or such Subsidiary, is commercially reasonable in the circumstances in which it is taken and is taken in the ordinary and usual course of conduct of business of such Party or such Subsidiary. For clarity, “Ordinary Course” shall not be interpreted to require a Party or its Subsidiaries to act in a manner that is identical in all respects to past practice, and includes the right to make reasonable changes in good faith to business operations, practices, and policies in light of changing circumstances, industry trends, or market conditions, so long as such changes are not, individually or in the aggregate, material or adverse to the Party and its Subsidiaries, taken as a whole;

“Outside Date” means June 15, 2026, or such later date as may be agreed to in writing by the Parties; provided, that if the Effective Date has not occurred by June 15, 2026, 2026 as a result of the failure to satisfy the condition set forth in Section 6.1(3) or the failure to obtain any Key Regulatory Approvals, then either Party may elect by notice in writing delivered to the other Party by no later than 5:00 p.m. (Vancouver time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than 15 days, provided, that in aggregate such extensions shall not exceed 60 days from June 15, 2026; provided further that, notwithstanding the foregoing, a Party shall not be permitted to elect to extend the Outside Date if the failure to satisfy the condition set forth in Section 6.1(3) is primarily the result of the breach by such Party of its representations and warranties set forth in this Agreement or its failure to comply with its covenants herein;

“Owned Intellectual Property” has the meaning specified in Schedule C(18)(a);

“Owned Registered Intellectual Property” has the meaning specified in Schedule C(18)(a).

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, including air, oil, gas, mineral and water rights, owned by Quipt or any Subsidiary;

“Parent” has the meaning set forth in the preamble;

“Parties” means Quipt and its Subsidiaries and Purchaser, and “Party” means any one of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration, accreditation, qualification, clearance, waiver, exemption, variance or other authorization of and from any Governmental Entity;

“Permitted Liens” means, in respect of Quipt or any of its Subsidiaries, any one or more of the following:

(a)	Liens for Taxes that are not yet due and payable (or, if due and payable, that are being contested in good faith by appropriate Proceedings and for which adequate accruals or reserves have been made in accordance with GAAP and provided, that payment has been made so that the contest of any such Liens or Taxes does not subject Quipt or any of its Subsidiaries to interest, penalty or forfeiture);

(b)	inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of assets; provided, that, such Liens are related to obligations not due and payable, are not registered against title to any assets, including any Owned Real Property or Leased Real Property, and in respect of which adequate holdbacks or reserves are being maintained in accordance with GAAP;

(c)	the right reserved to or vested in any Governmental Entity by any statutory provision, or by the terms of any Leases, licence, franchise, grant or permit of Quipt or any of its Subsidiaries, to terminate any such Leases, licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance;

(d)	easements, rights of way, servitudes and similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, pipelines, gas and water mains, electric light, power, telephone, telegraph or cable television conduits, poles, wires and cables that do not materially adversely affect the use and or occupancy of any Real Property;

(e)	Liens as listed and described in the Quipt Disclosure Letter; and

(f)	non-exclusive licenses of Intellectual Property.

“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Personal Information” means any information that identifies, relates to, describes, is about, is capable of being associated with, allows the identification of, or could reasonably be linked with or identify, directly or indirectly, an identified or identifiable natural Person, household, or device, and includes, without limitation, any information that is otherwise considered “personally identifiable information,” “personal information”, “sensitive personal information”, “private information”, “personal data”, “individually identifiable health information”, “protected health information”, “medical records” or similar term under any Law relating to the privacy, confidentiality, security, protection, breach, collection, creation, receipt, maintenance, transmission, use, disclosure, sharing, storage, handling, retention, destruction, transfer and/or other processing of such information;

“Plan of Arrangement” means the plan of arrangement of Quipt, substantially in the form set forth in Schedule A, subject to any amendments or variations to such plan made in accordance with this Agreement and the Plan of Arrangement, or made at the direction of the Court in the Final Order with the prior written consent of Quipt and Purchaser, each acting reasonably;

“Predecessor Plans” means the Quipt 2021 Equity Incentive Plan of Quipt and the Quipt 2019 amended and restated fixed number stock option plan (and its predecessors);

“Privacy Breach” means the loss or theft of, unauthorized or unlawful access to, or use, modification, copying, acquisition, or disclosure of, or other breach of the privacy, confidentiality, security, or protection of, Personal Information, and includes, without limitation, any “breach” or similar term as defined by applicable Privacy Laws;

“Privacy Consents” means the terms of any consents, authorizations, waiver of authorization or other permission pursuant to which Quipt used, uses, disclosed, discloses, processed or processes Personal Information;

“Privacy Laws” means all Laws pertaining to the privacy, confidentiality, security, protection, breach, collection, creation, receipt, maintenance, transmission, use, disclosure, sharing, storage, handling, retention, destruction, transfer, and other processing of Personal Information, including all privacy and security breach disclosure and notification Laws, implementing Laws, ordinances, permits, regulations, rules, codes, orders, constitutions, treaties, common laws, judgments, rulings, decrees, other requirements or rules of law, in each case, of any Governmental Entity, including, as applicable, the Personal Information Protection and Electronic Documents Act (Canada), the Personal Health Information Protection Act (Ontario), the General Data Protection Regulation (European Union), the Data Protection Act 2018 (United Kingdom), the California Consumer Privacy Act and the California Privacy Rights Act, the Health Insurance Portability and Accountability Act (HIPAA) of 1996, and the Children’s Online Privacy Protection Act (COPPA) of 1998, the Telephone Consumer Protection Act of 1991, the Do-Not-Call Implementation Act of 2003, Section 5 of the Federal Trade Commission Act of 1914 (as the same has been interpreted to apply to privacy, data protection, breach disclosure or data transfer issues), and all similar applicable foreign federal and state information privacy and security Laws;

“Privacy Policies” means Quipt’s written policies, procedures, statements and notices applicable to Personal Information, including all website and mobile application privacy policies, statements and notices;

“Privacy Requirements” means all of the obligations, restrictions and prohibitions of or applicable to Quipt in connection with Personal Information under Privacy Laws and (to the extent not inconsistent with Privacy Laws), the Privacy Policies and any Contracts by which Quipt is bound;

“Proceeding” means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or known investigation commenced, brought, conducted or heard by or before any Governmental Entity;

“Purchaser” has the meaning set forth in the preamble;

“Quipt” has the meaning set forth in the preamble;

“Quipt 2024 Equity Incentive Plan” means the Quipt Home Medical Corp. 2024 Equity Incentive Plan, adopted by the Quipt Board on February 14, 2024, as approved, and re-approved, by Quipt Shareholders on March 27, 2024;

“Quipt Balance Sheet” has the meaning set forth in Schedule B.

“Quipt Board” means the board of directors of Quipt as constituted from time to time;

“Quipt Board Recommendation” has the meaning specified in Section 2.4(2);

“Quipt Budget” has the meaning specified in Section 4.1(2)(g);

“Quipt Change in Recommendation” occurs when prior to the Required Quipt Approval having been obtained, any one of the following occurs: (a) the Quipt Board fails to unanimously recommend or withdraws, amends, modifies or qualifies the Quipt Board Recommendation in a manner adverse to Purchaser, or publicly proposes or states its intention to do any of the foregoing; (b) the Quipt Board fails to publicly reaffirm without qualification Quipt Board Recommendation of the Arrangement within five (5) Business Days (or beyond the third (3rd) Business Day prior to the date of the Quipt Meeting, if such date is sooner) after having been requested in writing by Purchaser to do so; (c) the Quipt Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third (3rd) Business Day prior to the date of the Quipt Meeting, if such date is sooner) after such Acquisition Proposal’s public announcement, or (d) the Quipt Board executes or enters into, or authorizes Quipt or any of its Subsidiaries to execute or enter into, or publicly proposes to execute or enter into or to authorize Quipt or any of its Subsidiaries to execute or enter into, any agreement, letter of intent, memorandum of understanding, agreement in principle of other similar contract or agreement with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement);

“Quipt Circular” means the notice of the Quipt Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, including the information required to be included under Section 14(a) under the U.S. Exchange Act, to be sent to the Quipt Shareholders and other Persons as required by the Interim Order and Law in connection with the Quipt Meeting, as amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms of this Agreement;

“Quipt Data Room” means the information contained in the files, reports, data, documents and other materials relating to Quipt and its Subsidiaries provided in the electronic data room hosted by Quipt and made available to the Purchaser prior to the date hereof in connection with the transactions contemplated hereby;

“Quipt Disclosure Letter” means the disclosure letter dated the date of this Agreement and all schedules, exhibits and appendices thereto, delivered by Quipt to Purchaser concurrent with this Agreement;

“Quipt Employee” means an employee of Quipt or any of its Subsidiaries;

“Quipt Employee Plan” means each plan, program, policy, agreement, collective bargaining agreement or other arrangement providing for compensation, severance, deferred compensation, equity or equity-based compensation, performance awards, stock or stock-based awards, fringe, retirement, pension, savings, supplemental retirement or pension, employee loans, death, insurance, disability, vision, dental, employee assistance, welfare or medical benefits, vacation, or other employee benefits or remuneration of any kind, including each employment, salary continuation, profit-sharing, severance, incentive, retention, change in control or consulting plan, program arrangement or agreement, in each case, whether written or unwritten, funded or unfunded, that (i) is or has been sponsored, maintained, contributed to, or required to be contributed to, by Quipt or its Subsidiaries for the benefit of any current or former Quipt Employee, officer, director or other employee or service provider of Quipt or its Subsidiaries, or (ii) with respect to which Quipt or any of its Subsidiaries has or may have any liability (contingent or otherwise);

“Quipt Financial Advisor” means Truist Securities, Inc., the financial advisor to the Quipt Board;

“Quipt Filings” means all documents filed under the profile of Quipt on SEDAR+ in Canada, and the Electronic Data Gathering, Analysis, and Retrieval System (EDGAR) in the United States during the period commencing on December 14, 2024 and ending on the date hereof, including any documents incorporated by reference into (as such term is interested in accordance with applicable securities laws);

“Quipt IP” means all Owned Intellectual Property and Intellectual Property licensed to or used by Quipt or its Material Subsidiaries in the conduct of the business;

“Quipt Locked-Up Shareholders” means the directors and executive officers the shareholders of Quipt listed in Schedule E;

“Quipt Meeting” means the special meeting of Quipt Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of this Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Quipt Circular;

“Quipt Option Consideration” means the aggregate cash consideration to be received by the Quipt Optionholders pursuant to the Plan of Arrangement for their Quipt Options. For purposes of calculating the foregoing, the cash consideration payable in respect of each Quipt Option shall be equal to (a) $3.65 per Quipt Share subject to such Quipt Option, less (b) the applicable exercise price of such Quipt Option, with such amount subject to deduction for applicable withholding Tax and other Taxes, as required by Law; provided, however that if any such Quipt Option has an exercise price equal to or in excess of $3.65 per Quipt Share, no consideration shall be payable in respect of such Quipt Option, and such Quipt Option will be forfeited;

“Quipt Optionholders” means the holders of Quipt Options;

“Quipt Options” means the outstanding options to purchase Quipt Shares granted pursuant to the Quipt Share Compensation Plan, as listed in the Quipt Disclosure Letter;

“Quipt RSU Consideration” means the aggregate cash consideration to be received by the holders of Quipt RSUs pursuant to the Plan of Arrangement for their Quipt RSUs. For purposes of calculating the foregoing, the cash consideration payable in respect of each Quipt RSU shall be equal to $3.65 per Quipt Share subject to such Quipt RSU, with such amount subject to deduction for applicable withholding Tax and other Taxes, as required by Law;

“Quipt RSUs” means the restricted share units of Quipt issued pursuant to the Quipt Share Compensation Plan, as listed in the Quipt Disclosure Letter;

“Quipt SEC Reports” has the meaning set forth in Schedule C.

“Quipt Share Compensation Plan” means, collectively, the Quipt 2024 Equity Incentive Plan together with the Predecessor Plans;

“Quipt Shareholders” means the registered or beneficial holders of the Quipt Shares, as the context requires;

“Quipt Shares” means the common shares of Quipt which Quipt is authorized to issue as presently constituted, which, for greater certainty, shall include any common shares issued prior to the Effective Time, including upon vesting and settlement of the Quipt RSUs, and the exercise of Quipt Options, in each case, outstanding from time to time;

“Quipt Termination Fee Event” has the meaning specified in Section 8.1(2);

“Quipt Voting Agreements” means, collectively, the voting and support agreements (including all amendments thereto), dated the date hereof, entered into by and among Purchaser, Quipt and each Quipt Locked-up Shareholder, setting forth the terms and conditions upon which they have agreed, among other things, to vote their Quipt Shares in favour of the Arrangement Resolution;

“Real Property” has the meaning specified in Schedule C;

“Real Property Laws” has the meaning specified in Schedule C;

“Registrar” means the Registrar of Companies appointed pursuant to Section 400 of the BCBCA;

“Regulatory Approval” means, any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, or notice to, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case in connection with, resulting from, or required to complete, the Arrangement, including the Key Regulatory Approvals and HSR Approval;

“Representative” means, in respect of any Person, such Person’s Affiliates and Subsidiaries and, as applicable, any officer, director, trustee, partner, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of such Person’s Affiliates or Subsidiaries;

“Required Quipt Approval” has the meaning specified in Section 2.2(1)(c);

“SEC” means the U.S. Securities and Exchange Commission;

“SEC Clearance Event” means the event where either (a) the SEC staff has not notified Quipt that it will review the Quipt Circular within ten (10) days after the initial filing of the Quipt Circular with the SEC, or (b) the SEC staff notifies Quipt that it has completed its review of the Quipt Circular;

“Securities Authority” means the SEC, the British Columbia Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada or any state of the United States;

“Securities Laws” means (a) the U.S. Securities Act, the U.S. Exchange Act and all other applicable state and federal securities laws, rules and regulations, (b) the Securities Act (British Columbia) and the rules, regulations and published policies thereunder, (c) any other applicable Canadian provincial and territorial securities Laws, (d) applicable securities Laws and regulations of other jurisdictions, all as now in effect and as they may be promulgated or amended from time to time, and (e) the rules, regulations and policies of the TSX and NASDAQ;

“Security Incident” has the meaning specified in Schedule C(19)(c);

“SEDAR+” means the System for Electronic Data Analysis and Retrieval + maintained on behalf of the Canadian Securities Authorities, the secure web-based system used by all market participants to file, disclose and search for information in Canada’s capital markets;

“Software” means all software or computer programs, including all versions thereof, and all related documentation, manuals, source, executable, and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, and all other material related to such software;

“Subsidiary” has the meaning specified in the Securities Act (British Columbia), and in respect of Quipt, those subsidiaries set forth in Section 1.1 of the Quipt Disclosure Letter;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal to acquire not less than all of the issued and outstanding Quipt Shares (other than Quipt Shares held by Persons or group of Persons making such Acquisition Proposal) or all or substantially all of the assets of Quipt and its Subsidiaries on a consolidated basis made after the date of this Agreement and before the Quipt Meeting from a Person (or group of Persons) other than Purchaser, Parent or any of their respective Affiliates, that:

(a)	complies with Securities Laws and did not result from a breach of Article 5 of this Agreement;

(b)	that the Quipt Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, is reasonably capable of being completed at the time and on the terms proposed without undue delay, taking into account, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; and

(c)	that the Quipt Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Acquisition Proposal and the party making such Acquisition Proposal, would, if consummated in accordance with its terms, but without assuming away the risk of non-completion, result in a transaction which is more favourable, from a financial point of view, to the Quipt Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed pursuant to Section 5.4(2));

(d)	is not subject to any financing contingency and in respect of which it has been demonstrated to the satisfaction of the Quipt Board, acting in good faith that adequate arrangements have been made to ensure that the required funds will be available to complete such Acquisition Proposal; and

(e)	is not subject to any due diligence and/or access condition.

“Superior Proposal Notice” has the meaning specified in Section 5.4(1)(b);

“Tax” or “Taxes” means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, HST/GST, use, value-added, excise, escheat, abandoned or unclaimed property, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, employer health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions (including Canada Pension Plan); (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party;

“Tax Act” means the Income Tax Act (Canada) as amended from time to time;

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, and statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) and other documents (whether in tangible, electronic or other form) filed or required to be filed in respect of Taxes, including all amendments thereof and all schedules and attachments thereto;

“Terminating Party” has the meaning specified in Section 4.6(3);

“Termination Fee” means $6,950,000;

“Transferred Personal Information” means the Personal Information that has been, or is, disclosed or conveyed to a Party to this Agreement by another Party to this Agreement, in relation to, as a result of or in connection with the transactions contemplated by this Agreement, and includes all such Personal Information disclosed prior to the execution of this Agreement;

“Treasury Regulations” means the United States Treasury regulations promulgated under the U.S. Tax Code.

“Truist Fairness Opinion” means the opinion of the Quipt Financial Advisor as to the fairness of the Consideration to be received by the Quipt Shareholders pursuant to the Arrangement from a financial point of view;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities and Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“U.S. Tax Code” means the U.S. Internal Revenue Code of 1986, as amended; and

“WARN Act” has the meaning set forth in Section 4.1(2)(o).

Section 1.2       Certain Rules of Interpretation.

In this Agreement, unless otherwise specified:

(1)	Headings, etc. The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement.

(2)	Currency. All references to dollars or to $ are references to United States dollars, unless otherwise specified. In the event that any amounts are required to be converted from United States dollars to lawful money of Canada or vice versa, such amounts shall be converted using the most recent closing exchange rate of the Bank of Canada available before the relevant calculation date.

(3)	Gender and Number. Any reference to gender includes all genders, including the neuter gender. Words importing the singular number only include the plural and vice versa.

(4)	Certain Phrases and References, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation,” and “the aggregate of” or a phrase of similar meaning means “the aggregate, without duplication, of.” Unless stated otherwise, “Article”, “Section” and “Schedule” followed by a number or letter mean and refer to the specified Article or Section of or Schedule to this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, amended and restated, replaced, supplemented, modified or novated and includes all schedules to it. The term “made available” means copies of the subject materials were included in the Quipt Data Room.

(5)	Capitalized Terms. All capitalized terms used in any Schedule or in the Quipt Disclosure Letter have the meanings specified in this Agreement unless specifically defined in the Quipt Disclosure Letter.

(6)	Knowledge.

(a)	Where any representation, warranty or covenant is expressly qualified by reference to the knowledge of Quipt it shall be deemed to refer to the actual knowledge, after making reasonable inquiries of such Persons as they reasonably consider in good faith necessary regarding the relevant matter, of the following Quipt executive officers: Gregory Crawford, Chief Executive Officer and Hardik Mehta, Chief Financial Officer.

(b)	Where any representation, warranty or covenant is expressly qualified by reference to the knowledge of each of Purchaser and Parent it shall be deemed to refer to the actual knowledge, after making reasonable inquiries of such Persons as they consider necessary regarding the relevant matter, of the following Purchaser principals and Parent executive officers: Michael Niegsch, Johnathan Wilhelm and Brandon Sucaldito.

(7)	Accounting Terms. Unless otherwise stated, all accounting terms used in this Agreement in respect of Quipt or its Subsidiaries are to be interpreted in accordance with GAAP and all determinations of an accounting nature in respect of Quipt and its Subsidiaries required to be made shall be made in a manner consistent with GAAP.

(8)	Statutes and Rules. Any reference to a statute or to a rule of a self-regulatory organization, including any stock exchange, refers to such statute or rule, and all rules and regulations, administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(9)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day. References to time are to local time in Vancouver, British Columbia.

(10)	Date for any Action. If the date on which any action is required to be taken hereunder by any Party is not a Business Day, that action will be required to be taken on the next succeeding day which is a Business Day.

Section 1.3       Schedules.

(1)	The Schedules attached to this Agreement and the Quipt Disclosure Letter form an integral part of this Agreement for all purposes of it.

(2)	The Quipt Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (a) it is required to be disclosed, on advice of counsel, pursuant to Law, unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes, or (b) it is disclosed by a Party to a Representative of such Party strictly in accordance with the terms herein and of the Confidentiality Agreements, or (c) a Party is required to disclose it, on advice of counsel, in order to enforce or exercise its rights under this Agreement.

Article 2
THE ARRANGEMENT

Section 2.1       Arrangement.

Quipt and Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions of this Agreement and the Plan of Arrangement. Without limitation to the foregoing, at the Effective Time, the Plan of Arrangement shall become effective with the result that among other things, Purchaser shall become the holder of all of the outstanding Quipt Shares.

Section 2.2       Interim Order.

(1)	As soon as reasonably practicable (and in any event within fifteen (15) days) following an SEC Clearance Event, Quipt shall apply to the Court in a manner acceptable to Purchaser, acting reasonably, pursuant to Part 9, Division 5 of the BCBCA and, subject to timely comment by Purchaser (which comments will reasonably be considered by Quipt), prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Quipt Meeting and for the manner in which such notice is to be provided;

(b)	confirmation of the record date for the purposes of determining the Quipt Shareholders entitled to receive notice of and vote at the Quipt Meeting in accordance with the Interim Order;

(c)	that the required level of approval for the Arrangement Resolution shall be (i) 66 2/3% of the votes cast on the Arrangement Resolution by Quipt Shareholders present in person or represented by proxy at the Quipt Meeting, and (ii) if required by Canadian Securities Laws, a simple majority of the votes cast on the Arrangement Resolution by Quipt Shareholders present in person or represented by proxy at the Quipt Meeting and entitled to vote at the Quipt Meeting voting together as a single class, excluding for this purpose any votes attached to Quipt Shares held by Persons described in items (a) through (d) of Section 8.1(2) of MI 61-101, in each case as modified by the Interim Order (collectively, the “Required Quipt Approval”);

(d)	that the terms, restrictions and conditions of Quipt’s Constating Documents, including quorum requirements and all other matters, shall apply in respect of the Quipt Meeting subject to any of the terms of the Interim Order;

(e)	for the grant of the Dissent Rights only to those Quipt Shareholders who are registered Quipt Shareholders as contemplated in the Plan of Arrangement;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Quipt Meeting may be adjourned or postponed from time to time by Quipt in accordance with the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court and without the necessity of first convening the Quipt Meeting or obtaining any vote of the Quipt Shareholders and notice of any such adjournment(s) or postponement(s) shall be given by such means as the Quipt Board, in consultation with the Purchaser, may determine is appropriate in the circumstances;

(h)	that the record date for Quipt Shareholders entitled to notice of and to vote at the Quipt Meeting will not change in respect of any adjournment(s) or postponement(s) of the Quipt Meeting, unless required by Law or the Court or agreed to in writing by Quipt and Purchaser; and

(i)	for such other matters as Purchaser or Quipt may reasonably require, subject to obtaining the prior consent of such other Party, such consent not to be unreasonably withheld, conditioned or delayed, and subject to the approval of the Court.

Section 2.3       The Quipt Meeting.

(1)	Subject to the terms of this Agreement and the Interim Order, Quipt shall:

(a)	convene and conduct the Quipt Meeting in accordance with the Interim Order, Quipt’s Constating Documents, and applicable Laws as soon as reasonably practicable for the purpose of considering the Arrangement Resolution and for any other proper purpose as may be set out in the Quipt Circular and agreed to by Purchaser, acting reasonably, and not adjourn, postpone or cancel (or propose the adjournment, postponement or cancellation of) the Quipt Meeting without the prior written consent of Purchaser, except (i) in the case of an adjournment, as required for quorum purposes (in which case the Quipt Meeting shall be reconvened as soon as practicable as reasonably determined by Quipt in consultation with the Purchaser, each acting reasonably), (ii) as required or permitted under Section 4.6(3) or Section 5.4(5) or required by Law or a Governmental Entity;

(b)	consult with Purchaser in fixing and publishing the record date for the purposes of determining the Quipt Shareholders entitled to receive notice of vote at the Quipt Meeting;

(c)	solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Quipt Shareholder that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by Purchaser, acting reasonably, using established proxy solicitation services firm to solicit proxies in favour of the approval of the Arrangement Resolution and considering the input of Purchaser with respect to the solicitation for proxies in respect of the Quipt Meeting; provided, that (i) any proxy solicitation services firm engaged pursuant to this Section 2.3(1)(c) shall be a suitably qualified Person that is mutually agreed upon by the Parties, each acting reasonably, (ii) all fees, costs and expenses of any proxy solicitation services firm engaged pursuant to this Section 2.3(1)(c) shall be borne equally by the Quipt and Purchaser, and (iii) Quipt shall not be required to continue to solicit proxies, including via such proxy solicitation services firms or otherwise, if there has been a Quipt Change in Recommendation;

(d)	provide Purchaser with copies of or access to information regarding the Quipt Meeting generated by Quipt’s transfer agent or any proxy solicitation services firm retained by Quipt, as requested from time to time by Purchaser, acting reasonably;

(e)	except as otherwise expressly contemplated or permitted by this Agreement, not propose or submit for consideration at the Quipt Meeting any business other than the Arrangement and, if required by applicable Law, as may be determined by Quipt in consultation with Purchaser, the advisory vote on certain officer compensation that may be paid upon consummation of the Arrangement;

(f)	use commercially reasonable efforts to ensure the Quipt Locked-Up Shareholders vote in favour of the Arrangement Resolution;

(g)	allow Purchaser, Purchaser’s Representatives and outside legal counsel to attend the Quipt Meeting;

(h)	promptly advise Purchaser, at such times as Purchaser may reasonably request and at least on a daily basis on each of the last ten (10) Business Days prior to the date of the Quipt Meeting, as to the aggregate tally of the proxies received by Quipt in respect of the Arrangement Resolution;

(i)	promptly advise Purchaser of any communication (written or oral) received from, or claims brought by, any Quipt Shareholder or any other Person in opposition to the Arrangement (other than non-substantive communications from any Quipt Shareholder who), and/or any purported exercise or withdrawal by any Quipt Shareholder of Dissent Rights (or change in such purported exercise), if Quipt receives any written notice of dissent, and provide the Purchaser with an opportunity to review any written communications of substance sent by or on behalf of Quipt to any such Person and/or Quipt Shareholder exercising or purporting to exercise Dissent Rights; and

(j)	not settle or compromise or agree to settle or compromise any purported exercise of Dissent Rights, or make any payments or agree to make any payments with respect to Dissent Rights, without the prior written consent of the Purchaser.

Section 2.4       The Quipt Circular.

(1)	Subject to compliance by Purchaser with Section 2.4(4), as promptly as reasonably practicable following the execution of this Agreement, Quipt shall prepare, in consultation with the Purchaser and its outside legal counsel, the Quipt Circular together with any other documents required by applicable Laws in connection with the Quipt Meeting and the Arrangement; and, file the Quipt Circular in preliminary form with the SEC, TSX and NASDAQ, as applicable, together with any other documents required by Law to be filed with the SEC, TSX and NASDAQ therewith, as applicable. As soon as reasonably practicable after obtaining the Interim Order and following an SEC Clearance Event, Quipt shall file the Quipt Circular, together with any other documents required by Law, on SEDAR+ and with the SEC, and mail the Quipt Circular to each Quipt Shareholder and any other Person as required by the Interim Order and under applicable Law, in each case using all commercially reasonable efforts so as to permit the Quipt Meeting to be held by the date specified in the Interim Order.

(2)	On the mailing date of the Quipt Circular, Quipt shall ensure that the Quipt Circular complies in all material respects with all Laws, the Interim Order, does not contain any Misrepresentation (except that Quipt shall not be responsible for any information relating solely to Purchaser, Parent, their respective Affiliates, Financing Sources or any of their respective Affiliates, and the Financing that is furnished by or on behalf of Purchaser, Parent or any of their respective Representatives expressly for inclusion in the Quipt Circular) and provides the Quipt Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Quipt Meeting. Without limiting the generality of the foregoing, Quipt shall ensure that the Quipt Circular includes: (a) copies of the Fairness Opinions, (b) a statement that the Quipt Board has received the Fairness Opinions, and has unanimously, after consultation with its legal and financial advisors, determined that the Arrangement is in the best interests of Quipt, and that the Consideration to be received by Quipt Shareholders pursuant to the Arrangement is fair, form a financial point of view, to the Quipt Shareholders and recommends that Quipt Shareholders vote in favour of the Arrangement Resolution (the “Quipt Board Recommendation”), and (c) a statement that, subject to the terms of this Agreement and the Quipt Voting Agreements, each of the Quipt Locked-Up Shareholders has entered into a Quipt Voting Agreement pursuant to which such Quipt Locked-Up Shareholder has agreed to vote all their Quipt Shares in favour of the Arrangement Resolution in accordance with the terms of the Quipt Voting Agreement.

(3)	Quipt shall give Purchaser and its outside legal counsel a reasonable opportunity to review and comment on drafts of the Quipt Circular and other related documents prior to the Quipt Circular being printed, mailed and filed with the Securities Authorities and shall give reasonable consideration to any comments made by Purchaser and its counsel; provided, that all information relating to the Purchaser and their Affiliates included in such materials shall be in a form and substance satisfactory to the Purchaser, acting reasonably. Unless prohibited by applicable Law, Quipt shall provide Purchaser with all comments, written or oral, received from the TSX, NASDAQ, any Securities Authority, or any other Governmental Entity promptly upon receipt from the TSX, NASDAQ, any Securities Authority, or any other Governmental Entity, and give the Purchaser and its outside legal counsel a reasonable opportunity to review and comment on any responses, written or oral, submitted or proffered to the TSX, NASDAQ, any Securities Authority, or any other Governmental Entity.

(4)	Purchaser shall provide or cause to be provided all necessary information concerning itself and its Affiliates (if required), together with other related documents. Purchaser shall provide, to the extent required, all necessary information concerning Purchaser required by Law for inclusion in the Quipt Circular or in any amendments or supplements to such Quipt Circular. Purchaser shall also use commercially reasonable efforts to obtain any necessary certificates and/or consents from any of its auditors, independent qualified persons and any other advisors to the use of any financial, technical or other expert information required to be included or incorporated by reference in or with the Quipt Circular. Purchaser shall ensure that such information that it provides or that is provided on its behalf does not contain any Misrepresentation.

(5)	Each Party shall promptly, and, in any event, within twenty-four (24) hours, notify the other Party if it becomes aware that the Quipt Circular contains or may contain a Misrepresentation or otherwise requires an amendment or supplement. The Parties shall co-operate in the preparation of any such amendment or supplement as required or appropriate as determined by Quipt, in consultation with Purchaser, and Quipt shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Quipt Shareholders and, if required by a Court or by Law, file the same with the Securities Authorities or any other Governmental Entity as required.

(6)	Quipt, on the one hand, and Purchaser, on the other hand, will advise the other, promptly after it receives notice thereof, of any receipt of a request by any Securities Authority or its staff for (i) any amendment or revisions to the Quipt Circular; (ii) any receipt of comments from the Securities Authority or its staff on the Quipt Circular; or (iii) any receipt of a request by the Securities Authorities or its staff for additional information in connection therewith.

Section 2.5       Final Order.

(1)	Subject to the terms of this Agreement, if the Interim Order is obtained and the Arrangement Resolution is passed at the Quipt Meeting as provided for in the Interim Order, Quipt shall take all steps necessary or desirable to submit, as soon as reasonably practicable, but in any event not later than three (3) Business Days after the date the Arrangement Resolution is approved at the Quipt Meeting as provided for in the Interim Order, the Arrangement to the Court and diligently pursue a petition for the Final Order pursuant to Part 9, Division 5 of the BCBCA; for greater certainty, nothing in the foregoing obligates Quipt to obtain, nor shall it be construed as a covenant that the Court will issue, the Final Order within such three (3) Business Day period.

Section 2.6       Court Proceedings.

(1)	In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, Quipt shall, subject to the terms of this Agreement:

(a)	diligently pursue, and cooperate with Purchaser in diligently pursuing, the Interim Order and the Final Order;

(b)	provide to Purchaser and its outside legal counsel on a timely basis with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and give reasonable consideration to such comments; provided, that all information relating to Purchaser and their Affiliates included in such materials shall be in a form and substance satisfactory to the Purchaser, acting reasonably;

(c)	provide to Purchaser and its outside legal counsel on a timely basis copies of any response to petition, evidence or other documents served on Quipt or its outside legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(e)	not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, provided Purchaser is not required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases Purchaser’s obligations, or diminishes or limits Purchaser’s rights, set forth in any such filed or served materials or under this Agreement or the Arrangement;

(f)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order do so only after notice to, and in consultation and cooperation with, Purchaser; and

(a)	not unreasonably object to outside legal counsel to Purchaser making such submissions at the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided, that Purchaser advises Quipt of the nature of any submissions prior to the hearing and such submissions are consistent with this Agreement and the Plan of Arrangement.

(2)	In connection with all Court proceedings relating to obtaining the Interim Order or Final Order, Purchaser will cooperate and assist Quipt, including by providing or causing to be provided to Quipt on a timely basis any information reasonably required by Quipt or its counsel to be supplied by Purchaser.

Section 2.7       Treatment of Quipt Convertible Securities

The Purchaser acknowledges that, pursuant to the provisions of the Quipt Share Compensation Plan, Quipt and the Quipt Board shall take such actions as are necessary to facilitate the acceleration of vesting and exercisability of any unvested Quipt Options and acceleration of vesting of Quipt RSUs in order to allow the Quipt Optionholders and holders of Quipt RSUs to receive the Quipt Option Consideration and the Quipt RSU Consideration, as applicable, for all of their Quipt Options and Quipt RSUs that are outstanding immediately prior to the Effective Time. The Parties acknowledge and agree that all Quipt Options that are not exercised and Quipt RSUs that are not settled, whether conditionally or otherwise, prior to the Effective Time and that remain outstanding immediately prior to the Effective Time shall accelerate vesting and be cancelled and extinguished immediately prior to, but subject in all respects to the occurrence of, the Effective Time in exchange solely for the right to receive payment of the Quipt Option Consideration and Quipt RSU Consideration, without interest, in accordance with the provisions of the Plan of Arrangement, and Quipt and Purchaser shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing. To the extent applicable, on behalf of the Quipt Optionholders, Quipt may make a tax election under subsection 110(1.1) of the Tax Act in respect of any Quipt Options.

Section 2.8       The Arrangement

The Plan of Arrangement is the agreed plan of arrangement and shall not be amended, modified, supplemented, changed or varied, except in accordance with its terms and the terms of this Agreement.

Section 2.9       Effective Date.

(1)	The Arrangement shall be effective at the Effective Time on the date that is the earlier of (i) the date that is three (3) Business Days after the satisfaction or waiver (subject to applicable Laws) of all conditions set forth in Article 6 (other than the delivery of items to be delivered on the Effective Date and the satisfaction of those conditions that, by their terms, cannot be satisfied until the Effective Date) and (ii) such date as is mutually agreed to in writing by the Parties (the “Effective Date”).

(2)	From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by Law, including the BCBCA.

(3)	The closing of the Arrangement will take place via electronic exchange of documents on the Effective Date, or such other date as may be agreed upon by the Parties.

Section 2.10    Announcement and Shareholder Communications.

(1)	The initial press release concerning this Agreement and the Arrangement of Quipt, on the one hand, and the Purchaser, on the other hand, will each be reasonably acceptable to the other party. Thereafter, Quipt (other than with respect to the portion of any communication relating to a Quipt Change in Recommendation), on the one hand, and the Purchaser, on the other hand, will use their respective commercially reasonable efforts, to the extent practicable in the circumstances, to consult with the other parties before (a) participating in any media interviews; (b) engaging in any meetings or calls with analysts, institutional investors or other similar persons; or (c) providing any statements that are public or are reasonably likely to become public, in any such case to the extent relating to the Arrangement or the transactions contemplated by this Agreement, except that Quipt will not be obligated to engage in such consultation with respect to communications that are (i) required by applicable Law, regulation or stock exchange rule or listing agreement or (ii) principally directed to employees, suppliers, customers, partners or vendors so long as such communications are consistent in all material respects with the previous press releases, public disclosures or public statements made jointly by the parties (or individually if approved by the other party) or (iii) responsive to market rumours or leaks, and for corrective disclosures, where time is of the essence and consultation is not reasonably practicable under such circumstances. Notwithstanding anything to the contrary herein, nothing shall restrict the Quipt Board’s ability to discharge fiduciary duties, including communicating with shareholders, regulators and courts.

(2)	No Party shall:

(a)	issue any press release or make public statement or announcement or other public disclosure (including oral statements) with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed); or

(b)	make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party, subject to applicable Law;

provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing (including the filing of this Agreement on SEDAR+ and with the SEC, subject to any redactions requested by either Party acting reasonably if, and only to the extent, permitted under Securities Laws) under Law or stock exchange rules (including, in the case of Quipt, applicable Securities Laws, and the rules of the TSX and NASDAQ), and the Party making such disclosure shall use all commercially reasonable efforts to give prior written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing and, if such prior notice is not permitted by applicable Law, shall give such notice immediately following the making of such disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Party or its outside legal counsel, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. For the avoidance of doubt, the foregoing shall not prevent either Party from making internal announcements to employees and having discussions with shareholders and financial analysts and other stakeholders so long as such statements and announcements are consistent in all material respects with previous press releases, public disclosures or public statements made jointly by the parties (or individually if approved by the other party).

Nothing in this Section 2.10 shall restrict (A) Purchaser’s operation of the business of Quipt following the Effective Time, (B) communications and notices by Purchaser or its Affiliates to its or their direct or indirect, current or potential investors, lenders or advisors in connection with fundraising, marketing, informational, transactional, or reporting activities, or (C) “tombstone” type announcements or other notices or announcements or media interviews by Purchaser or its Affiliates following the Effective Time (which shall in no case involve disclosure of the terms of this Agreement, financial data, expected returns, projections, forecasts, or similar information).

Section 2.11    List of Shareholders

At the reasonable request of Purchaser from time to time, Quipt shall provide Purchaser with a list of (a) the registered Quipt Shareholders, together with their addresses and respective holdings of Quipt Shares, (b) the names, addresses and holdings of all Persons having rights issued by Quipt to acquire Quipt Shares (including holders of Quipt Options and Quipt RSUs), and (c) participants and book-based nominee registrants such as CDS & Co., CEDE & Co. and the Depository Trust Company (“DTC”), and non-objecting beneficial owners of Quipt Shares, together with their addresses and respective holdings of Quipt Shares. Quipt shall from time to time require that its registrar and transfer agent furnish Purchaser, with such additional information, including updated, supplemental or additional lists of Quipt Shareholders, and lists of securities positions and other assistance as Purchaser may reasonably request in order to be able to communicate with respect to the Arrangement with the Quipt Shareholders and with such other Persons as are entitled to vote on the Arrangement Resolution.

Section 2.12    Payment of Consideration

Purchaser shall, following receipt of the Final Order and prior to the Effective Date, provide, or cause to be provided to, the Depositary (to be held in escrow on terms and conditions satisfactory to Quipt and Purchaser, each acting reasonably) sufficient funds to satisfy the aggregate Consideration payable to Quipt Shareholders (other than Quipt Shareholders who have exercised Dissent Rights) and the Quipt Option Consideration and Quipt RSU Consideration payable to holders of Quipt Options and Quipt RSUs (the “Equity Awards Amount”), as applicable, in each case, in accordance with the Plan of Arrangement.

Section 2.13    Adjustment of Consideration

(1)	The Consideration shall be adjusted as contemplated under Section 2.13(2) in the event that, on or after the date of this Agreement and prior to the Effective Time, the issued and outstanding Quipt Shares have been changed into a different number of shares or a different class by reason of any adjustment, split, combination, reclassification, or amendment.

(2)	Upon the occurrence of an event contemplated under Section 2.13(1), the Consideration to be paid for each Quipt Share shall be equitably adjusted to provide each Party and their respective shareholders the same economic effect as contemplated by this Agreement and the Arrangement but for such event so occurring and to reflect the same good faith mutual intent of the Parties as of the date of this Agreement, and as so adjusted shall, from and after the date of such event, be the Consideration to be paid per Quipt Share, as the same may be subject to further adjustment as contemplated under this Section 2.13.

Section 2.14    Withholding Taxes

The Parties, the Depositary and any Person on their behalf shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable to any Person such amounts as any of the Parties or the Depositary or any Person on their behalf may be required or permitted to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes (including the Tax Act, the U.S. Tax Code or any provision of provincial, state, local or foreign tax laws, in each case, as amended). To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. The Parties, the Depositary and any Person on their behalf shall also have the right to withhold, as appropriate, such amount to be paid to a Person pursuant to the Arrangement as is necessary to fund any withholding obligations.

Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1       Representations and Warranties of Quipt.

(1)	Except to the extent qualified as set forth in the correspondingly numbered paragraph of the Quipt Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Quipt Disclosure Letter will be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face), Quipt hereby represents and warrants to Purchaser that the representations and warranties set forth in Schedule C are true and correct as of the date of this Agreement and acknowledges and agrees that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2)	The representations and warranties of Quipt contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms; provided, however, that no such termination will affect a Party’s rights or obligations in respect of Fraud.

(3)	Purchaser agrees and acknowledges that, except for the representations and warranties set forth in this Agreement, neither Quipt nor any other Person has made or makes any other representation and warranty (written or oral, express or implied, or at Law or in equity) with respect to Quipt, its Subsidiaries, their respective businesses, the past, current or future profitability or performance, individually or in the aggregate, the accuracy or completeness of any information furnished or made available to Purchaser (or any officer, director, employee, Representative (including any financial or other advisor) or agent of Purchaser) or any other Person in connection with the transactions contemplated hereby, and any such other representations or warranties are expressly disclaimed.

Section 3.2       Representations and Warranties of Purchaser and Parent.

(1)	Each of Purchaser and Parent hereby represents and warrants to Quipt that the representations and warranties set forth in Schedule D are true and correct as of the date of this Agreement and acknowledges and agrees that Quipt is relying upon the representations and warranties in connection with the entering into of this Agreement and the consummation of the Arrangement.

(2)	The representations and warranties of Purchaser and Parent contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms; provided, however, that no such termination will affect a Party’s rights or obligations in respect of Fraud.

(3)	Quipt agrees and acknowledges that, except for the representations and warranties set forth in this Agreement, neither Purchaser, Parent, nor any other Person has made or makes any other representation and warranty (written or oral, express or implied, or at Law or in equity) with respect to Purchaser, Parent, their Subsidiaries, their respective businesses, the past, current or future profitability or performance, individually or in the aggregate, the accuracy or completeness of any information furnished or made available to Quipt (or any officer, director, employee, Representative (including any financial or other advisor) or agent of Quipt) or any other Person in connection with the transactions contemplated hereby, and any such other representations or warranties are expressly disclaimed.

Article 4
COVENANTS

Section 4.1       Covenants of Quipt Regarding the Conduct of Business.

(1)	Quipt covenants and agrees that, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required or permitted by this Agreement; (iii) as required by Law; or (iv) as set out in Section 4.1 of the Quipt Disclosure Letter, Quipt shall, and shall cause each of its Subsidiaries to, conduct its and its Subsidiaries respective businesses in all material respects in the Ordinary Course, and in accordance with applicable Laws, and shall use reasonable commercial efforts to preserve intact Quipt and its Subsidiaries present business organization, operations, goodwill, business and community relationships, and material Authorizations, except as otherwise set forth in this Agreement.

(2)	Without limiting the generality of Section 4.1(1), during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except: (i) with the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as required by this Agreement; (iii) as required by Law, or (iv) as set out in Section 4.1 of the Quipt Disclosure Letter, in each case, following written notice to Purchaser, Quipt shall not, and shall not permit its Subsidiaries to, directly or indirectly:

(a)	amend its Constating Documents;

(b)	adjust, split, combine, reclassify or amend the terms of any securities of Quipt or any of its Subsidiaries;

(c)	declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class of securities of Quipt, except for any such action taken solely between or among Quipt and its wholly-owned Subsidiaries or between or among wholly owned Subsidiaries of Quipt in furtherance of the transactions contemplated hereby;

(d)	redeem, repurchase, or otherwise acquire or offer to redeem, repurchase or otherwise acquire any shares in the capital of Quipt or any of its Subsidiaries, except in connection with (A) intercompany purchases of capital stock or share capital solely among one or more of the Company and its Subsidiaries, (B) satisfaction of applicable Tax-withholding obligations in respect of the vesting or settlement of any Quipt Options or Quipt RSUs or (C) the forfeiture of Quipt Options or Quipt RSUs by the holder thereof, upon such holder’s termination of employment with the Company or any of its Subsidiaries;

(e)	issue, deliver or sell, pledge, dispose, grant or otherwise encumber (but, for the avoidance of doubt, may continue to encumber assets or shares of capital stock of its Subsidiaries pursuant to any existing secured loans of the Company or any of its Subsidiaries) or authorize, agree or commit to the issuance, delivery, sale, grant, pledge, disposal or other encumbrance or other modification of the terms of, any shares or other equity or voting interests, options, restricted shares, stock appreciation rights, calls, conversion or exchange privileges, warrants or similar rights of any kind to acquire (whether exercisable or exchangeable for or convertible) any shares or other equity or voting interests or other securities of Quipt or any of its Subsidiaries (including, for greater certainty, the Quipt Options and Quipt RSUs or any other equity based awards), other than (x) the issuance of any such securities upon settlement, exercise or conversion of the Quipt Options and Quipt RSUs that are outstanding as at the date hereof in accordance with their terms (as such terms are disclosed in the Quipt Filings); (y) the vesting of or delivery of shares under Company RSUs outstanding on the date of this Agreement in accordance with their terms as of the date of this Agreement, or (z) for transactions solely between or among the Company and its wholly-owned Subsidiaries;

(f)	amend the terms of any securities of Quipt or its Subsidiaries other than in connection with effectuating the transactions contemplated hereby;

(g)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), or agree to do any of the aforementioned, directly or indirectly, in one transaction or in a series of related transactions, any material assets, securities, Real Property or businesses or make any material investment or agree to make any material investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property, assets, securities, interests or businesses of any other Person other than that is less than $1,000,000, in the Ordinary Course (solely with respect to obsolete assets) or in connection with obligations existing as of the date hereof as contemplated in Quipt’s budget for the 2025 or 2026 calendar year, as applicable;

(h)	sell, pledge, lease, license, transfer or otherwise dispose, or agree to do any of the aforementioned, of any assets of Quipt or any of its Subsidiaries other than inventory sold, leased, transferred or disposed of in the Ordinary Course;

(i)	amend, modify or voluntarily extend, renew or terminate any Lease (other than extensions, renewals or terminations that occur automatically by operation of the terms of such Lease), and shall not enter into any new lease, sublease, license or other agreement for the use or occupancy of any Real Property other than in the Ordinary Course;

(j)	make any payment for any liability or obligation or otherwise, outside of the Ordinary Course or in connection with the transactions contemplated herein, or which exceeds $1,000,000 in the aggregate;

(k)	prepay any long-term indebtedness before its scheduled maturity, other than repayments of indebtedness in the Ordinary Course;

(l)	make any loan or advance to, or any capital contribution or investment in, or assume, guarantee, indemnify or otherwise become liable with respect to the liabilities or obligations of, any Person other than inter-company debt to any of its Subsidiaries in the Ordinary Course;

(m)	reorganize, restructure, recapitalize, amalgamate or merge Quipt or its Subsidiaries with any other Person;

(n)	incur, authorize, agree or otherwise commit to incur, any indebtedness for borrowed money or any other liability or obligation (except for trade payables, equipment loans and finance leases incurred in the Ordinary Course, including in connection with the transactions contemplated herein) other than indebtedness under Quipt’s or any of its Subsidiaries existing credit facilities in an amount, not exceeding $1,000,000 in the aggregate, or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other Person or make any loans or advances or capital contributions or investments;

(o)	except as required by a Quipt Employee Plan (which shall not be amended after the date hereof) or applicable Law, (i) grant, increase, decrease or otherwise modify any severance, change of control or termination compensation in respect of any current or former employee, Quipt Employee, director, officer, independent contractor or other service provider of Quipt or any of its Subsidiaries; (ii) grant, increase, decrease or otherwise modify the terms or amount of any payment, bonus, award (equity or otherwise) or other compensation or benefits payable or provided to, or for the benefit of, any current or former employee, Quipt Employee, director, officer, independent contractor or other service provider of Quipt or any of its Subsidiaries, except in the Ordinary Course; (iii) increase, decrease or otherwise modify the compensation, (in any form including rate of wages and salaries), coverage, contributions, funding requirements or benefits available under any Quipt Employee Plan except for immaterial actions in the Ordinary Course; (iv) establish, adopt, enter into, alter, amend or terminate any Quipt Employee Plan or any other new plan, policy or arrangement that would constitute a Quipt Employee Plan if in effect on the date hereof, or accelerate the payment, vesting or funding of compensation or benefits thereunder or otherwise; or (v) hire or terminate any individual with annual compensation in excess of $200,000 per year;

(p)	(i) terminate without “cause” any employee with annual compensation in excess of $200,000 per year; (ii) make or forgive any loan to any employee (other than advancement of expenses in the Ordinary Course), (iii) enter into, materially amend or terminate any collective bargaining agreement or (or enter into negotiations to do any of the foregoing), other than with respect to ongoing collective bargaining negotiations or as required by the National Labor Relations Act or other applicable Law, (iv) recognize or certify any labor union as the bargaining representative for any employee, (v) implement or announce any employee layoffs, furloughs, or similar workforce actions that would trigger notice obligations under the Worker Adjustment Retraining and Notification Act of 1988 (“WARN Act”), or (vi) knowingly waive or release any noncompetition, non-solicitation, nondisclosure, noninterference, confidentiality, invention assignment or nondisparagement obligation of any employee, director, officer, independent contractor or other service provider;

(q)	make any change in Quipt’s accounting methods, principles or practices, except as required by concurrent changes under GAAP;

(r)	enter into any Contract with respect to the voting rights of any shares or securities of Quipt or any of its Subsidiaries;

(s)	enter into any new line of business or discontinue the existing line of business of the Quipt any of its Subsidiaries;

(t)	make, or commit to make, any capital expenditure or investment except for any expenditure or investment or commitment relating to the maintenance of its assets that does not exceed $500,000 individually, or $1 million in the aggregate for all such capital expenditures or commitments;

(u)	waive, release, assign, settle or compromise any dispute, litigation, proceeding or governmental investigation other than those that involve only a payment of monetary damages by Quipt any of its Subsidiaries not in excess of $250,000 individually and $1,000,000 in the aggregate but only without any admission of wrongdoing by Quipt or any of its Subsidiaries, or the imposition of any material restrictions (including through the granting of equitable relief) on the business and operations of Quipt or any of its Subsidiaries;

(v)	enter into any agreement or effectuate any transaction that relates to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise);

(w)	amend or modify in any material respect or voluntarily terminate or waive any right under any material right under any Material Contract or enter into any contract or agreement that would be a Material Contract if in effect on the date hereof; provided, that this clause (w) shall not prohibit or restrict the Company from (x) entering into, renewing, amending, modifying or waiving any right under any Contract to the extent such entry, renewal, amendment, modification or waiver implements a transaction or action that is specifically permitted by any of the other subclauses of this Section 4.1(2) or (y) entering into a Contract for the sale of products or services to a customer of the Company, which customer Contract is entered into in the Ordinary Course; provided, further, that Purchaser’s failure to respond to a request for consent for the entry into a Material Contract within three (3) Business Days following the request therefor shall be deemed to be consent of Purchaser with respect to the entry into such Material Contract;

(x)	establish, invest in, form or operate any partnership or joint venture or limited liability company or similar arrangement with any Person that is not a wholly-owned Subsidiary of Quipt;

(y)	take any action or fail to take any action which action or failure to act would reasonably be expected to result in any loss, lapse, cancellation, suspension, or revocation of any material Authorization or material Permit necessary to conduct the business of Quipt or any of its Subsidiaries in any material respect;

(z)	reduce the stated capital of the Quipt Shares or the securities of any of Quipt’s Subsidiaries;

(aa)	enter into or voluntarily terminate any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other financial instruments or like transaction, other than interest rate swaps in the Ordinary Course;

(bb)	except as contemplated in Section 4.7, terminate, cancel or let lapse any insurance policy of Quipt or any of its Subsidiaries in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies are procured;

(cc)	engage in any transaction with, or enter into any agreement, arrangement or understanding with any affiliate of Quipt or other person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404;

(dd)	adopt a plan of liquidation or resolutions providing for the liquidation, dissolution or winding up of Quipt or any of its Subsidiaries; and

(ee)	authorize, agree, resolve or otherwise commit to do any of the foregoing.

Nothing contained in this Agreement will give Purchaser, directly or indirectly, the right to direct or control Quipt’s business and operations prior to the Effective Date. Prior to the Effective Date, Quipt will exercise, consistent with the terms of this Agreement, complete control and supervision over its business and operations. Nothing in this Agreement, including any of the restrictions set forth herein, will be interpreted in such a way as to place any Party in violation of applicable Law.

Section 4.2       Covenants of Quipt Relating to the Arrangement.

(1)	Subject to Section 4.4, which shall govern in relation to Regulatory Approvals, Quipt shall and it shall cause its Subsidiaries to use commercially reasonable efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to perform all obligations required to be performed by Quipt or any of its Subsidiaries under this Agreement in all material respects, reasonably co-operate in a commercially reasonable manner with the Purchaser in connection therewith and do all such other commercially reasonable acts and things as may be necessary or advisable in order to, subject to the terms and conditions set out in this Agreement, consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement including the consummation of the Arrangement and, without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, Quipt shall and shall cause each of its Subsidiaries to:

(a)	use its commercially reasonable efforts to timely provide all required third party notifications and to obtain and maintain all third party consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) required to be provided or obtained under any Material Contract in connection with the Arrangement or (ii) required in order to maintain any Material Contract in full force and effect following completion of the Arrangement, in each case, on terms that are reasonably satisfactory to Purchaser, acting reasonably, and without paying, and without committing itself or Purchaser to pay, any consideration or incur any liability or obligation without the prior written consent of Purchaser, acting reasonably;

(b)	use its commercially reasonable efforts to, upon reasonable consultation with Purchaser, oppose and seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any Proceedings to which it or any of its Subsidiaries is a party or brought against it or any of its Subsidiaries or any of their directors or officers challenging the Arrangement or this Agreement;

(c)	use commercially reasonable efforts to, effect all necessary registrations, filings and submissions of information required or requested by Governmental Entities from it or any of its Subsidiaries relating to the Arrangement;

(d)	use its commercially reasonable efforts to carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by Law on it or its Subsidiaries with respect to this Agreement or the Arrangement;

(e)	not take any action, or refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement including, for the avoidance of doubt, the taking of any action or the entering into of any transaction, including any merger, acquisition, joint venture, disposition, lease or contract that would reasonably be expected to prevent, delay or impede the obtaining of, or increase the risk of not obtaining, any Regulatory Approval or otherwise prevent, delay or impede the consummation of the transactions contemplated by this Agreement; and

(f)	use its commercially reasonable efforts to satisfy (or cause the satisfaction of) all conditions precedent in this Agreement required to be satisfied by it.

(2)	Quipt shall promptly notify Purchaser if:

(a)	any Material Adverse Effect occurs;

(b)	unless prohibited by Law, any notice or other communication is received by Quipt or any of its Subsidiaries from any Person alleging that the consent or waiver, permit, exemption, order, approval, agreement, amendment or confirmation of such Person or another Person is required in connection with this Agreement or the Arrangement (and contemporaneously provide a copy of any such written notice or communication to Purchaser);

(c)	other than in connection with the Regulatory Approvals subject to Section 4.4 or unless prohibited by Law, any notice or other communication from any Governmental Entity is received in connection with this Agreement or the Arrangement (and contemporaneously provide a copy of any such written notice or communication to Purchaser); and

(d)	any Proceeding is commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting this Agreement, the Arrangement or any of the transactions contemplated by this Agreement.

(3)	The Purchaser’s receipt of information pursuant to Section 5.2(1)(b) shall not operate as a waiver or otherwise diminish the scope of, or otherwise affect any representation, warranty or covenant made by Quipt in this Agreement.

Section 4.3       Covenants of Purchaser and Parent Relating to the Arrangement.

(1)	Subject to Section 4.4, which shall govern in relation to Regulatory Approvals, Purchaser and Parent shall take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable under Law to perform all obligations required to be performed by Purchaser and Parent under this Agreement, in all material respects reasonably co-operate with the Quipt in connection therewith and do all such other acts and things as may be necessary or advisable in order to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement including the consummation of the Arrangement and, without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, Purchaser and Parent shall:

(a)	use its commercially reasonable efforts to cooperate with Quipt to provide all required notifications and to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are (i) required to be provided or obtained under any Contract to which Quipt or any of its Subsidiaries is a party in connection with the Arrangement or (ii) required in order to maintain any Contract to which Quipt or any of its Subsidiaries is a party in full force and effect following completion of the Arrangement, provided for greater certainty, neither Purchaser nor Parent will be required to pay, or commit Quipt, Purchaser or Parent to pay, any consideration or incur any liability or obligation without the prior written consent of Purchaser and Parent, acting reasonably;

(b)	use its commercially reasonable efforts to satisfy (or cause the satisfaction of) all conditions precedent in this Agreement required to be satisfied by it, take all steps set forth in the Interim Order and the Final Order applicable to it, and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws with respect to this Agreement or the Arrangement;

(c)	use all commercially reasonable efforts to, effect all necessary registrations, filings and submissions of information required or requested by Governmental Entities from it or any of its Subsidiaries relating to the Arrangement or the transactions contemplated by this Agreement; use its commercially reasonable efforts to, upon reasonable consultation with Quipt, oppose and seek to lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or brought against or any of its directors or officers challenging the Arrangement or this Agreement;

(d)	not to, and cause its Subsidiaries and Affiliates not to, sell, assign, transfer, gift, convey, grant or otherwise dispose of any Quipt Shares (if any) held, directly or indirectly, by the Purchaser, Parent or any of their respective Subsidiaries or Affiliates, or over which any of the foregoing exercises control or direction;

(e)	at the Quipt Meeting or at any adjournment or postponement thereof or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) of the Quipt Shareholders with respect to the Arrangement Resolution (or any other matter necessary to complete the transactions contemplated by this Agreement) is sought, the Purchaser and Parent shall cause all Quipt Shares (if any) held by each of them or their Subsidiaries or Affiliates, or over any of them exercises control or direction, to be counted as present for purposes of establishing quorum and shall vote (or cause to be voted) all of such Quipt Shares (if any) (i) in favor of the approval of the Arrangement Resolution, and (ii) in favor of any other matter necessary for the consummation of transactions contemplated by this Agreement, and, for clarity, shall not vote or cause to be voted any Quipt Shares in respect of any proposed action by Quipt, in a manner which might reasonably be expected to prevent or materially delay the successful completion of the Arrangement or the other transactions contemplated by this Agreement;

(f)	neither Purchaser, Parent nor any of their Subsidiaries or Affiliates shall exercise, or, directly or indirectly, cause or encourage any Person to exercise, any rights of appraisal or Dissent Rights provided under any Laws, pursuant to the Interim Order, the Plan of Arrangement or otherwise in connection with the Arrangement or the transactions contemplated by this Agreement considered at the Quipt Meeting in connection therewith;

(g)	not take any action, or refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to, individually or in the aggregate, prevent, materially delay or otherwise impede the consummation of the Arrangement or the transactions contemplated by this Agreement.

(2)	Purchaser and Parent shall promptly notify Quipt of:

(a)	other than in connection with the Regulatory Approvals subsect to Section 4.4 and unless prohibited by Law, any notice or other communication from any Governmental Entity in connection with the Agreement or the Arrangement (and contemporaneously provide a copy of any such written notice or communication to Quipt); or

(b)	any material filing, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting this Agreement, the Arrangement or any of the transactions contemplated by this Agreement.

Section 4.4       Regulatory Matters.

With respect to obtaining all Regulatory Approvals required for the completion of the Arrangement, subject to the terms and conditions of this Agreement and until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, each Party, as applicable to that Party, covenants and agrees to:

(1)	use its commercially reasonable efforts to:

(a)	obtain all required Regulatory Approvals and cooperate with the other Party in connection with all Regulatory Approvals sought by the other Party; and

(b)	as regards any request or notice from any Governmental Entity requiring that Party to supply additional information that is relevant to the review of the transactions contemplated by this Agreement in respect of obtaining or concluding the Regulatory Approvals sought by either Party, to respond promptly; and

(i)	cooperate with the other Party; and

(ii)	furnish to the other Party such information and assistance as a Party may reasonably request,

in connection with preparing any submission or response to such request or notice from a Governmental Entity, provided, however, that nothing in this Section 4.4 shall require a Party to provide information that is not in its possession or not otherwise reasonably available to such Party;

(2)	as regards any proposed substantive applications, notices, filings, submissions, undertakings, correspondence and communications (including responses to requests for information and inquiries from any Governmental Entity) in respect of obtaining or concluding all required Regulatory Approvals, unless prohibited by applicable Law:

(a)	provide the other Party with drafts thereof in advance;

(b)	permit the other Party a reasonable opportunity to review in advance and comment thereon;

(c)	agree to consider those comments in good faith; and

(d)	provide the other Party with final copies thereof;

provided, that any competitively sensitive information included therein may be provided on an “external counsel only” basis; and

(3)	keep the other Party reasonably informed, on a timely basis, of the status of discussions relating to obtaining or concluding the required Regulatory Approvals sought by such Party.

(4)	The Parties will cause to be made, as promptly as practicable after the date of this Agreement and, in any event, within twenty (20) Business Days, all filings, notifications, and submissions required under the HSR Act.

(5)	The Parties will share equally the cost of applicable filing fees associated with the Regulatory Approvals.

Section 4.5       Access to Information; Confidentiality.

(1)	From the date hereof until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, subject to compliance with applicable Law and the terms of any existing Contracts, Quipt shall give Purchaser and its Representatives reasonable access to the offices, properties, officers, agents, Contracts, books and records of Quipt and its Subsidiaries during normal business hours and in such a manner as to not unreasonably interfere with the conduct of the business of Quipt and its Subsidiaries and furnish to Purchaser and its Representatives such existing financial and operating data and other existing filings, reports and information as Purchaser may reasonably request, so long as such access does not (i) unduly interfere with the Ordinary Course conduct of the business of Quipt and its Subsidiaries, (ii) result in the loss of attorney client or other privilege; provided, that Quipt shall use its commercially reasonable efforts to cause such information to be provided in a manner that would not violate the foregoing, and provided, that nothing in this section shall limit the obligations contained in Section 4.4, (iii) constitute a violation of any applicable Law, or (iv) cause a material breach of, or material default under, any Contract to which Quipt or any of its Subsidiaries is a party; provided that, to the extent not prohibited by such Contract, Quipt shall furnish to Purchaser and its Representatives a summary of the relevant data, filings, reports and information. From the date hereof until the Effective Time, Quipt shall provide Purchaser the regularly prepared unaudited financial statements of Quipt and its subsidiaries, for each month as they are prepared in the Ordinary Course.

(2)	Except in the Ordinary Course unrelated to the Arrangement, neither Purchaser nor any of its Representatives will contact any Quipt Employees, suppliers, customers, clients or financing sources of Quipt with respect to the transactions contemplated by this Agreement or otherwise outside of the Ordinary Course.

(3)	Without limiting the generality of the provisions of the Confidentiality Agreements, the Parties acknowledge that all information provided to it under this Section 4.5(1) or otherwise pursuant to this Agreement or in connection with the transactions contemplated under this Agreement is subject to the Confidentiality Agreements that will remain in full force and effect in accordance with its terms notwithstanding any other provisions of this Agreement or any termination of this Agreement.

Section 4.6       Notice and Cure Provisions.

(1)	During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, each Party shall promptly notify the other Party of the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would, or would be reasonably likely to:

(a)	cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement until the Effective Time; or

(b)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement.

(2)	Notification provided under this Section 4.5 will not affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(3)	Purchaser and Parent may not exercise their right to terminate this Agreement pursuant to Section 7.2(1)(d)(i) and Quipt may not exercise its right to terminate this Agreement pursuant to Section 7.2(1)(c)(i) unless the Party intending to rely thereon (the “Terminating Party”) has delivered a written notice (a “Breach Notice”) to the other Party (the “Breaching Party”) specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Terminating Party is asserting as the basis for the non-fulfillment or the applicable condition or termination right, as the case may be.

(4)	If any such Breach Notice is delivered; provided, that the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not terminate this Agreement until the earlier of the Outside Date and the expiration of a period of fifteen (15) Business Days from delivery of such Breach Notice, and then only if such matter has not been cured by such date. If such Breach Notice has been delivered prior to the making of the application for the Final Order, such application shall be postponed until the expiry of such period and any such delay of the application shall not constitute a breach, or result in a violation, of the terms of this Agreement. If the Terminating Party delivers such Breach Notice prior to the date of the Quipt Meeting, unless the Parties agree otherwise, Quipt shall postpone the Quipt Meeting until the earlier of five (5) Business Days prior to the Outside Date and the date that is fifteen (15) Business Days following receipt of such Breach Notice by the Breaching Party, and any such postponement shall not constitute a breach, or result in a violation, of the terms of this Agreement. For greater certainty, in the event that such matter provided for in the Breach Notice is cured within the time period referred to herein, this Agreement may not be terminated as a result of the cured breach.

Section 4.7       Insurance and Indemnification.

(1)	Prior to the Effective Time, Quipt shall obtain from the same insurer or an insurance carrier with the same or better credit rating as Quipt’s current insurance carriers with respect to directors’ and officers’ liability insurance, and fully pay prior to the Effective Time the necessary premium for, customary “tail” policies of directors’ and officers’ liability insurance providing protection for a claims reporting or discovery period beginning at the Effective Time and continuing for not less than six years from and after the Effective Date and with terms and conditions (including retentions and limits of liability) that are no less favourable in the aggregate to the protection provided by the policies maintained by Quipt that are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events that occurred on or prior to the Effective Date; provided, that the cost of such “tail” policies shall not exceed 300% of the annual premium for Quipt’s directors’ and officers’ liability insurance in effect as of the date of this Agreement.

(2)	From and after the Effective Time, Quipt shall and shall cause its Subsidiaries to, honour all rights to indemnification, advancement (including with respect to advancing expenses as incurred) and exculpation now existing in favour of D&O Indemnified Persons to the extent that they are included in Constating Documents of Quipt or any of its Subsidiaries and are consistent with applicable Law, or contractual obligations consistent with applicable Law, disclosed to Purchaser and Parent in the Quipt Disclosure Letter and acknowledges that such rights shall survive the Effective Time and completion of the Plan of Arrangement and, to the extent within the control of Quipt, Quipt shall ensure that the same shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified person and shall continue in full force and effect in accordance with their terms.

(3)	Purchaser and Parent covenant and agree that they shall cause Quipt to comply with its obligations under Section 4.7(1) and Section 4.7(2).

(4)	If Purchaser, Parent, Quipt or any of its Subsidiaries, or any of their respective successors or assigns: (i) consolidates or amalgamates with, or merges or liquidates into, any other Person and is not a continuing or surviving corporation or entity of such consolidation, amalgamation, merger or liquidation or (ii) transfers all or substantially all of its properties and assets to any Person, Purchaser and Parent shall ensure that any such successor or assign (including, as applicable, any acquiror of substantially all of the properties and assets of Quipt or its Subsidiaries) assumes all of the obligations set forth in this Section 4.7.

(5)	Notwithstanding anything to the contrary herein, (i) each D&O Indemnified Person shall provide an undertaking to repay any advances, if applicable, if it is ultimately determined, by a court of competent jurisdiction in a final, non-appealable judgment, that such D&O Indemnified Person is not entitled to indemnification under the applicable Constating Documents, contractual obligations or other right set out in the Quipt Disclosure Letter, and (ii) no D&O Indemnified Person shall be entitled to indemnification under any Constating Documents if such D&O Indemnified Person breaches his or her fiduciary duties to the extent that such D&O Indemnified Person is not otherwise entitled to indemnification pursuant to such Constating Documents.

(6)	The provisions of this Section 4.7 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Quipt hereby confirms that it is acting as agent on their behalf.

Section 4.8       Employment Agreements; Control of Business; Employee Benefits

(1)	The Purchaser and Parent agree that Purchaser, Parent, Quipt and each of their respective Subsidiaries, successors or assigns shall honour and comply with the terms of all of the severance payment obligations of Quipt and its Subsidiaries under the existing employment, consulting, change of control, retention bonus, and severance Contracts or arrangements of Quipt and its Subsidiaries, in each case, in accordance with their terms as in effect immediately prior to the date hereof, and as disclosed to the Purchaser and Parent in Section 4.7(1) of the Quipt Disclosure Letter.

(2)	Nothing contained in this Agreement shall give either Party, directly or indirectly, the right to control or direct the operations of the other Party prior to the Effective Time. Prior to the Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and each of its Subsidiaries’ respective operations.

(3)	Nothing in this Section 4.8 shall require, or be construed to require, Purchaser, Parent, Quipt or any of Quipt’s Subsidiaries, to continue to employ or engage any Quipt Employee, director, officer or service provider for any particular period of time following the Effective Time or to prevent either (x) the Purchaser, Parent or any of its affiliates or (y) Quipt or any of its Subsidiaries from making changes in accordance with Law to any Quipt Employee Plan as may be allowed by such Quipt Employee Plan or the terms or conditions of employment or engagement of any Quipt Employee, director, officer or service provider, whether under contract or otherwise, on or after Effective Time in accordance with Law and any applicable employment agreement or consulting agreement. The provisions of this Section 4.8 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or shall be construed to (a) constitute an amendment or modification to any Quipt Employee Plan or other plan, policy or arrangement maintained for or provided to any Quipt Employee, director, officer or service provider prior to or following the Effective Time, or (b) confer upon or give to any Person (including for the avoidance of doubt, any current or former employees, directors, or independent contractors of Quipt or its Subsidiaries, or on or after the Effective Time, Purchaser, Parent or any of its affiliates), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies with respect to the matters provided for in this Section 4.8 under or by reason of any provision of this Agreement.

Section 4.9       Transaction Personal Information

(1)	Prior to the Effective Time, Purchaser and Parent covenant and agree to: (a) use and disclose the Transferred Personal Information solely for purposes related to the transactions contemplated by this Agreement, including for the purpose of determining whether to proceed with such transactions and, if the determination is made to proceed with such transactions, to complete them, (b) not to disclose the Transferred Personal Information to any Person for any purpose other than purposes related to the transactions contemplated by this Agreement without the consent of the Person concerned, (c) protect the Transferred Personal Information by security safeguards appropriate to the sensitivity of such information, and (d) if the transactions contemplated by this Agreement do not proceed, return the Transferred Personal Information to Company or any of its Subsidiaries, as applicable, or destroy it, within a reasonable time period (and confirm such destruction by notice to Quipt).

(2)	Following the Effective Time, each of the Parties covenants and agrees to: (a) collect, use and disclose the Transferred Personal Information under its control solely for the purposes for which the Transferred Personal Information was initially collected, from or in respect of the individual to which such Transferred Personal Information relates, unless (i) the individual has been first notified of any additional purpose, and where required by Privacy Laws, obtained the consent of such individual to such additional purpose, or (ii) such use or disclosure is permitted or authorized by Privacy Laws, without notice to, or consent from, such individual, (b) protect the Transferred Personal Information by security safeguards appropriate to the sensitivity of such information, (c) give effect to any withdrawal of consent made in respect of the Transferred Personal Information, and (d) where required by Privacy Laws, promptly notify the individuals to whom the Transferred Personal Information relates that the transactions contemplated by this Agreement have taken place and that the Transferred Personal Information has been disclosed to Purchaser.

Section 4.10     Exchange Delisting; Ceasing to be a Reporting Issuer

Quipt will cooperate with the Purchaser and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable to (1) delist and deregister the Quipt Shares from the TSX and NASDAQ promptly after the Effective Time, and (2) cause Quipt to cease to be a reporting issuer under Canadian Securities Laws and deregister the Quipt Shares under the U.S. Exchange Act.

Section 4.11     Financing Arrangements

The Purchaser and Parent shall take all actions to arrange and obtain the Financing on the terms and conditions described in the Equity Commitment Letter and Debt Commitment Letters by no later than two (2) Business Days prior to the Effective Date, and shall not permit, without the prior written consent of Quipt, any amendment or modification to be made to, or any waiver or release of any provision under, the Equity Commitment Letter or Debt Commitment Letters or any fee letter related thereto or other definitive agreement or documentation entered into in connection therewith and/or substitute other financing for all or any portion of the financing from the same and/or alternative financing sources, if such amendment, modification, waiver or release and/or substitution of all or any portion of the financing would (i) reduce the aggregate amount of the financing to an amount below that which would be required for the Purchaser and Parent to effect payment in full of the Consideration and Equity Awards Amount on the Effective Date pursuant to the Plan of Arrangement; or (ii) impose new or additional conditions precedent to the availability of the financing, in each case, in a manner which would reasonably be expected to impair, prevent or materially delay the funding of the Financing or the consummation of the transactions contemplated by this Agreement.

Section 4.12     Financing Assistance

(1)	At the cost of the Purchaser and Parent, Quipt shall use its commercially reasonable efforts to, and shall cause its Subsidiaries to use their commercially reasonable efforts to, and each shall use its commercially reasonable efforts to have its and its Subsidiaries’ Representatives, provide such reasonable cooperation as the Purchaser and Parent may reasonably request in connection with (i) the arrangements by the Purchaser and Parent to obtain, syndicate, market or arrange the closing and funding of any Debt Financing in connection with the transactions contemplated by this Agreement (provided, in each case, that such request is made on reasonable notice and reasonably in advance of the closing of the Arrangement), including, if so requested:

(a)	participating (and using commercial reasonable efforts to cause the Chief Executive Officer and Chief Financial Officer of Quipt with appropriate seniority and expertise to participate) in a reasonable number of meetings, conference calls, presentations, sessions with prospective lenders and due diligence sessions;

(b)	cooperating reasonably with the Financing Sources’ due diligence;

(c)	at least three (3) Business Days before the closing of the Arrangement, providing information regarding Quipt and its Subsidiaries required by regulatory authorities under “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 and information regarding beneficial ownership under 31 C.F.R.§1010.230;

(d)	executing and delivering reasonable and customary certificates, management representation letters, and other customary documentation required by the Financing Sources as a condition to obtaining the Financing and the definitive documentation related to the Financing, subject to the occurrence of the closing of the Arrangement;

(e)	taking all reasonably requested in writing formal corporate or similar organizational actions which are required by the Financing Sources as a condition precedent to obtaining the Debt Financing, subject to the occurrence of the closing of the Arrangement, including any such corporate or similar organizational actions necessary to permit the consummation of the Debt Financing;

(f)	giving the Purchaser, Parent and the Debt Financing Sources and their respective representatives and agents reasonable access to the offices during normal business hours, books, records and other information of Quipt and its Subsidiaries as may be required by the Purchaser or Parent or any Debt Financing Source;

(g)	providing customary authorization and representation letters to the Debt Financing Sources authorizing the distribution of information to other prospective financing sources; and

(h)	furnishing the Purchaser and Parent as promptly as reasonably practicable with available financial information reasonably required by a Debt Financing Source;

provided, that (i) in no event shall Quipt or any of its Subsidiaries be required to provide any such cooperation to the extent it interferes unreasonably with the ongoing operations of Quipt and its Subsidiaries; (ii) nothing in this Section 4.12 shall require any action that would conflict with or violate Quipt’s or any of its Subsidiaries’ Constating Documents or any applicable Laws or result in the contravention of any material Contract to which Quipt or its Subsidiaries is a party; (iii) none of Quipt or its Subsidiaries nor any of their respective Representatives shall be required to disclose or provide any information in connection with the Debt Financing, the disclosure of which is subject to attorney-client privilege or could result in the disclosure of any trade secrets or the violation of any confidentiality obligation (provided, that Quipt shall use commercially reasonable efforts to notify the Purchaser and Parent that information is being withheld on such ground and shall use commercially reasonable efforts to disclose any information being withheld, in each case, to the extent such notification or disclosure would not result in the loss of such privilege); (iv) neither Quipt nor any of its Subsidiaries shall be required, under the provisions of this Section 4.12 or otherwise in connection with the Debt Financing, to pay any commitment or other similar fee or incur any expense that is not advanced by the Purchaser and Parent; (v) none of Quipt, any of its Subsidiaries or any of their respective Affiliates or Representatives shall be required to incur any liability or provide any indemnity in connection with the Debt Financing prior to the Effective Time; (vi) the pre-Closing directors, managers or members of Quipt and its Subsidiaries shall not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the Debt Financing is obtained; (vii) neither Quipt nor any of its Subsidiaries, nor any of their respective Affiliates, directors, managers, officer, employees, accountants, consultants, legal counsel, advisors, agents and other Representatives shall be required to execute prior to the Effective Time any definitive financing documents, including any credit or other agreements, pledge or security documents, or other certificates, legal opinions or documents in connection with the Debt Financing, other than the customary authorization and representation letters referred to in clause (i) above; and (vii) none of Quipt, any of its Subsidiaries or any of their respective Affiliates shall be required to take any corporate actions prior to the Closing Date to permit the consummation of the Debt Financing.

(2)	The Purchaser and Parent shall indemnify, defend and hold harmless Quipt and its Subsidiaries, and their respective Representatives, Affiliates and equityholders from and against any and all fees, costs, expenses and other damages suffered or incurred by them in connection with (a) any action taken by them at the request of the Purchaser and Parent pursuant to this Section 4.12 or in connection with the arrangement of the Debt Financing or (b) any information utilized in connection therewith (in each case, except to the extent arising from (i) historical information regarding Quipt and its Subsidiaries furnished in writing by or on behalf of Quipt, including financial statements, (ii) the willful misconduct, gross negligence, or bad faith of Quipt, its Subsidiaries or their respective Affiliates and Representatives, or (iii) a breach of this Agreement by Quipt or of its Affiliates and Representatives). The Purchaser and Parent shall promptly reimburse Quipt and its Subsidiaries for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by Quipt and its Subsidiaries or their respective Representatives, Affiliates and equityholders in connection with such cooperation. This Section 4.12(2) shall survive any termination of this Agreement.

Section 4.13     Tax Matters

Until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Quipt will, and will cause its Subsidiaries to (i) duly and timely file all Tax Returns required to be filed by Quipt or any of its Subsidiaries on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects, (ii) timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by Quipt or any of its Subsidiaries to the extent due and payable except for any Taxes contested in good faith pursuant to applicable Laws, and (iii) keep the Purchaser and Parent reasonably informed of any material events, discussions, correspondence or other action with respect to any Tax audit, investigation or assessment, and Quipt will not, and will cause its Subsidiaries not to, without the prior written consent of the Purchaser and Parent (such consent not to be unreasonably withheld, conditioned, or delayed), (A) change (or make a request to any Governmental Entity to change) its tax accounting methods, principles or practices, except insofar as may have been required by a change in GAAP or applicable Law, (B) settle, compromise or agree to the entry of judgment with respect to any action, claim or other Proceeding relating to material Taxes, (other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the financial statements) (C) enter into any tax sharing, tax allocation or tax indemnification agreement, (D) make a request for a tax ruling to any Governmental Entity, (E) voluntarily disclose any potential or actual Tax issue to any Governmental Entity, (F) agree to any extension or waiver of the limitation period relating to any material Tax claim or assessment or reassessment, (G) enter into or terminate any agreements with a Governmental Entity relating to Taxes, (H) grant any power of attorney relating to Tax matters, (I) incur any liability for material Taxes outside the Ordinary Course, or (J) make, change or rescind any material Tax election or designation, amend, refile or otherwise revise in any manner adverse to Quipt, any Tax Return, or take any action with respect to the computation of Taxes or the preparation of Tax Returns that is in any material respect inconsistent with past practice.

Section 4.14     Governance Matters

Prior to the Effective Time and at the written request of Purchaser and Parent, Quipt shall cause, and it shall cause any of its Subsidiaries, to cause all directors and, to the extent requested by Purchaser and Parent in writing, certain officers of Quipt and its Subsidiaries, as applicable, to provide as at the Effective Date, resignations as director and officers of Quipt, as applicable, and a mutual unconditional and irrevocable release of all claims (without prejudice to any rights such outgoing director or officer, as applicable, may have under any indemnity or policy of directors’ or officers’ insurance while preserving all rights of such directors and officers, to advancement, indemnification, and exculpation), in each case in a form satisfactory to Quipt, the Purchaser and Parent acting reasonably; provided, that such releases shall not release, and reserve all rights of such directors and officers, to advancement, indemnification, and exculpation to the extent such that such rights are included in Constating Documents or contractual obligations in favour of such directors and officers.

Article 5
ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

Section 5.1       Quipt Non-Solicitation.

(1)	Except as expressly permitted in Article 5, Quipt shall not and shall cause its Subsidiaries not to, directly or indirectly, through any Representative or otherwise, and shall not permit any such Person to:

(a)	solicit, initiate, knowingly encourage or otherwise facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Quipt or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding (other than an Acceptable Confidentiality Agreement permitted by Section 5.3(1))) any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal;

(b)	continue, enter into or otherwise engage or participate in any discussions or negotiations with any Person (other than Purchaser and its Affiliates) regarding any Acquisition Proposal, it being acknowledged and agreed that, provided Quipt is then in compliance with its obligations under this Article 5, Quipt may communicate or engage in discussions with a Person solely for the purpose of (i) advising a Person of the restrictions of this Agreement, (ii) clarifying the terms of any proposal made by such Person; or (iii) advising a Person that has made an Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal, in each case, provided, that (x) in doing so, no other information that is prohibited from being communicated under this Agreement is communicated to such Person and (y) copies of all such communications (or written summaries thereof if such communications are not in writing) are promptly provided to Purchaser;

(c)	make a Quipt Change in Recommendation.

(2)	Quipt shall, and shall cause its Subsidiaries and Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiations, or other activities whenever commenced with any Person (other than Purchaser, its Affiliates and their respective Representatives) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to constitute or lead to, an Acquisition Proposal and, in connection therewith, Quipt shall: (a) immediately discontinue access to, and disclosure of, all information concerning Quipt and its Subsidiaries (including the Quipt Data Room and any confidential information and any access to the properties, facilities, books and records of Quipt or any of its Subsidiaries); and (b) promptly, and in any event within two Business Days after the date hereof, request, and exercise all rights Quipt or any of its Subsidiaries has to require (i) the return or destruction of all copies of any information regarding Quipt or any of its Subsidiaries provided to any Person (other than other than Purchaser, its Affiliates and their respective Representatives) in connection with any Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal, and (ii) the destruction of all materials including or incorporating or otherwise reflecting such information regarding Quipt or any of its Subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights.

(3)	Quipt covenants and agrees: (a) that Quipt shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to enforce each standstill, confidentiality, non-disclosure, non-solicitation or similar agreement, restriction or covenant to which Quipt or a Subsidiary is party; (b) neither Quipt, nor any Subsidiary or Representative of Quipt, will, without the prior written consent of Purchaser (which may be withheld or delayed in Purchaser’s sole and absolute discretion), release any Person from, or waive, amend, suspend or otherwise modify, or forebear using reasonable commercial efforts in the enforcement of such Person’s obligations, under any standstill, confidentiality, non-disclosure, non-solicitation or similar agreement, restriction or covenant to which Quipt or any of its Subsidiaries is a party, and will use commercially reasonable efforts to enforce such agreements, restrictions or covenants, it being acknowledged and agreed that Quipt shall not initiate any legal proceeding without Purchaser’s written consent. It being further acknowledged and agreed that the automatic termination or release of any standstill, confidentiality, non-disclosure, non-solicitation or similar agreement, restriction or covenant as a result of the entering into, or the announcement of, this Agreement by Quipt, pursuant to the express terms of any such agreement, restriction or covenant shall not be a violation of this Section 5.1.

Section 5.2       Notification of Acquisition Proposals.

(1)	If Quipt or its Subsidiaries or Representatives, receives or otherwise becomes aware of any Acquisition Proposal or any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Quipt or any of its Subsidiaries (including information, access or disclosure relating to the properties, facilities or books and records of Quipt or any of its Subsidiaries) Quipt shall:

(a)	promptly notify Purchaser (first orally and then in writing, in each case within 24 hours) of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions, the identity of all Person(s) making the Acquisition Proposal, inquiry, proposal, offer or request, and copies of all material or substantive documents, correspondence and other materials received in respect of, from or on behalf of any such Person(s) making the Acquisition Proposal, inquiry, proposal, offer or request; and

(b)	keep Purchaser fully informed, on a prompt basis, of the status of all developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, offer or request, including any changes to any such Acquisition Proposal, inquiry, proposal, offer or request, and promptly provide to Purchaser copies all correspondence (or a summary of the material terms if such correspondence is not in writing) between Quipt and any Person(s) making such Acquisition Proposal, inquiry, proposal, offer or request.

Section 5.3       Responding to an Acquisition Proposal.

(1)	Notwithstanding Section 5.1, if at any time following the date of this Agreement and prior to the Required Quipt Approval having been obtained at the Quipt Meeting, Quipt receives an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Article 5, Quipt may (a) engage in or participate in discussions or negotiations with the Person(s) making such Acquisition Proposal and its Representatives regarding such Acquisition Proposal and (b) provide the Person(s) making such Acquisition Proposal and its Representatives copies of, access to, or disclosure of, information, properties, facilities, books or records of Quipt or any of its Subsidiaries to the Person(s) making such Acquisition Proposal and its Representatives, if and only if:

(a)	the Quipt Board first determines in good faith, after consultation with its outside legal counsel and financial advisors, that such Acquisition Proposal constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal;

(b)	such Person or Persons making the Acquisition Proposal was not restricted from making the Acquisition Proposal pursuant to an existing standstill, confidentiality, non-disclosure, non-solicitation or similar agreement, restriction or covenant with Quipt or any of its Subsidiaries;

(c)	Quipt has been, and continues to be at the time of taking any action permitted under this Section 5.3(1), in compliance in with its obligations under this Article 5;

(d)	prior to engaging or participating in any discussions or negotiations with such Person(s) or providing any copies of, access to, or disclosure of, information, properties, facilities, books or records of Quipt or any of its Subsidiaries:

(i)	Quipt provides written notice to Purchaser stating its intention to participate in such discussions or negotiations, which notice shall include confirmation of the determination by the Quipt Board that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(ii)	Quipt and such Person(s) enter into a confidentiality agreement that contains customary confidentiality, standstill and other provisions that are not more favourable to such Person(s) than the terms found in the Confidentiality Agreements; provided, that a standstill with a period of at least 6 months is included in each such Person’s confidentiality agreement, and which allows and does not restrict or prohibit Quipt from disclosing to Purchaser the existence of such agreement or information or the fact that discussions or negotiations are taking place, and which do not prevent or restrict Quipt from complying, with its obligations under this Agreement (in particular, but without limitation, such agreement may not include any provision granting such Person(s) an exclusive right to negotiate with Quipt and may not restrict Quipt or its Subsidiaries from complying with this Section 5.1) (an “Acceptable Confidentiality Agreement”);

(iii)	Quipt delivers an executed copy of the Acceptable Confidentiality Agreement to Purchaser promptly following its full execution; and

(iv)	any copies, access or disclosure contemplated by this Section 5.3 provided to such Person(s) shall have already been (or shall simultaneously be) provided to Purchaser.

Section 5.4       Superior Proposals

(1)	Provided, that Quipt is in compliance with Section 5.1 and Section 5.2, if prior to the receipt of the Required Quipt Approval, Quipt receives an Acquisition Proposal that the Quipt Board determines in good faith, after consultation with its outside legal counsel and financial advisors, constitutes a Superior Proposal the Quipt Board may, subject to compliance with Article 7 and Section 8.1 (1) authorize Quipt to enter into a definitive agreement (other than an Acceptable Confidentiality Agreement) with respect to such Superior Proposal (an “Alternative Transaction Agreement”), and/or (2) make a Quipt Change in Recommendation, in each case if and only if:

(a)	Quipt has been, and continues to be, in compliance with its obligations under this Article 5;

(b)	the Person or Persons making the Superior Proposal was not restricted from making the Superior Proposal pursuant to an existing standstill, confidentiality, non-disclosure, non-solicitation or similar agreement, restriction or covenant with Quipt or any of its Subsidiaries;

(c)	Quipt or one of its Representatives has promptly delivered to Purchaser written notice, which shall include: (i) the determination of the Quipt Board that such Acquisition Proposal constitutes a Superior Proposal; (ii) confirmation that the Quipt Board has resolved to, as applicable, authorize Quipt to enter into an Alternative Transaction Agreement or to make a Quipt Change in Recommendation; (iii) a summary of all material terms and conditions of the Alternative Transaction Agreement and any ancillary or supporting agreements related to such Superior Proposal, together with copies of thereof; and (iv) the value and financial terms that the Quipt Board, after consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal (the “Superior Proposal Notice”);

(d)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date on which Purchaser received the Superior Proposal Notice; and

(e)	if during the Matching Period, Purchaser has proposed a Matching Offer pursuant to this Section 5.4, the Quipt Board has determined in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal remains a Superior Proposal as compared to the proposed amendments to the terms of the Agreement and the Arrangement under the Matching Offer; and

(f)	prior to or concurrently with entering into an Alternative Acquisition Agreement and/or making a Quipt Change in Recommendation, the Quipt Board determines to, and Quipt does, terminate this Agreement pursuant to Section 7.2(1)(c)(ii) [Quipt Superior Proposal], and pays the Termination Fee to Purchaser pursuant to Section 8.1.

(2)	During any Matching Period, or such longer period as Quipt may approve in writing (in its sole discretion): (a) Purchaser shall have the opportunity (but not the obligation) to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal (a “Matching Offer”) and the Quipt Board will review any Matching Offer in good faith, after consultation with its financial advisors and its outside legal counsel, in order to determine whether the Matching Offer would, upon acceptance by Quipt, result in such Acquisition Proposal that constituted a Superior Proposal ceasing to be a Superior Proposal, and (b) Quipt shall, and shall cause its Representatives to, negotiate in good faith Purchaser to make such mutually agreed amendments to the terms of this Agreement and the Plan of Arrangement as would enable the Purchaser to proceed with the transactions contemplated by this Agreement on the amended terms contemplated by the Matching Offer such that such Acquisition Proposal that constituted a Superior Proposal would cease to be a Superior Proposal. If the Quipt Board, after consultation with its financial advisors and its outside legal counsel, determines that such Acquisition Proposal would cease to be a Superior Proposal as compared to the proposed amendments to the terms of the Agreement and the Arrangement under the Matching Offer, Quipt shall advise Purchaser, and the Parties shall amend this Agreement and the Plan of Arrangement to reflect such Matching Offer and shall take, and cause to be taken, all such actions as are necessary to give effect to the foregoing. If the Quipt Board, after consultation with its financial advisors and its outside legal counsel, determines in good faith that such Acquisition Proposal remains a Superior Proposal and therefore rejects the Matching Offer, if any, Quipt may, subject to compliance with the other provisions hereof, terminate this Agreement and enter into an Alternative Transaction Agreement with respect to such Superior Proposal in accordance with Section 5.4(1).

(3)	Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Article 5, and Purchaser shall be afforded a new Matching Period in respect of each such new Acquisition Proposal which shall commence on the date on which Purchaser receives the Superior Proposal Notice with respect to each such new Acquisition Proposal from Quipt.

(4)	The Quipt Board shall promptly reaffirm the Quipt Board Recommendation by press release after (a) any Acquisition Proposal which is determined not to be a Superior Proposal or (b) the Quipt Board determines that the proposed amendments to the terms of the Agreement and the Arrangement under a Matching Offer would result in an Acquisition Proposal no longer being a Superior Proposal, provided such Acquisition Proposal has been publicly announced or publicly disclosed. Quipt shall provide Purchaser and its outside legal counsel with a reasonable opportunity to review the form and content of any such press release and shall due consideration to any comments made by Purchaser and its outside legal counsel.

(5)	If Quipt provides a Superior Proposal Notice to Purchaser on a date that is less than 10 Business Days before the Quipt Meeting, Quipt shall be entitled to, and shall upon request from Purchaser, either postpone or adjourn the Quipt Meeting, to a date that is not more than 15 Business Days after the scheduled date of the Quipt Meeting, but, in any event, the Quipt Meeting shall not be postponed or adjourned to a date that is less than 10 Business Days prior to the Outside Date.

(6)	Nothing contained in this Agreement shall prohibit Quipt or the Quipt Board from:

(a)	making any disclosure (through a directors’ circular or otherwise) in response to an Acquisition Proposal that it determines is not a Superior Proposal if the Quipt Board, acting in good faith and after receiving advice from its outside legal counsel, determines that such disclosure is required by Law, provided, that (i) such disclosure shall comply with the terms, conditions, covenants and requirements set out in this Agreement and (ii) Quipt shall provide Purchaser with a reasonable opportunity to review the form and content of such disclosure and shall give due consideration to any comments made by Purchaser and its outside legal counsel;

(b)	calling and/or holding a meeting of Quipt Shareholders that is validly and legally requisitioned by Quipt Shareholders in accordance with the BCBCA; or

(c)	taking any other action to the extent ordered or otherwise mandated by a Governmental Entity.

(7)	Without limiting the generality of any of the provisions of this Article 5, Quipt shall advise its Representatives and Subsidiaries of the prohibitions set out in this Article 5 and any violation of the restrictions set forth in this Article 5 by Quipt, its Representatives or its Subsidiaries shall be deemed to be a breach of this Article 5 by Quipt.

Section 5.5       Intervening Events

(1)	Notwithstanding anything to the contrary in this Agreement, if, prior to obtaining the Required Quipt Approval, the Quipt Board determines in good faith, after consultation with its outside legal counsel and financial advisors, that an Intervening Event has occurred and that a failure to change, amend, modify or qualify the Quipt Board Recommendation in response thereto would be inconsistent with its fiduciary duties under applicable Laws, the Quipt Board may effect a Quipt Change in Recommendation in accordance with this Section 5.5.

(2)	At least five (5) Business Days prior to effecting any Quipt Change in Recommendation, Quipt shall provide Purchaser with a written notice (an “IE Notice”) (it being understood that the IE Notice shall not constitute a Quipt Change in Recommendation for purposes of this Agreement) describing the Intervening Event in reasonable detail (including the facts and circumstances constituting the Intervening Event and the basis for the Quipt Board’s determination) and stating that the Quipt Board intends to effect a Quipt Change in Recommendation in response to such Intervening Event; in the event that an Intervening Event occurs on (or after) the fourth Business Day prior to the scheduled date for the Quipt Meeting, then Quipt may adjourn the scheduled date of the Quipt Meeting so as to allow negotiations with Purchaser to be conducted and/or for any written, binding offer to alter the terms or conditions of this Agreement to be delivered by Purchaser as contemplated by the sub-Sections immediately below. Quipt shall, to the extent reasonably practicable, provide Purchaser copies of any material non-privileged written information provided to the Quipt Board in connection therewith (subject to customary privilege and confidentiality protections).

(3)	If requested by Purchaser immediately following delivery by Quipt to Purchaser of the IE Notice, during the period ending at 5:00 p.m. (Vancouver time) on the date that is five (5) Business Days following Purchaser’s receipt of the IE Notice (the “IE Matching Period”), Quipt shall, and shall cause its Representatives to, negotiate in good faith with Purchaser regarding any proposal by Purchaser to amend the terms of this Agreement and the Arrangement in a manner that would obviate the need for a Quipt Change in Recommendation.

(4)	If, prior to the expiration of the IE Matching Period, Purchaser delivers to Quipt a binding offer to amend this Agreement and the Arrangement, and the Quipt Board determines in good faith (after consultation with its outside legal and financial advisors) that, as so amended, a Quipt Change in Recommendation would not be required in order for the Quipt Board to comply with its fiduciary duties, then Quipt and Purchaser shall promptly execute and deliver a mutually acceptable definitive written amendment to this Agreement to reflect such changes, the Quipt Board Recommendation shall be reaffirmed, and Quipt shall promptly issue a press release to that effect.

(5)	If, following the IE Matching Period (and any discussions during such period), the Quipt Board nevertheless determines in good faith, after consultation with its outside legal counsel, that a Quipt Change in Recommendation remains required in order to comply with its fiduciary duties, the Quipt Board may effect a Quipt Change in Recommendation; provided, that Quipt shall (a) promptly notify Purchaser of such determination, and (b) be permitted to adjourn or postpone the Quipt Meeting for up to ten (10) Business Days (but in any event to a date not less than five (5) Business Days prior to the Outside Date) to allow for dissemination of any required supplemental disclosure and for solicitation of proxies consistent with the Quipt Change in Recommendation.

Article 6
CONDITIONS

Section 6.1       Mutual Conditions Precedent.

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the mutual consent of each of the Parties:

(1)	Quipt Shareholder Approval. The Required Quipt Approval shall have been obtained at the Quipt Meeting in accordance with the Interim Order and applicable Law.

(2)	Interim and Final Order. The Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either Quipt or Purchaser, acting reasonably, on appeal or otherwise.

(3)	HSR Approval. The HSR Approval shall have been made, given or obtained, and the HSR Approval shall be in full force and effect and shall not have been rescinded.

(4)	Illegality. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect, or commenced any Proceeding under applicable Law, in each case, which has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement.

Section 6.2       Additional Conditions Precedent to the Obligations of Purchaser and Parent.

Neither Purchaser nor Parent are not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Purchaser and Parent may only be waived, in whole or in part, in writing by Purchaser and Parent in their sole discretion:

(1)	Representations and Warranties. (a) the representations and warranties of Quipt set forth in Schedule C(1) [Organization and Qualification], Schedule C(2) [Authority Relative to this Agreement] and Schedule C(3)(a) [No Conflict; Required Filings and Consent] shall be true and correct in all respects as of the date of this Agreement and as of Effective Time as if made at and as of such time (except for representations made as of a specified date, the accuracy of which shall be determined as of that specified date), (b) the representations and warranties of Quipt set forth in Schedule C(5) [Subsidiaries] and Schedule C(9)(a), (b) and (c) [Capitalization and Listing] shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of this Agreement and true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the Effective Time as if made at and as of such time (except for representations made as of a specified date, the accuracy of which shall be determined as of that specified date), and (c) all other representations and warranties of Quipt set forth in this Agreement shall be true and correct in all respects (disregarding for purposes of this Section 6.2(1)(c) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of this Agreement and as of the Effective Time as if made at and as of such time (except for representations made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of Quipt.

(2)	Performance of Covenants. Quipt shall have fulfilled or complied in all material respects with each of the covenants of Quipt contained in this Agreement (other than pursuant to Section 4.12) to be fulfilled or complied with by it on or prior to the Effective Time, or which have not been waived by Purchaser and Parent.

(3)	Dissent Rights. Dissent Rights shall not have been exercised with respect to more than 10% of the issued and outstanding Quipt Shares.

(4)	Material Adverse Change. Since the date of this Agreement, there shall not have been a change, event, occurrence or circumstance that results in a Material Adverse Effect that remains continuing.

(5)	Officer’s Certificate. Quipt shall have delivered to Purchaser and Parent a certificate addressed to Purchaser and Parent, signed on behalf of Quipt by an officer of Quipt and dated as of the Effective Date, certifying (on Quipt’s behalf and without personal liability) that the conditions set out in Section 6.2(1), Section 6.2(2), Section 6.2(3) and Section 6.2(4) have been satisfied.

Section 6.3       Additional Conditions Precedent to the Obligations of Quipt.

Quipt is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of Quipt and may only be waived, in whole or in part, by Quipt in its sole discretion:

(1)	Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the Effective Time (except that any such representation and warranty that by its terms speaks specifically as of the date of this Agreement or another date shall be true and correct in all respects as of such date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to materially impede or delay the completion of the Arrangement (and, for this purpose, any reference to “material” or other concepts of materiality in such representations and warranties shall be disregarded).

(2)	Performance of Covenants. Purchaser shall have fulfilled or complied in all material respects with each of the other covenants of Purchaser contained in this Agreement to be fulfilled or complied with by it on or prior to the Effective Time, or which have not been waived by Purchaser.

(3)	Payment of Consideration. Purchaser shall have complied with its obligations under Section 2.12 and the Depositary will have confirmed to Quipt receipt from or on behalf of the Purchaser of the Consideration and Equity Awards Amount contemplated by Section 2.12.

(4)	Officer’s Certificate. Purchaser shall have delivered to Quipt a certificate addressed to Quipt, signed on behalf of Purchaser by an officer of Purchaser and dated as of the Effective Date, certifying (on Purchaser’s behalf and without personal liability) that the conditions set out in Section 6.3(1) and Section 6.3(2) have been satisfied.

Section 6.4       Satisfaction of Conditions.

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 will be conclusively deemed to have been satisfied, waived or released upon the Arrangement becoming effective. For greater certainty and notwithstanding the terms of any escrow agreement entered into with the Depositary, all Consideration held in escrow by the Depositary pursuant to Section 2.12 shall be deemed to be released from escrow.

Article 7
TERM AND TERMINATION

Section 7.1       Term.

This Agreement shall be effective from the date hereof until the earlier of the Effective Date and the termination of this Agreement in accordance with its terms.

Section 7.2       Termination.

(1)	This Agreement may be terminated prior to the Effective Time by:

(a)	the mutual written agreement of the Parties; or

(b)	either Quipt or Purchaser, if:

(i)	[Failure to Obtain Required Quipt Approval] the Required Quipt Approval shall not have been obtained at the Quipt Meeting in accordance with the Interim Order; provided, that, a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(i) if the failure to obtain the Required Quipt Approval has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(ii)	[Illegality] after the date of this Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise permanently prohibits or enjoins Quipt, Purchaser or Parent from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable; provided, that, a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(ii) if the enactment, making, enforcement or amendment of such Law has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(iii)	[Occurrence of Outside Date] the Effective Time does not occur on or prior to the Outside Date; provided, that a Party may not terminate this Agreement pursuant to this Section 7.2(1)(b)(iii) if the failure of the Effective Time to so occur prior to the Outside Date has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under this Agreement;

(c)	Quipt if:

(i)	[Breach of Representation or Warranty or Failure to Perform Covenant by Purchaser or Parent] a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Purchaser or Parent under this Agreement (other than pursuant to Section 4.12) occurs that would cause any of the conditions in Section 6.3(1) or Section 6.3(2) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.5 on or prior to the Outside Date; provided, that Quipt is not then in breach of this Agreement so as to cause any of the conditions set forth in Section 6.2(1) or Section 6.2(2) not to be satisfied; or

(ii)	[Quipt Superior Proposal] prior to obtaining the Required Quipt Approval, the Quipt Board authorizes Quipt to enter into a definitive written agreement (other than a confidentiality agreement as permitted by Section 5.3(l)) with respect to a Superior Proposal and enters into an Alternative Transaction Agreement in accordance with the terms and conditions of this Agreement and concurrently with such termination Quipt pays the Termination Fee to Purchaser and Parent pursuant to Section 8.1;

(d)	Purchaser if:

(i)	[Breach of Representation or Warranty or Failure to Perform Covenant by Quipt] a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Quipt under this Agreement occurs that would cause any condition in Section 6.2 not to be satisfied, and such breach or failure is incapable of being cured in accordance with the terms of Section 4.5 on or prior to the Outside Date; provided, that neither Purchaser nor Parent is then in material breach so as to cause any of the conditions set forth in Section 6.3(1) or Section 6.3(2) not to be satisfied;

(ii)	[Quipt Change in Recommendation] prior to obtaining the Required Quipt Approval, the Quipt Board shall have made a Quipt Change in Recommendation;

(iii)	[Material Adverse Effect] a Material Adverse Effect has occurred and is continuing such that the condition in Section 6.2(4) is incapable of being satisfied or cured by the Outside Date;

(iv)	[Quipt Superior Proposal] Quipt enters into an Alternative Transaction Agreement; or

(v)	[Material Breach of Non-Solicitation Covenants by Quipt] Quipt breaches any of its obligations or covenants under Article 5 in any material respect.

(e)	The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(1)(a)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Section 7.3       Effect of Termination/Survival.

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2, this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party to this Agreement, except that:

(a)	in the event of termination under Section 7.1 as a result of the Effective Time occurring, this Section 7.3 and Section 4.7, Section 9.4 and Section 9.10 (and all related definitions set forth in Section 1.1) shall survive for a period of six years following such termination, and Section 2.14 (and all related definitions set forth in Section 1.1) shall survive indefinitely;

(b)	in the event of termination under Section 7.2, this Section 7.3, Section 4.5 (only as it relates to the Confidentiality Agreements) and Section 8.1 through to and including Section 9.14 (and all related definitions set forth in Section 1.1) shall survive in accordance with their respective terms; and

(c)	subject to Section 9.3, no Party shall be relieved of any liability for Fraud occurring prior to such termination, in which case the other non-breaching Party shall be entitled to seek all rights and remedies available at Law or in equity.

Article 8
TERMINATION FEE AND EXPENSES

Section 8.1       Termination Fee.

(1)	Despite any other provision in this Agreement relating to the payment of fees and expenses, including the payment of brokerage fees, if a Quipt Termination Fee Event occurs, Quipt shall pay the Termination Fee to Parent (or as directed by Parent) as directed in writing by Parent in consideration for the disposition of Purchaser’s rights under this Agreement, in accordance with Section 8.1(3).

(2)	For the purposes of this Agreement, “Quipt Termination Fee Event” means the termination of this Agreement:

(a)	by Quipt pursuant to Section 7.2(1)(c)(ii) [Quipt Superior Proposal];

(b)	by Purchaser pursuant to Section 7.2(1)(d)(ii) [Quipt Change in Recommendation] or Section 7.2(1)(d)(iv) [Quipt Superior Proposal]; or

(c)	by Purchaser pursuant to Section 7.2(1)(d)(v) [Material Breach of Non-Solicitation Covenants by Quipt]; or

(d)	by either Party pursuant to Section 7.2(1)(b)(i) [Failure to Obtain Required Quipt Approval] or by the Purchaser pursuant to Section 7.2(1)(b)(iii) [Occurrence of Outside Date], in the event that each of the following subsection (i) and (ii) shall have both occurred:

(i)	prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise publicly disclosed by any Person, other than Purchaser, Parent or any of its Affiliates, or any Person, other than Purchaser, Parent or any of their respective Affiliates, shall have publicly announced or otherwise publicly disclosed an intention to make an Acquisition Proposal, and such Acquisition Proposal or intent to make an Acquisition Proposal, as applicable, is not withdrawn at least 10 Business Days prior to the Quipt Meeting; and

(ii)	within 12 months following the date of such termination: (A) any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in the immediately preceding clause (i)) is consummated or effected; or (B) Quipt or one or more of its Subsidiaries directly or indirectly, in a single transaction or series of related transactions, accepts, approves or enters into a legally binding Contract in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in (A) of this clause) and such Acquisition Proposal is later consummated or effected (whether or not within such 12 month period).

For the purposes of Section 8.1(2)(d), the term “Acquisition Proposal” shall have the meaning ascribed to such term in Section 1.1 except that all references to “20%” shall be deemed to be references to “50%”.

(3)	The Termination Fee shall be paid by Quipt to Parent (or as directed by parent) as follows, by wire transfer of immediately available funds, if a Quipt Termination Fee Event occurs due to:

(a)	a termination of this Agreement by Quipt pursuant to Section 8.1(2)(a) or Section 8.1(2)(d)(i) or by Purchaser pursuant to Section 8.1(2)(b), concurrent with termination of this Agreement;

(b)	a termination of this Agreement by Purchaser pursuant to Section 8.1(2)(b), within two Business Days following the occurrence of such Quipt Termination Fee Event; and

(c)	a termination of this Agreement by either Party pursuant to Section 8.1(2)(d)(ii), concurrent with the consummation of the Acquisition Proposal referred to therein.

(4)	Each Party acknowledges that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that without these agreements the other Party would not enter into this Agreement, and that the amounts set out in this Section 8.1 represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the other Party will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and is not a penalty. Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where a Party is entitled to a Termination Fee and such amount is paid in full, such Party shall be precluded from any other remedy against the Parent at Law or in equity or otherwise (including an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or Affiliates or their respective representatives in connection with this Agreement or the transactions contemplated by this Agreement; provided, however, that payment by a Party of a Termination Fee, as applicable, shall not be in lieu of any damages or any other payment or remedy available (including an order for specific performance) to the other Party in respect of Fraud.

Section 8.2       Expenses.

(1)	Except as otherwise set forth in this Agreement, all out-of-pocket third party transaction expenses incurred in connection with this Agreement and the Plan of Arrangement, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors, printing and mailing costs, shall be paid by the Party incurring such expenses, whether or not the Arrangement is consummated. For greater certainty, nothing in this Section shall limit the right of any Party to seek damages or other remedies in respect of a breach of this Agreement by the other Party.

Article 9
GENERAL PROVISIONS

Section 9.1       Amendments.

This Agreement and, subject to the provisions of the Interim Order, the Final Order and the Plan of Arrangement, the Plan of Arrangement may, at any time and from time to time before or after the holding of the Quipt Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or authorization on the part of the Quipt Shareholders, and any such amendment may, subject to the Interim Order, the Final Order, the Plan of Arrangement and Law, as applicable, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(c)	waive or modify, in whole or in part, any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify or waive, in whole or in part, any mutual conditions contained in this Agreement;

provided, that such amendment does not invalidate any Required Quipt Approval of the Arrangement by the Quipt Shareholders.

Section 9.2       Notices.

Any notice, or other communication given regarding the matters contemplated by this Agreement (must be in writing, sent by personal delivery, facsimile or electronic mail) and addressed:

(a)	to Purchaser or Parent at:

c/o Kingswood Capital Management, LP
11812 San Vicente Blvd.
Los Angeles, CA 90049

Attention:       Michael Niegsch

Email:               mniegsch@kingswood-capital.com

with a copy to:

McDermott Will & Schulte LLP
333 SE 2nd Avenue, Suite 4500
Miami, FL 33131

Attention:       Frederic L. Levenson / Michael Hacker / Ann Marie Brodarick

Email:              FLevenson@mwe.com / mhacker@mwe.com / abrodarick@mwe.com

with a copy to:

Fasken Martineau Dumoulin LLP
333 Bay Street, Suite 2400
Toronto, Ontario M6S M5H 2T6

Attention:       Grant McGlaughlin / Zach Austin

Email:              gmcglaughlin@fasken.com / zaustin@fasken.com

(b)	to Quipt Home Medical Corp. at:

1019 Town Drive Wilder

Kentucky, 41076-9114

Attention:       Gregory Crawford, Chief Executive Officer

Email:              gcrawford@myquipt.com

with a copy to:

DLA Piper (Canada) LLP

Suite 5100, Bay Adelaide - West Tower

333 Bay Street

Toronto, Ontario M5H 2R2

Attention:	Robbie Grossman
Email:	robbie.grossman@ca.dlapiper.com

with a copy to:

DLA Piper LLP (US)

4365 Executive Drive, Suite 1100

San Diego, California, 92121-2133

Attention:	Larry Nishnick
Email:	larry.nishnick@us.dlapiper.com

Any notice or other communication is deemed to be given and received (i) if sent by internationally recognized overnight delivery service, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, or (ii) if sent by email (with no bounce back or other notification of failure to be delivered), at the time of sending. A Party may change its address for service from time to time by providing a notice in accordance with the foregoing. Any subsequent notice or other communication must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a notice will be assumed not to be changed. Sending a copy of a notice or other communication to a Party’s outside legal counsel as contemplated above is for information purposes only and does not constitute delivery of the notice or other communication to that Party. The failure to send a copy of a notice or other communication to outside legal counsel does not invalidate delivery of that notice or other communication to a Party.

Section 9.3         Injunctive Relief.

(1)	Subject to Section 8.1 and Section 8.2, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by a Party. It is accordingly agreed that the non-breaching Party shall be entitled, without the requirement of posting a bond or other security, to injunctive and other equitable relief to prevent breaches of this Agreement or threatened breaches of this Agreement, and to enforce compliance with the terms of this Agreement, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 8.1 and Section 8.2, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

(2)	The parties acknowledge and hereby agree that (i) in the event of any breach or threatened breach by a party hereto of its covenants or obligations set forth in this Agreement, each other party will be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations under this Agreement (including an order sought by Quipt to cause Purchaser to consummate the Arrangement in accordance with this Agreement), in addition to any other remedy to which such party is entitled at law or in equity, and (ii) the right of specific performance and other equitable relief is an integral part of the transactions contemplated by this Agreement and the transaction documents and without that right none of Purchaser or the Company would have entered into this Agreement or the transaction documents. If, on or prior to the Outside Date, any party brings any Proceeding to enforce specifically the performance of the terms and provisions hereof by any other party, the Outside Date will automatically be extended (x) for the period during which such Proceeding is pending, plus ten Business Days or (y) by such other later date established by the court presiding over such Proceeding, as the case may be, including the pendency of any appeals therefrom. Notwithstanding anything to the contrary contained herein, it is explicitly agreed that Quipt shall be entitled to specific performance of or another equitable remedy with respect to the Purchaser’s obligation to cause the Equity Commitment Letter (or any alternative financing) to be funded (whether under this Agreement, the Equity Commitment Letter, or both), including by requiring the Purchaser to file one or more lawsuits against the parties to the Equity Commitment Letters, and to seek specific performance, injunctive relief and damages, as applicable to fully enforce such parties’ obligations under the Equity Commitment Letters and the Purchaser’s rights thereunder, and the Purchaser to consummate the Arrangement and to fund and pay its obligations pursuant to this Agreement; provided, however, that such right shall only be available if: (i) all conditions in Section 6.1 and Section 6.2 have been satisfied or waived (in writing) by Quipt (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but are reasonably capable of being satisfied by the Effective Date) and the Purchaser fails to consummate the Arrangement on the date on which the Effective Date was scheduled to occur pursuant to Section 2.9; and (ii) Quipt has irrevocably confirmed in writing to the Purchaser that if specific performance is granted and the Equity Commitment Letter (or any alternative financings thereto) are funded, it is ready, willing and able to consummate the Arrangement. In furtherance of the foregoing, Purchaser shall (A) keep the Equity Commitment Letter in effect, shall not amend, terminate or waive any provision thereof in a manner reasonably expected to impair availability of financing without Quipt’s prior written consent (not to be unreasonably withheld, conditioned or delayed), (B) provide Quipt with reasonable current information regarding the status of the Financing and promptly notify Quipt of any material adverse development, and (C) comply with its cooperation and efforts obligations in Section 4.11, including delivery of all such certificates and other documentation required by the Financing Sources. Quipt and its Affiliates are express third-party beneficiaries of the Equity Commitment Letter and any alternative financing commitments solely to seek specific performance and other equitable relief to cause the funding contemplated thereby.

Section 9.4         Third Party Beneficiaries.

(1)	Except as provided in Section 4.7 which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 9.4 as the “Indemnified Persons”) and except for the rights of the Quipt Shareholders to receive the Consideration following the Effective Time pursuant to the Arrangement (for which purpose Quipt hereby confirms that it is acting as agent on behalf of the Quipt Shareholders), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any Proceeding.

(2)	Despite the foregoing, the Parties acknowledges to each of the Indemnified Persons their direct rights against the applicable Party under Section 4.7 of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, Quipt confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf. The Parties reserve their right to mutually vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party, without notice to or consent of that Person, including any Indemnified Person; provided, that no such amendments shall be made from and after the Effective Time.

(3)	Nothing contained in this Agreement, express or implied, shall entitle a Party to seek damages relating to the loss of the economic benefits of the Arrangement to a Party’s securityholders, which the Parties acknowledge and agree are not damages or losses of any Party.

Section 9.5         Waiver.

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 9.6         Entire Agreement.

This Agreement (including the exhibits and schedules hereto), together with the Confidentiality Agreements, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement. The Confidentiality Agreements shall survive the termination of this Agreement in accordance with its terms. To the extent that any provisions of the Confidentiality Agreements conflict with the terms of this Agreement, the terms of this Agreement shall prevail.

Section 9.7         Parent.

Parent will cause Purchaser to comply with all of its obligations under this Agreement. Parent hereby (a) unconditionally and irrevocably guarantees and agrees in favour of Quipt the due and punctual performance by Purchaser of each and every of Purchaser’s covenants, obligations and undertakings hereunder, and agrees to be solidarity (jointly and severally) liable with Purchaser for the truth, accuracy and completeness of all of Purchaser’s representations and warranties hereunder. Parent hereby agrees that its guarantee is continuing in nature and full and unconditional, and no release or extinguishments of Purchaser’s liabilities, whether by decree in any bankruptcy proceeding or otherwise, will affect the continuing validity and enforceability of Parent’s guarantees. Parent hereby agrees that Quipt shall not have to proceed first against Purchaser in respect of any such matter before exercising its rights under this guarantee against Purchaser and Parent agrees to be solitarily (jointly and severally) liable with Purchaser for all guaranteed obligations as if it were the principal obligor of such obligations. Parent acknowledges that Quipt is relying on this Section 9.7 in entering into this Agreement.

Section 9.8         Successors and Assigns.

(1)	This Agreement becomes effective only when executed by Quipt, Purchaser and Parent. After that time, it will be binding upon and enure to the benefit of Quipt, Purchaser, Parent and their respective successors and permitted assigns.

(2)	Neither this Agreement nor any of the rights or obligations under this Agreement are assignable or transferable by any Party without the prior written consent of the other Party; provided, however, each of Purchaser and Parent may transfer or assign, in whole or from time to time in part, its rights under this Agreement to (a) one or more of its Affiliates or direct or indirect wholly owned Subsidiaries and Purchaser and Parent remains responsible of all of its obligations hereunder; or (b) at or following the closing of the Arrangement (i) to any purchaser of all or substantially all of the assets of Purchaser and Parent; (ii) any lender providing financing (x) in connection with the transactions contemplated hereby or (y) to any Subsidiary of Purchaser or Parent (including Quipt after the closing of the Arrangement) for collateral security purposes, in each case. No assignment shall relieve the assigning party of any of its obligations under this Agreement.

Section 9.9         Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.10       Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum. Any Proceedings arising out of this Agreement shall be conducted in the English language only.

Section 9.11       Rules of Construction.

The Parties to this Agreement waive the application of any Law or rule of construction providing that ambiguities in any agreement or other document shall be construed against the party drafting such agreement or other document.

Section 9.12       No Liability.

No director or officer of Purchaser, Parent or any of its Affiliates shall have any personal liability whatsoever to Quipt under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Purchaser and Parent. No director or officer of Quipt or any of its Subsidiaries shall have any personal liability whatsoever to Purchaser or Parent under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of Quipt or any of its Subsidiaries.

Section 9.13       Language.

The Parties expressly acknowledge that they have requested that this Agreement and all ancillary and related documents thereto be drafted in the English language only. Les parties aux présentes reconnaissent avoir exigé que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais seulement.

Section 9.14       Counterparts.

This Agreement may be executed in multiple original or electronic counterparts, each of which shall be deemed an original, and all of which taken together shall be considered one and the same agreement. In the event that any signature to this Agreement or any agreement or certificate delivered pursuant hereto, or any amendment thereof, is delivered by email delivery of a “.pdf” format data file or any other electronic means complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law, e.g., www.docusign.com, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such electronic signature page were an original thereof. No Party shall raise the use of email delivery of any such signature page or the fact that such signature was transmitted or communicated through the use of email delivery as a defense to the formation or enforceability of a contract and each Party forever waives any such defense. Minor variations in the form of the signature page to this Agreement, including footers from earlier versions of any such other document, will be disregarded in determining the effectiveness of such signature. At the request of any Party to this Agreement, each other Party to this Agreement will re-execute original forms of this Agreement and deliver them to all other Parties.

Section 9.15       Debt Financing Sources.

Notwithstanding anything in this Agreement to the contrary (but in all cases subject to and without in any way limiting the rights, remedies and claims of the Purchaser and/or any of its Affiliates party to the Debt Commitment Letters, if any, under or pursuant to the Debt Commitment Letters or any other agreement entered into with respect to the Debt Financing), each party hereto, on behalf of itself and each of its Affiliates, hereby:

(1)	agrees that no Debt Financing Source will have any liability (whether in contract or in tort, in law or in equity, or granted by statute or otherwise) for any claims, causes of action, suits, litigation, proceedings, obligations or any related losses, costs or expenses arising under, out of, in connection with or related in any manner to this Agreement, the Debt Financing, the Debt Commitment Letters, any contract entered into with respect the Debt Financing, or any of the transactions or based on, in respect of or by reason of this Agreement, the Debt Commitment Letters or any contract entered into with respect the Debt Financing or their respective negotiation, execution, performance or breach;

(2)	agrees not to commence (and if commenced agrees to dismiss or otherwise terminate) any claim, cause of action, suit, litigation, or other proceeding (including any civil, criminal, administrative, investigative or appellate proceeding) against any Debt Financing Source arising under, out of, in connection with or related in any manner to this Agreement, the Debt Commitment Letters, any contract entered into with respect the Debt Financing or any of the transactions contemplated hereby;

(3)	agrees that any litigation against the Debt Financing Sources arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letters, any contract entered into with respect the Debt Financing or any of the transactions contemplated hereby or the performance of any services hereunder or thereunder, shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof, and each party hereto irrevocably submits itself and its property with respect to any such litigation to the exclusive jurisdiction of such courts;

(4)	agrees not to bring or support or permit any of its Affiliates to bring or support any litigation, whether in law or in equity, whether in contract or in tort or otherwise, against the Debt Financing Sources in any way arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letters, any contract entered into with respect the Debt Financing or any of the transactions contemplated hereby or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(5)	irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such litigation in any such court;

(6)	knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable Law trial by jury in any litigation brought against the Debt Financing Sources and arising out of or relating to this Agreement, the Debt Financing, the Debt Commitment Letters, any contract entered into with respect the Debt Financing or any of the transactions contemplated hereby or the performance of any services hereunder or thereunder; and

(7)	waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any litigation against the Debt Financing Sources or the transactions contemplated hereby, any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason. Notwithstanding anything to the contrary, the provisions of this Section will survive any termination of this Agreement.

(8)	The Debt Financing Sources shall be express third party beneficiaries of this Section, and this Section shall expressly inure to the benefit of the Debt Financing Sources and the Debt Financing Sources shall be entitled to rely on and enforce the provisions herein.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

QUIPT HOME MEDICAL CORP.

By:	/s/ Gregory Crawford
Name:	Gregory Crawford
Title:	Chief Executive Officer

1567208 B.C. LTD.

By:	/s/ Brandon Sucaldito
Name:	Brandon Sucaldito
Title:	Chief Executive Officer

PARENT REM AGGREGATOR, LLC

By:	/s/ Michael Niegsch
Name:	Michael Niegsch
Title:	President

Schedule A
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER DIVISION 5 OF PART 9 OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

Article 1
INTERPRETATION

Section 1.1            Definitions.

(1)	In this Plan of Arrangement, any capitalized term used herein and not defined in this Section 1.1 will have the meaning ascribed thereto in the Arrangement Agreement. Unless the context otherwise requires, the following words and phrases used in this Plan of Arrangement will have the meanings hereinafter set out:

“Arrangement” means the arrangement under Part 9, Division 5 of the BCBCA as described herein, subject to any amendments or supplements thereto made in accordance with the Arrangement Agreement and the provisions hereof or made at the direction of the Court in the Final Order with the prior written consent of Quipt and Purchaser, each acting reasonably;

“Arrangement Agreement” means the agreement made as of December 14, 2025, among Quipt, Purchaser and Parent, together with the Schedules attached thereto, and the Quipt Disclosure Letter, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms thereof;

“Arrangement Resolution” means the special resolution of the Quipt Shareholders approving the Arrangement and presented at the Quipt Meeting substantially in the form set forth in Schedule B to the Arrangement Agreement;

“Business Day” means a day which is not a Saturday, a Sunday or a civic or statutory holiday in Vancouver, British Columbia or a federal holiday in the United States on which banks are required or authorized to close;

“BCBCA” means the Business Corporations Act (British Columbia) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Consideration” means the consideration to be received by the Quipt Shareholders pursuant to the Arrangement as consideration for their Quipt Shares, consisting of $[♦] for each one (1) Quipt Share;

“Court” means the Supreme Court of British Columbia;

“Depositary” means Computershare Investor Services Inc., or any other trust company, bank or other financial institution agreed to in writing by Quipt and Purchaser for the purpose of, among other things, exchanging certificates representing Quipt Shares for the Consideration in connection with the Arrangement;

“Dissent Procedures” has the meaning ascribed thereto in Section 4.1(1);

“Dissent Rights” means the rights of dissent exercisable by registered Quipt Shareholders in respect of the Arrangement described in Section 4.1(1) hereto;

“Dissenting Shares” has the meaning ascribed thereto in Section 4.1(2);

“Effective Date” means the date upon which the Arrangement becomes effective as set out in Section 2.9 of the Arrangement Agreement;

“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date, or such other time on the Effective Date as the Parties agree to in writing before the Effective Date;

“Final Order” means the final order of the Court pursuant to Section 291 of the BCBCA in a form acceptable to Quipt and Purchaser, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of Quipt and Purchaser, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided, that any such amendment is acceptable to both Quipt and Purchaser, each acting reasonably) on appeal;

“Governmental Entity” means (a) any international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, ministry, agency or instrumentality, domestic or foreign, (b) any subdivision or authority of any of the above, (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing or (d) any stock exchange;

“Interim Order” means the interim order of the Court made pursuant to Section 291 of the BCBCA, in a form acceptable to Quipt and Purchaser, each acting reasonably, providing for, among other things, the calling and holding of the Quipt Meeting, as such order may be amended by the Court (with the consent of Quipt and Purchaser, each acting reasonably);

“Law” means, with respect to any Person, any and all laws (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities;

“Lien” means any mortgage, hypothec, pledge, assignment, charge, lien, claim, security interest, statutory or deemed trust, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

“Parent” means REM Aggregator, LLC, a Delaware limited liability company;

“Parties” means Quipt and Purchaser;

“Person” includes any individual, firm, partnership, limited partnership, limited liability partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, body corporate, corporation, company, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Plan of Arrangement” means this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the Arrangement Agreement and the terms of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Quipt and Purchaser, each acting reasonably;

“Purchaser” means Purchaser, a company existing under the laws of BCBCA;

“Quipt” or “Company” means Quipt Home Medical Corp., a company existing under the BCBCA;

“Quipt Circular” means the notice of the Quipt Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, and information incorporated by reference in such management information circular, to be sent to the Quipt Shareholders, as amended, restated, amended and restated, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement and Interim Order;

“Quipt Meeting” means the special meeting of Quipt Shareholders, including any adjournment or postponement of such special meeting in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Quipt Circular;

“Quipt Options” means the outstanding options to purchase Quipt Shares granted pursuant to the Quipt Share Compensation Plan;

“Quipt Optionholders” means the holder of Quipt Options;

“Quipt RSUs” means the restricted share units of Quipt issued pursuant to the Quipt Share Compensation Plan;

“Quipt Securityholders” means, collectively, the Quipt Shareholders, the Quipt Optionholders and the holders of Quipt RSUs, in each case prior to the Effective Time;

“Quipt Share Compensation Plan” means, collectively, the Quipt 2024 Equity Incentive Plan together with the Predecessor Plans;

“Quipt Shareholders” means the registered or beneficial holders of the Quipt Shares, as the context requires, except that with respect to Dissent Rights, Quipt Shareholders refers only to registered holders of the Quipt Shares;

“Quipt Shares” means the common shares in the capital of Quipt which Quipt is presently authorized to issue, which, for greater certainty, shall include any common shares issued prior to the Effective Time, including upon vesting and settlement of the Quipt RSUs, or the exercise of Quipt Options outstanding from time to time;

“Released Parties” means Parent, Purchaser, Quipt and its Subsidiaries and their respective present and former directors, officers, employees, auditors, financial advisors and legal counsel.

“Subsidiary” has the meaning given such term in the Arrangement Agreement;

“Transmittal Letter” means the letter of transmittal to be sent by Quipt to Quipt Shareholders for use by Quipt Shareholders in connection with the Arrangement;

“Tax Act” means the Income Tax Act (Canada) as amended from time to time; and

“Tax” or “Taxes” means (a) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, employer health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all employment insurance, health insurance and government pension plan premiums or contributions (including Canada Pension Plan); (b) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (a) above or this clause (b); (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (d) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other person or as a result of being a transferee or successor in interest to any party;

(2)	Interpretation Not Affected by Headings. The headings contained in this Plan of Arrangement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or Subsection hereof and include any agreement or instrument supplementary or ancillary hereto.

(3)	Date for any Action. If the date on which any action is required to be taken hereunder is not a Business Day, that action will be required to be taken on the next succeeding day which is a Business Day.

(4)	Gender and Number. Any reference to gender includes all genders. Words importing the singular number only include the plural and vice versa.

(5)	References to Persons and Statutes. A reference to a Person includes any successor to that Person. Any reference to a statute or to a rule of a self-regulatory organization, including any stock exchange, refers to such statute or rule, and all rules and regulations, administrative policy statements, instruments, blanket orders, notices, directions and rulings issued or adopted under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

(6)	Currency. All references to dollars or to $ are references to United States dollars, unless otherwise specified. In the event that any amounts are required to be converted from United States dollars to lawful money of Canada or vice versa, such amounts shall be converted using the most recent closing exchange rate of the Bank of Canada available before the relevant calculation date.

(7)	Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 5:00 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 5:00 p.m. on the next Business Day if the last day of the period is not a Business Day.

(8)	Time References. References to time are to local time in Vancouver, British Columbia.

(9)	Certain Phrases, etc. The words “including”, “includes” and “include” mean “including (or includes or include) without limitation” and references to “Article” or “Section” followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement.

Article 2
ARRANGEMENT AGREEMENT; EFFECTIVENESS

Section 2.1            Effectiveness.

(1)	This Plan of Arrangement and the Arrangement are made pursuant to and subject to the provisions of the Arrangement Agreement except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

(2)	This Plan of Arrangement and the Arrangement will become effective as at the Effective Time and will become effective and be binding from and after the Effective Time upon Quipt, the Purchaser, the Quipt Securityholders (including Quipt Shareholders who have exercised and not withdrawn Dissent Rights), the Depositary, the registrar and transfer agent of Quipt and all other Persons, without any further authorization, act or formality on the part of any Person.

(3)	As at and from the Effective Time:

(a)	Quipt will be a wholly-owned Subsidiary of Purchaser;

(b)	the rights of creditors against the property and interests of Quipt will be unimpaired by the Arrangement; and

(c)	Quipt Shareholders, other than Quipt Shareholders who have validly exercised and not withdrawn Dissent Rights, will have the right to receive the Consideration for each Quipt Share held immediately prior to the Effective Time, as provided by this Plan of Arrangement.

Article 3
THE ARRANGEMENT

Section 3.1            Arrangement.

(1)	At the Effective Time each of the following events shall occur and shall be deemed to occur sequentially as set out below without any further authorization, act or formality, in each case, unless stated otherwise, effective as at one minute intervals starting at the Effective Time:

(a)	simultaneously:

(i)	in accordance with the provisions of the Quipt Share Compensation Plan each Quipt Option outstanding immediately prior to the Effective Time (whether vested or unvested) shall be deemed to be unconditionally vested and exercisable and such Quipt Option shall, without any further action by or on behalf of a holder of Quipt Options, be deemed to be surrendered and transferred by such holder to Quipt in exchange for a cash payment (net of applicable withholdings pursuant to Section 7.1) from Quipt equal to the amount (if any) by which the Consideration for each Quipt Share exceeds the exercise price (as converted to U.S. dollars based on the Bank of Canada daily exchange rate published on the Business Day immediately prior to the Effective Date) of such Quipt Option (the “In-The Money Amount”) and each such Quipt Option shall be immediately cancelled (for greater certainty, where the In-The Money Amount is zero or negative, such Quipt Option shall be cancelled without any consideration or payment therefor and neither Quipt nor the Purchaser shall be obligated to pay to the holder of such Quipt Option any amount in respect of such Quipt Option);

(ii)	in accordance with the provisions of the Quipt Share Compensation Plan each Quipt RSU outstanding immediately prior to the Effective Time (whether vested or unvested) shall, without any further action by or on behalf of the holder of such Quipt RSU, be deemed to be transferred by such holder to Quipt in exchange for a cash payment (net of applicable withholdings pursuant to Section 7.1) from Quipt equal to the Consideration for each Quipt Share and each such RSU shall be immediately cancelled;

and, with respect to each Quipt Option and Quipt RSU that is surrendered or transferred pursuant to this Section 3.1(1)(1), as of the Effective Time: (A) the holder thereof shall cease to be the holder of such security, (B) the holder thereof shall cease to have any rights as a holder under any Quipt Share Compensation Plan, as applicable, other than the right to receive the consideration to which such holder is entitled pursuant to this Section 3.1(1)(1), (C) such holder’s name shall be removed from the applicable central securities register, (D) all agreements, grants and similar instruments relating thereto shall be cancelled and of no further force or effect and free and clear of any Liens, and (E) neither Quipt nor the Purchaser shall have any liability with respect to such Quipt Option or Quipt RSU (or any liability to any holder or former holder thereof) other than with respect to the payment of the cash consideration that the holder thereof is entitled to receive pursuant to this Section 3.1(1)(a);

(b)	each Dissenting Share outstanding immediately prior to the Effective Time in respect of which Dissent Rights have been validly exercised and not withdrawn will be deemed to have been transferred without any further act or formality to Quipt for cancellation, free and clear of any Liens, and the holder of such Dissenting Share will cease to be the registered or beneficial holder of such Dissenting Share and will cease to have any rights as a registered or beneficial holder of such Dissenting Share other than the right to be paid by Quipt, out of its separate assets, the fair value for such Dissenting Share as set out in Article 4 (net of applicable withholdings pursuant to Section 7.1), and such Quipt Shareholder’s name will be removed as the registered holder of such Dissenting Share from the central securities register of Quipt Shares maintained by or on behalf of Quipt, and Quipt will be deemed to be the transferee of such Dissenting Share, free and clear of any Liens, and such Dissenting Share will thereupon be cancelled and returned to treasury of Quipt; and

(c)	each issued and outstanding Quipt Share (other than any Dissenting Shares in respect of which the Quipt Shareholder has validly exercised (and not withdrawn) its Dissent Right) will be transferred to, and acquired by Purchaser, without any act or formality on the part of the holder of such Quipt Share or Purchaser, free and clear of all Liens, in exchange for the Consideration (provided, that if the aggregate cash amount which a holder of Quipt Shares is entitled to receive pursuant to this Plan of Arrangement would otherwise include a fraction of $0.01, then the aggregate cash amount to which such holder shall be entitled to receive shall be rounded to the nearest whole $0.01) and the name of such Quipt Shareholder will be removed from the central securities register of Quipt Shares as the holder thereof and Purchaser will be recorded in the central securities register of Quipt Shares as the registered holder of such Quipt Share so transferred and will be deemed to be the legal and beneficial owner thereof.

The exchanges and cancellations provided for in this Section 3.1 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

Article 4
RIGHTS OF DISSENT

Section 4.1            Dissent Rights.

(1)	Pursuant to the Interim Order, registered holders of Quipt Shares may exercise rights of dissent (the “Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in sections 237 to 247 of the BCBCA, all as modified by this Article 4 as the same may be modified by the Interim Order or the Final Order in respect of the Arrangement (collectively, the “Dissent Procedures”); provided, that the written notice setting forth the objection of such registered Quipt Shareholder to the Arrangement contemplated by Section 242 of the BCBCA must be received by Quipt not later than 5:00 p.m. on the Business Day that is two (2) Business Days before the Quipt Meeting.

(2)	Quipt Shareholders who duly and validly exercise Dissent Rights with respect to their Quipt Shares (“Dissenting Shares”) and who:

(a)	are ultimately entitled to be paid fair value for their Dissenting Shares, which fair value shall be the fair value of such shares immediately before the passing of the Arrangement Resolution by the Quipt Shareholders at the Quipt Meeting, will be deemed to have transferred their Dissenting Shares to Quipt under Section 3.1(1)(b) and shall be paid an amount equal to such fair value (net of applicable withholdings pursuant to Section 7.1) by Quipt out of its separate assets; or

(b)	are ultimately not entitled for any reason to be paid fair value for their Dissenting Shares, will be deemed to have participated in the Arrangement on the same basis as a Quipt Shareholder who has not exercised Dissent Rights and will receive only the Consideration on the same basis as every other Quipt Shareholder who has not exercised Dissent Rights;

but in no case will Quipt or Purchaser or any other Person be required to recognize such former holder of Quipt Shares as holding Quipt Shares after the time that is immediately prior to the Effective Time and the names of such former holders of Dissenting Shares shall be deleted from the central securities register of the Quipt Shares as Quipt Shareholders as of the Effective Time. In addition to any other restrictions under the Dissent Procedures of the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) Quipt Shareholders who vote or have instructed a proxyholder to vote such Quipt Shares in favour of the Arrangement Resolution (but only in respect of such Quipt Shares) and (ii) holders of Quipt Options and Quipt RSUs.

Article 5
DELIVERY OF CONSIDERATION

Section 5.1            Payment of Consideration.

(1)	At or before the Effective Time, Purchaser shall deposit or cause to be deposited with the Depositary: (i) for the benefit of and to be held on behalf of the Quipt Shareholders entitled to receive cash pursuant to this Plan of Arrangement, the aggregate Consideration required for the payments in respect of the Quipt Shares in accordance with Section 3.1(1)(c) hereof, for distribution to such Quipt Shareholders in accordance with the provisions of this Article 5, and (ii) for the benefit of and to be held on behalf of the holders of Quipt Options and Quipt RSUs, the aggregate cash amount required for the payments in respect of the Quipt Options and Quipt RSUs pursuant to Section 3.1(1) hereof.

(2)	After the Effective Time, upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Quipt Shares (if any), together with a duly completed and executed Transmittal Letter and such additional documents and instruments as the Depositary may reasonably require, the Depositary shall deliver to the applicable Quipt Shareholder, as soon as practicable (less any amounts withheld pursuant to Section 7.1), a cheque (or other form of immediately available funds) representing the aggregate Consideration that such Quipt Shareholder is entitled to receive under the Arrangement. For greater certainty, a Quipt Shareholder shall not be required to surrender to the Depositary any direct registration statement advise (a “DRS Advice”) which immediately prior to the Effective Time represented outstanding Quipt Shares with his, her or its duly completed Transmittal Letter in order to be entitled to the Consideration for such Quipt Shares represented by DRS Advice that such Quipt Shareholder is entitled to receive under the Arrangement.

(3)	As soon as practicable after the Effective Time, Quipt shall deliver to each holder of Quipt Options and Quipt RSUs (as reflected on the register maintained by or on behalf of Quipt in respect of the Quipt Options and Quipt RSUs) that is subject to this Plan of Arrangement, as applicable (less any amounts withheld pursuant to Section 7.1), the cash consideration that such holder is entitled to receive under the Arrangement, as applicable either (i) pursuant to the normal payroll practices and procedures of Quipt, or (ii) in the event that payment pursuant to the normal payroll practices and procedures of Quipt is not practicable for any such holder, by cheque, wire transfer or other form of immediately available funds delivered to such holder of Quipt Options and Quipt RSUs, as applicable, as reflected on the registers maintained by or on behalf of Quipt in respect of holder of Quipt Options and Quipt RSUs immediately prior to the Effective Time.

(4)	After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(2), each certificate or DRS Advice which immediately prior to the Effective Time represented outstanding Quipt Shares shall be deemed at all times to represent only the right to receive upon surrender of such certificate or DRS Advice the Consideration as contemplated in Section 5.1(2).

(5)	Any certificate which immediately prior to the Effective Time formerly represented outstanding Quipt Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Quipt Shareholder of any kind or nature whatsoever against or in Quipt or Purchaser on the sixth anniversary of the Effective Date and, on such date, all Consideration to which such former holder was entitled shall be deemed to have been surrendered to Purchaser or its successor and shall be paid over by the Depositary to Purchaser or its successor or as directed by Purchaser or its successor and such certificate shall be deemed to have been surrendered to Purchaser or its successor and will be cancelled. Neither Quipt nor Purchaser, or any of their respective successors, will be liable to any Person in respect of any Consideration (including any consideration previously held by the Depositary in trust for any such former holder) which is forfeited to the Quipt or Purchaser or delivered to any public official pursuant to any applicable abandoned property, escheat or similar law.

(6)	If (a) any former Quipt Securityholder fails to deliver to the Depositary the certificates (if any), Transmittal Letter, documents or instruments required to be delivered to the Depositary under this Article 5 in order for such former Quipt Securityholder to receive the consideration which such former holder is entitled to pursuant to Section 3.1, or (b) any payment made by way of cheque by the Depositary or by Quipt pursuant to this Plan of Arrangement has not been deposited or has been returned to the Depositary or Quipt or otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, then on the sixth anniversary of the Effective Date (i) any right or claim to payment under this Plan of Arrangement that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of any affected Quipt Securityholder to receive the consideration for any affected securities pursuant to this Plan of Arrangement shall terminate and (ii) such former Quipt Securityholder will be deemed to have donated and forfeited to the Purchaser or its successors, any consideration held by the Depositary in trust for such former Quipt Securityholder to which such former Quipt Securityholder is entitled for no consideration.

(7)	All amounts payable in accordance with this Article 5 shall be paid in U.S. dollars; provided that: (a) with respect to payments to or through CDS & Co., holders may elect to receive Canadian dollars and, if so elected, the U.S. dollar amount shall be converted to Canadian dollars at the Bank of Canada daily exchange rate published on the Business Day immediately prior to the Effective Date, and such holders shall receive their consideration in Canadian dollars; and (b) any Quipt Shareholder may, in accordance with such Person’s Transmittal Letter, elect to receive the Consideration in Canadian dollars by indicating such election in the Transmittal Letter, provided that any such Transmittal Letter is received by the Depositary prior to the Effective Date.

Section 5.2            Lost Certificates.

(1)	In the event any certificate, which immediately before the Effective Time represented one or more outstanding Quipt Shares that was exchanged pursuant to this Plan of Arrangement, is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, the Consideration to which such Person is entitled in respect of the Quipt Shares represented by such lost, stolen, or destroyed certificate pursuant to this Plan of Arrangement, net of amounts required to be withheld pursuant to Article 7, deliverable in accordance with such Person’s Transmittal Letter.

(2)	When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom consideration is to be paid will, as a condition precedent to the payment thereof, give a bond satisfactory to Purchaser and its transfer agent in such sum as Purchaser may direct or otherwise indemnify Purchaser in a manner satisfactory to it, against any claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed.

Section 5.3            No Liens

(1)	Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 5.4            No Interest

(1)	Under no circumstances shall interest accrue or be paid by Purchaser, Quipt, the Depositary or any other Person to Persons depositing certificates or DRS Advices pursuant to this Plan of Arrangement in respect of Quipt Securities, regardless of any delay in making any payment contemplated hereunder.

Article 6
AMENDMENT

Section 6.1            Amendment and Termination.

(1)	Purchaser and Quipt reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date; provided, that any amendment, modification or supplement must be contained in a written document which is agreed to in writing by Quipt and Purchaser and filed with the Court and, if made following the Quipt Meeting, then: (i) approved by the Court, and (ii) if required by the Court, approved by the Quipt Shareholders and/or communicated to the Quipt Shareholders, in either case in the manner required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement, if agreed to by Quipt and Purchaser, may be made at any time prior to or at the Quipt Meeting, with or without any other prior notice or communication and, if so proposed and accepted by Persons voting at the Quipt Meeting (other than as may be required under the Interim Order) shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Quipt Meeting will be effective only if it is consented to by Quipt and Purchaser and, if required by the Court or applicable Law, by the Quipt Shareholders.

(4)	Notwithstanding the foregoing provisions of this Article 6, no amendment, modification or supplement of this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Arrangement Agreement.

(5)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

Article 7
WITHHOLDING TAX

Section 7.1            Withholding Tax

(1)	Purchaser, Quipt, the Depositary, and any Person on their behalf, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to any Person under this Plan of Arrangement and from all dividends, interest or other amounts payable to any Person such amounts as Purchaser, Quipt, the Depositary, or any Person on their behalf, as applicable, are required, entitled or reasonably believe to be required or entitled, to deduct and withhold from such consideration under any provision of any Laws in respect of Taxes (including the Tax Act, the U.S. Tax Code or any provision of provincial, state, local or foreign tax laws, in each case, as amended). Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and shall be treated for all purposes as having been paid in respect of which such deduction, withholding and remittance was made; provided, that such deducted and withheld amounts are actually remitted to the appropriate Governmental Entity.

Article 8
PARAMOUNTCY

Section 8.1            Paramountcy.

(1)	From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to the Quipt Share Compensation Plan, Quipt Options, Quipt RSUs and Quipt Shares, issued and outstanding at or prior to the Effective Time,

(b)	the rights and obligations of Quipt Shareholders, holders of Quipt Options, holders of Quipt RSUs, Quipt, the Purchaser, the Depositary and any trustee, registrar, transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and

(c)	all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to any Quipt Shares, Quipt Options or the Quipt RSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

Article 9
RELEASES

Section 9.16       Releases

At the Effective Time and in accordance with the sequence of steps set out in Section 3.1, each of the Released Parties will be released and discharged by the Quipt Securityholders from any and all demands, claims, liabilities, indemnities, indebtedness, obligations, causes of action, debts, accounts, covenants, damages, executions and other recoveries based in whole or in part on any act or omission, transaction, dealing or other occurrence existing or taking place including those arising by contract, at common law, by statute or otherwise howsoever, on or prior to and including the Effective Time, of any of the Quipt Securityholder, relating to, arising out of, or in connection with, Quipt or any of its Subsidiaries, including control thereof, the business or assets directly or indirectly owned by Quipt or any of its Subsidiaries, any securities of Quipt, this Plan of Arrangement and any proceedings commenced with respect to or in connection with this Plan of Arrangement; provided that: (i) nothing in this paragraph will release or discharge any of the Released Parties from or in respect of its obligations under or any other terms of this Plan of Arrangement, any documents executed in connection herewith or the Final Order (including, any consideration payable hereunder or thereunder); (ii) nothing herein will release or discharge a Released Party to the extent such Released Party has admitted to having committed, or is determined by a court of competent jurisdiction to have committed, gross negligence, fraud or wilful misconduct; (iii) nothing herein will release or discharge a Released Party with respect to claims that any director, trustee, officer, employee, former director, former trustee, former officer or former employee of any Released Party may have relating to indemnification or under an indemnification or employment agreement, organizational documents of the applicable Released Party or otherwise; and (iv) the auditors, financial advisors and legal counsel of Quipt shall be released and discharged only with respect to matters relating to, arising out of, or in connection with, this Plan of Arrangement, including the transactions contemplated hereby, and any proceedings commenced with respect to or in connection with this Plan of Arrangement.

Article 10
FURTHER ASSURANCES

Section 10.1         Further Assurances.

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order further to document or evidence any of the transactions or events set out in this Plan of Arrangement.

Schedule B
ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

(1)	The arrangement (the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Quipt Home Medical Corp. (“Quipt”), all as more particularly described and set forth in the Management Information Circular (the “Circular”) of Quipt dated [♦] accompanying the notice of this meeting (as the Arrangement may be duly modified or amended in accordance with its terms) and all transactions contemplated thereby, is hereby authorized, approved and adopted;

(2)	The plan of arrangement, as it may be or has been duly amended (the “Plan of Arrangement”), involving Quipt and implementing the Arrangement, the full text of which is set out in Appendix [♦] to the Circular (as the Plan of Arrangement may be, or may have been, duly modified or amended in accordance with its terms), is hereby approved and adopted;

(3)	The arrangement agreement (the “Arrangement Agreement”) between Quipt, Parent and Purchaser, dated December 14, 2025 and all transactions contemplated therein, the actions of the directors of Quipt in approving the Arrangement and the actions of the officers of Quipt in executing and delivering the Arrangement Agreement and any amendments thereto and causing the performance by Quipt of its obligations thereunder are hereby ratified and approved;

(4)	Quipt is authorized and directed to apply for a final order from the Supreme Court of British Columbia to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement;

(5)	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of Quipt or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Quipt are hereby authorized and empowered, without further notice to, or approval of, the common shareholders of Quipt:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

(6)	Any director or officer of Quipt is hereby authorized and directed for and on behalf of Quipt to execute, whether under corporate seal of the Company or otherwise, and deliver any and all documents that are required to be filed under the BCBCA in connection with the Arrangement Agreement or the Plan of Arrangement; and

(7)	Any one or more directors or officers of Quipt is hereby authorized, for and on behalf and in the name of Quipt, to execute and deliver whether under corporate seal of the company or otherwise all such agreements, forms, waivers, notices, certificate, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Quipt, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Quipt;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

Schedule C
REPRESENTATIONS AND WARRANTIES OF QUIPT

Except (i) to the extent qualified as set forth in the correspondingly numbered paragraph of the Quipt Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Quipt Disclosure Letter will be deemed disclosure with respect to any other section or subsection to which the relevance of such item is readily apparent on its face) or (ii) as expressly disclosed in the Quipt Filings in documents filed on or after December 14, 2024 through the date hereof, excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature, Quipt represents and warrants to Purchaser as set forth in this Schedule C and acknowledges and agrees that Purchaser is relying upon such representations and warranties in connection with the entering into of this Agreement.

(1)	Organization and Qualification. Quipt is duly incorporated validly existing and in good standing under the BCBCA and has full corporate power and authority to own, lease and operate its assets and properties and conduct its business as now owned or conducted. Quipt is qualified (or licensed/registered, as applicable) where required by Law and has all material Permits necessary to conduct its business as currently conducted. Quipt is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its assets or the nature of its activities makes such qualification, licensing, registration or other authorization necessary, and has all Authorizations required to own, lease and operate its properties and assets and to conduct its business as now owned and conducted, except where the failure to be so qualified will not, individually or in the aggregate, be material. True and complete copies of the Constating Documents of Quipt have been delivered or made available to Purchaser, and are accurate and complete in all material respects as of the date hereof and have not been amended or superseded.

(2)	Authority Relative to this Agreement. Quipt has the requisite corporate power and authority to enter into this Agreement and the agreements and other documents to be entered into by it hereunder and to perform its obligations hereunder and to complete the Arrangement. The execution and delivery of this Agreement by Quipt and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by the Quipt Board, and no other corporate proceedings on the part of Quipt are necessary to authorize this Agreement other than the Required Quipt Approval. This Agreement has been duly executed and delivered by Quipt and constitutes a valid and binding obligation of Quipt, enforceable by Purchaser against it in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(3)	No Conflict; Required Filings and Consent. Except as set forth on Schedule C(3), the execution and delivery by Quipt of this Agreement and the performance by it of its obligations and covenants hereunder and the completion of the Arrangement and the other transactions contemplated hereby do not and will not (with or without the giving of notice, the lapse of time or both):

(a)	violate, contravene, conflict with or result in a breach of any provision of the Constating Documents of Quipt or those of any of its Subsidiaries; or

(b)	as would not, individually or in the aggregate, have or reasonably be expected to be material, will not:

(i)	violate, conflict with or result in a breach of: (I) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, Permit or other licence or permit to which Quipt or its Subsidiaries is a party or by which either or its Subsidiaries is bound; or (II) any Law to which Quipt or its Subsidiaries is subject or by which either or its Subsidiaries is bound assuming compliance with the matters referred to in Section (4) below;

(ii)	give rise to any right of termination, constitute a default under, or cause or give rise to, or permit the termination, cancellation, suspension, acceleration, penalty or payment obligation or right to purchase or sale under, or other change of any right or obligation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit to which Quipt or any of its Subsidiaries is a party or to which it or any of their respective properties or assets are bound; or

(iii)	give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation or require any consent or approval to be obtained or notice to be given under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or lien upon any of Quipt’s assets or the assets of its Subsidiaries.

(4)	Governmental Authorizations. Except as set forth on Schedule C(4) and other than the Interim Order, the Final Order, filings required to be made pursuant to applicable corporate and Securities Laws and filings required to be made with the TSX or NASDAQ, and the filings to be made in connection with the HSR Approval, no authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of Quipt for the consummation by Quipt of its obligations in connection with the Arrangement under this Agreement, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not individually or in the aggregate, be material.

(5)	Subsidiaries.

(a)	Quipt does not have Subsidiaries that are material other than the Material Subsidiaries.

(b)	Except as disclosed in Schedule C(5)(b) of the Quipt Disclosure Letter, Quipt beneficially owns, directly or indirectly, all of the issued and outstanding securities of its Subsidiaries, which Subsidiaries are duly organized, validly existing and in good standing under the Laws of their respective jurisdictions of incorporation or organization, have full corporate power, authority and Authorizations required to own, lease and operate its assets and properties and to conduct their respective business as now owned and conducted by them and are duly qualified to carry on business in each jurisdiction in which the character of their respective assets or the nature of its activities makes such qualification licensing or registration or other authorization necessary in all material respects. Except as disclosed in Schedule C(5)(b) of the Quipt Disclosure Letter, all of the outstanding shares or other equity interests in the capital of the Subsidiaries are registered and beneficially owned directly or indirectly by Quipt and: (a) validly issued and fully-paid and if such entity is a corporation, are non-assessable, and all such shares or equity interest so owned by Quipt are, except as disclosed in Schedule C(5)(b) of the Quipt Disclosure Letter, free and clear of all liens or encumbrances of any kind or nature whatsoever and no such shares or other equity interest shave been issued in violation of an Law; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares including any pre-emptive or similar rights. There are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) providing to any third party the right to acquire any shares or other ownership interests in any Subsidiary of Quipt. Except as disclosed in Schedule C(5)(b) of the Quipt Disclosure Letter, and except for the shares or other equity interests owned by Quipt or by any of its Subsidiaries, directly or indirectly, in any Subsidiary of Quipt, as of the date hereof, neither Quipt nor any of its Subsidiaries is the registered or beneficial owner of any equity interest of any kind in any other Person, except (i) passive investments in publicly traded securities representing, in the aggregate with Affiliates, not more than 5% of any class of such Person’s outstanding voting securities, held solely for investment purposes and not with a view to control, (ii) interests held by employee benefit plans or trusts, cash-management or treasury vehicles, money market funds or similar short-term investments in the Ordinary Course, and (iii) director qualifying shares or similar de minimis holdings required by Law.

(c)	Copies of the Constating Documents of each of the Material Subsidiaries have been made available to the Purchaser and are true and complete in all material respects as of the date hereof and have not been amended or superseded.

(6)	Regulatory Filings. Except as disclosed in Schedule C(6) of the Quipt Disclosure Letter, Quipt has complied in all material respects with applicable Laws in respect of the filing of all documents required to be filed, or has subsequently corrected such filings, and the Quipt Filings have complied in all material respects with all applicable requirements. None of the Quipt Filings, at the time filed or as subsequently amended, contained any untrue statement of material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Quipt has not filed any confidential material change report with any Securities Authority which at the date hereof remains confidential. There are no outstanding or unresolved comments in a comment letter from any Securities Authority with respect to any Quipt Filings and the Quipt Filings are not subject to an ongoing audit, review, comment or investigation by any Securities Authority, the TSX or NASDAQ.

(7)	Compliance with Laws.

(a)	Except as disclosed in Schedule C(6) of the Quipt Disclosure Letter, Quipt and its Subsidiaries have been since January 1, 2022 and are now in material compliance with all applicable Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Quipt or its Subsidiaries and neither Quipt nor its Subsidiaries has received any written notice of any alleged violation of any such Laws, other than noncompliance or alleged violations which, individually or in the aggregate, would not be material.

(b)	Neither Quipt nor its Material Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (A) its Constating Documents or, as applicable, equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of the assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected, except for such conflicts, defaults or violations which, individually or in the aggregate, would not be material.

(8)	Authorizations.

(a)	Quipt and its Material Subsidiaries and all employees have obtained all Authorizations that are required by Law (including Health Care Laws) or otherwise necessary for the ownership, operation, development, maintenance, occupancy, or use of the assets of Quipt or its Material Subsidiaries or otherwise in connection with the business or operations of Quipt or its Material Subsidiaries, and such Authorizations are valid and in full force and effect in all respects and renewable by their terms or in the Ordinary Course except, in each case, for matters which would not, individually or in the aggregate, be material. Within the five (5) years prior to the date hereof, neither Quipt nor any of its Subsidiaries has received any written notice from any Governmental Entity (i) asserting a violation of the terms of any such Authorization, (ii) threatening to revoke, materially restrict, cancel, or suspend any such Authorization, or (iii) seeking to impose fines, penalties or other sanctions for violation of the terms of any such Authorization, or (iv) alleging that Quipt or its Material Subsidiaries have failed to hold any Authorization, except, in each case, for matters which would not, individually or in the aggregate, be material.

(b)	Quipt and its Material Subsidiaries lawfully hold, own or use, and have complied with, all Authorizations and have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not be material.

(c)	There is no Proceeding pending or, to the knowledge of Quipt, threatened in writing regarding any of the Authorizations that would reasonably be expected to have a Material Adverse Effect and neither Quipt nor its Material Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect. Quipt and its Subsidiaries have, as applicable, in the Ordinary Course submitted all renewal applications, reports, forms, registrations and other documents required to be filed, and paid all applicable fees and assessments due and payable in connection with each of the Authorization and taken such other steps reasonably necessary to maintain all Permits in full force and effect through the Closing Date, except in each case as would not, individually or in the aggregate, be material.

(d)	To the knowledge of Quipt, there are no facts, events or circumstances that would reasonably be expected to result in the revocation or non renewal of any material Authorization required for the conduct of the business of Quipt and its Material Subsidiaries as currently conducted, except as would not reasonably be expected to be material.

(e)	Each of the material Authorizations owned or possessed by Quipt or any of its Subsidiaries required to conduct the business of Quipt and its Material Subsidiaries as currently conducted are disclosed in Schedule C(8)(e) of the Quipt Disclosure Letter and has been disclosed to the Purchaser in the Quipt Data Room.

(9)	Capitalization and Listing.

(a)	The authorized share capital of Quipt consists of an unlimited number of Quipt Shares, an unlimited number of first preferred shares without par value, and an unlimited number of second preferred shares without par value. As at the date of this Agreement there are: (A) 44,027,472 Quipt Shares validly issued and outstanding as fully-paid and non-assessable shares and no first preferred shares or second preferred shares issued and outstanding; (B) 3,054,500 outstanding Quipt Options providing for the issuance of 3,054,500 Quipt Shares upon the exercise thereof; (C) 2,582,628 Quipt RSUs issued and outstanding;

(b)	Other than the Quipt Options and Quipt RSUs, there are no issued, outstanding or authorized options, equity-based awards, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Quipt or its Subsidiaries, directly or indirectly, to issue or sell any shares or securities of Quipt or of its Subsidiaries or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire or subscribe for any shares in the capital of Quipt or shares, partnership interests or other equity interests of any of its Subsidiaries, and there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements, commitments or obligations of any kind of Quipt or its Subsidiaries (including any shareholder rights plan or poison pill), carrying the right or obligation to acquire or subscribe for any shares in the capital of Quipt or shares, partnership interests or other equity interests of any of its Subsidiaries or the value of which is based on the value of the securities of Quipt or any of its Subsidiaries.

(c)	No Person is entitled to any pre-emptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Quipt or its Subsidiaries to issue or sell any Quipt Shares or other securities of Quipt or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any Quipt Shares or other securities of Quipt or any of its Subsidiaries, excluding issuances under the Quipt Share Compensation Plan with respect to Quipt Options or Quipt RSUs outstanding as of the date hereof, and no securities or obligations evidencing such rights are issued or outstanding, except as disclosed in Schedule C(9)(c) of the Quipt Disclosure Letter or the Quipt Filings. Schedule C(9)(c) of the Quipt Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Quipt Options and the Quipt RSUs and the number, exercise prices, expiration dates of each grant to such holders and whether vesting or exercise may be accelerated as a result, either along or together with another event or occurrence, of the Arrangement. All Quipt Shares that may be issued pursuant to the exercise of outstanding Quipt Options, vesting of Quipt RSUs prior to the Effective Time will, when issued in accordance with the terms of the Quipt Options or Quipt RSUs, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(d)	All outstanding securities of Quipt and its Subsidiaries have been issued in all material respects in compliance with all applicable Laws and any pre-emptive or similar rights applicable to them.

(e)	Other than as disclosed in Schedule C(9)(e) of the Quipt Disclosure Letter or the Quipt Filings, there are no issued, outstanding or authorized notes, bonds, debentures or other evidences of indebtedness of Quipt or its Subsidiaries or any other agreements, arrangements, instruments or commitments of any kind that gives any Person, directly or indirectly, the right to vote with holders of Quipt Shares on any matter except as required by Law.

(f)	There are no outstanding contractual obligations of Quipt or its Subsidiaries to repurchase, redeem or otherwise acquire any Quipt Shares or any shares of its Subsidiaries.

(g)	All dividends or distributions on securities of Quipt that have been declared or authorized have been paid in full.

(h)	No securities of Quipt are owned of record or beneficially by any of its Subsidiaries.

(i)	No order ceasing or suspending trading in securities of Quipt nor prohibiting the sale of such securities has been issued and is outstanding against Quipt or its directors or officers.

(10)	Shareholder and Similar Agreements. Except as contemplated by the Arrangement Agreement, Quipt is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Quipt or its Subsidiaries. As of the date hereof, other than the Quipt Voting Agreements with the Quipt Locked-Up Shareholders, there are no irrevocable proxies or voting Contracts, agreements or understanding with respect to any securities issued by Quipt or any of its Subsidiaries that Quipt is a party to, except (i) customary revocable proxies solicited in connection with shareholder meetings and (ii) custodial, nominee or pledge arrangements that do not, as of the date hereof, confer present voting rights, and (iii) as disclosed in Schedule C(10) of the Quipt Disclosure Letter.

(11)	Financial Statements.

(a)	The audited consolidated financial statements for Quipt as at and for each of the fiscal years ended on September 30, 2024 and September 30, 2023 (including the notes thereto and related management’s discussion and analysis (“MD&A”) and the report by Quipt’s auditors thereon) and the interim unaudited consolidated financial statements for Quipt for the period ended September 30, 2025 (including the notes thereto and related MD&A) have been, and all financial statements of Quipt which are publicly disseminated by Quipt in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with GAAP applied on a basis consistent with prior periods and present fairly, in all material respects, the assets, liabilities, consolidated financial position of Quipt as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Quipt or its Subsidiaries to any executive officer or director of Quipt.

(b)	Neither Quipt nor its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet arrangement or any similar Contract (including any Contract relating to any transaction or relationship between or among Quipt or its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose of limited purpose entity or Person, on the other hand) where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, Quipt or its Subsidiaries, in the published financial statements of Quipt or the Quipt Filings.

(c)	Since September 30, 2024, neither Quipt nor its Subsidiaries, nor any director, officer, nor, to Quipt’s knowledge auditor, accountant or representative of Quipt or its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Quipt or its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Quipt or its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Quipt Board.

(d)	The financial books, records and accounts of Quipt and each of its Subsidiaries: (i) have been maintained, in all material respects, in accordance with GAAP; (ii) are stated in reasonable detail; (iii) accurately and fairly reflect, in reasonable detail and in all material respects, the material transactions, acquisitions and dispositions of Quipt and its Subsidiaries; and (iv) accurately and fairly reflect, in all material respects, the basis for, such financial statements prepared in accordance with GAAP.

(12)	Disclosure Controls and Internal Controls over Financial Reporting.

(a)	Quipt has designed and maintains, in all material respects, a system of disclosure controls and procedures (as such term is defined in NI 52-109) that are designed to provide reasonable assurance that information required to be disclosed by Quipt, including its Subsidiaries, in its annual filings, interim filings or other reports filed or submitted by it under Laws is, in all material respects, recorded, processed, summarized and reported within the time periods specified by such Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Quipt in its annual filings, interim filings or other reports filed or submitted under Laws are accumulated and communicated to Quipt’s management, including its Chief Executive Officer and the Chief Financial Officer by others within those entities, particularly during the periods in which filings are being prepared, in order to allow timely decisions regarding required disclosure;

(b)	Quipt has designed and maintains, in all material respects, a system of internal controls regarding the reliability of financial reporting (as such term is defined in NI 52-109) to provide reasonable assurance regarding the reliability of Quipt’s financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; and

(c)	There is currently no material weakness (as such term is defined in NI 52-109) relating to the design, implementation or maintenance of its internal control over financial reporting that would reasonably be expected to adversely affect in any material respect Quipt’s ability to record, process, summarize and report financial information, or fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Quipt. To the knowledge of Quipt, none of Quipt, any of its Subsidiaries, or any of their respective directors or officers or Quipt’s independent auditors has received or otherwise obtained knowledge of any material complaint, allegation, assertion, or claim, whether written or oral, regarding accounting, internal accounting controls or auditing matters of Quipt or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion, or claim that Quipt or any of its Subsidiaries has engaged in questionable accounting or auditing practices, or any material expression of concern from its employees regarding questionable accounting or auditing matters, which has not been resolved to the satisfaction of the audit committee of the Quipt Board.

(13)	No “Collateral Benefit”. Except as disclosed in Schedule C(13) of the Quipt Disclosure Letter, neither any holder of Quipt Shares nor any other Person is entitled to or will receive a “collateral benefit” (within the meaning of MI 61-101) in connection with the transactions contemplated by this Agreement that would require minority approval under MI 61 101; provided that customary benefits pursuant to employment, consulting, change in control, retention, indemnification or similar arrangements that are permitted under applicable Securities Laws and that were approved by the Quipt Board (or a committee thereof, including the independent directors, as applicable) shall not constitute a collateral benefit.

(14)	Auditors. To the knowledge of Quipt, the auditors of Quipt are independent public accountants as required pursuant to Law and there is not now, and there has not been, any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the present or any former auditors of Quipt.

(15)	Hedging and Derivative Transactions. Except as disclosed in Schedule C(15) of the Quipt Disclosure Letter, neither Quipt nor any of its Subsidiaries has any outstanding obligations or liabilities, whether direct or indirect, or vested or contingent, in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions or currency options or production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(16)	Undisclosed Liabilities. Except as disclosed in Schedule C(16) of the Quipt Disclosure Letter, neither Quipt nor its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, absolute, contingent, determined, determinable or otherwise, and are not party to or bound by any suretyship, guarantee, indemnification or assumption agreement, or endorsement of, or any other similar contract with respect to the obligations, liabilities or indebtedness of any person including of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except for: (a) director and officer indemnification agreements; (b) liabilities and obligations that are specifically presented on the audited balance sheet of Quipt as of September 30, 2024 or unaudited balance sheet of Quipt as of September 30, 2025 (the “Quipt Balance Sheet”) or disclosed in the notes thereto; (c) liabilities and obligations incurred in the Ordinary Course since September 30, 2024, or (d) liabilities and obligations that are not and would not, individually or in the aggregate with all other liabilities and obligations of Quipt and its Subsidiaries (other than those disclosed on the Quipt Balance Sheet and/or in the notes to the Quipt financial statements), reasonably be expected to be material.

(17)	Employment Matters.

(a)	Neither Quipt nor its Subsidiaries (i) is or has ever been a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of Quipt, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement.

(b)	Except as set forth Schedule C(17)(b) of the Quipt Disclosure Letter, since January 1, 2023, there has not been any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting Quipt or any of its Subsidiaries. Neither Quipt nor any of its Subsidiaries engaged in any material unfair labor practice and there is (i) no unfair labor practice charge or complaint pending or threatened against any Quipt or any of its Subsidiaries before the National Labor Relations Board, and no grievance or arbitration proceeding arising out of or under any collective bargaining agreement is so pending or threatened, (ii) no employee grievance pending under any previously-established grievance procedure, and (iii) there has not been since January 1, 2023, and currently there is no, union organizing activity or representation questions involving any employees of Quipt or any of its Subsidiaries.

(c)	Except as set forth Schedule C(17)(c) of the Quipt Disclosure Letter, neither Quipt nor its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Quipt, threatened, or any litigation, actual or, to the knowledge of Quipt, threatened, relating to employment or termination of employment of employees or independent contractors.

(d)	Quipt and each of its Subsidiaries is, and since January 1, 2023 has been, in compliance in all material respects with all applicable laws relating to labor, labor relations or employment and employment practices, including any provisions thereof relating to equal employment opportunity, anti-harassment and nondiscrimination, wages and hours (including compliance with applicable laws relating to overtime pay, meal and rest periods, travel time, off-the-clock work, on-call pay, and piece rate pay), classification of employees and independent contractors, retaliation, whistleblowing, government contracting (including compliance with all orders, background and exclusion screening requirements, government submissions and affirmative action plans, as applicable), the Immigration Reform and Control Act of 1986, drug testing, data privacy, background checks, termination pay, vacation pay, paid sick leave, fringe benefits, occupational safety and health, workers’ compensation, and unemployment insurance. To the knowledge of Quipt, no individual contractor or consultant has been engaged by Quipt or any of its Subsidiaries as or in the capacity of an independent contractor who does not qualify for such status under all applicable Laws, and all employees who have been classified as exempt under the Fair Labor Standards Act (and state and local counterpart laws) have been properly classified as such.

(e)	All amounts due or accrued due for all compensation or benefits, including salaries, wages, bonuses, vacation with pay, workers compensation and other benefits for the period up to September 30, 2025, have either been paid or are accurately reflected, in all material respects, in Quipt’s financial books and records.

(f)	Other than as set out in Schedule C(17)(f) of the Quipt Disclosure Letter, neither the execution of this Agreement nor the consummation of the Arrangement and the other transactions contemplated in this Agreement will (either alone or in combination with another event):

(i)	result in any payment (including bonus, golden parachute, retirement, severance, retiring allowance or other payment, or any other benefit or enhanced benefit) becoming due or payable to any current or former Quipt Employee or any current or former officer, director or other individual service provider of Quipt or any of its Subsidiaries;

(ii)	increase the rate of wages, salaries, commissions, bonuses, incentive compensation or other remuneration, severance entitlements, or benefits otherwise payable or due to any current or former Quipt Employee or any current or former officer, director or other individual service provider of Quipt or any of its Subsidiaries;

(iii)	except as expressly contemplated by this Agreement and the consummation of the Arrangement hereunder with respect to the Quipt Options and Quipt RSUs, accelerate the time of payment, vesting or funding of any compensation or benefits due to any current or former Quipt Employee or any current or former officer, director or other individual service provider of Quipt or any of its Subsidiaries; or

(iv)	restrict Quipt or any of its Subsidiaries (or, following the Effective Time, Purchaser or any of its Affiliates) from amending, modifying or terminating any Quipt Employee Plan.

(g)	Neither Quipt nor any of its Subsidiaries has any obligation or commitment to “gross up,” indemnify or otherwise make whole any Person with respect to Taxes under Sections 409A or 4999 of the U.S. Tax Code or otherwise.

(h)	Each Quipt Employee Plan that provides for “nonqualified deferred compensation” (within the meaning of Section 409A of the U.S. Tax Code) has at all times been administered and maintained in all material respects in operational and documentary compliance with Section 409A of the U.S. Tax Code and the Treasury Regulations; and no amount due thereunder has been, is or is reasonably expected to be subject to Tax under Section 409A of the U.S. Tax Code.

(i)	No payment or benefit, whether due pursuant to any Quipt Employee Plan or any other agreement, contract or arrangement in respect of any “disqualified individual” (as such term is defined in Section 280G of the U.S. Tax Code) or otherwise, made or provided pursuant to or in connection with the transactions contemplated by this Agreement, whether alone or in combination with another event, would subject any such disqualified individual to Tax under Section 4999 of the U.S. Tax Code, or result in any payment that would not be deductible by reason of Section 280G of the U.S. Tax Code.

(j)	Neither Quipt nor its Subsidiaries currently sponsors, maintains, contributes to or has any liability (contingent or otherwise) under, and has not in the past five (5) years sponsored, maintained, contributed to or incurred any liability under a “registered pension plan”, a “deferred profit sharing plan” or a “retirement compensation arrangement”, each as defined under the Tax Act, a “pension plan” (whether registered or required to be registered) as defined under applicable pension benefits standards legislation, or any other plan organized and administered to provide pensions for current or former Quipt Employees or any current or former officers or directors of Quipt or its Subsidiaries.

(k)	Schedule C(9)(c) of the Quipt Disclosure Letter contains a correct and complete list of each Quipt Employee, executive and officer employed by Quipt or its Subsidiaries, whether actively at work or not, showing without names or employment numbers, (i) their job titles, (ii) salaries or wage rates, (iii) hire dates, (iv) date of birth, (v) status (i.e. full-time, part-time or temporary), (vi) for U.S. based employees, classification as exempt or non-exempt under applicable U.S. employment laws, (vii) whether they are subject to a written employment agreement, and (viii) status if on leave and when eligible to return to work under the applicable Quipt’s policies, specifying the type of leave (such as, family and medical leave, medical leave, military leave or short-term disability or pregnancy leave) and the anticipated return date from such leave. True and complete copies of all written employment agreements have been provided or made available to Purchaser.

(l)	Schedule C(17)(l) of the Quipt Disclosure Letter forth a complete and correct list of all consultants and independent contractors (in each case, who are individuals) who provide services to Quipt or any of its Subsidiaries or have provided services to Quipt or any of its Subsidiaries within the past two (2) years.

(m)	Schedule C(17)(m) of the Quipt Disclosure Letter lists each material Quipt Employee Plan, other than (i) any offer letter or other employment contract that is terminable “at-will” or following a notice period imposed by applicable Law and does not provide for any severance, retention, change of control, transaction or similar bonuses (other than severance payments required to be made by Quipt or any of its Subsidiaries pursuant to the statutory requirements of applicable Law), (ii) any individual consulting services contract that is terminable upon thirty (30) days’ notice or less, or (iii) any individual equity award grant notices and agreements and other equity award agreements that do not materially deviate from the representative forms of such grant notices and agreements made available to Purchaser, or (iv) as otherwise set forth in the Quipt Filings. The Internal Revenue Ser-vice has issued a favorable determination letter with respect to each Quipt Employee Plan that is intended to be qualified under Section 401(a) of the U.S. Tax Code that has not been revoked, and to the knowledge of Quipt there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any such Quipt Employee Plan.

(n)	Quipt has made available to Purchaser correct and complete copies (to the extent applicable) of all (i) Quipt Employee Plans, including the plan documents (or, if a plan is not written, a written summary of the material terms), and any amendments thereto; (ii) any employee booklets, and any amendments thereto; (iii) any related trust agreements, insurance policies or other funding documents; (iv) the most recent summary plan description together with each subsequent summary of material modifications thereto; (v) non-discrimination and compliance testing results for the most recent completed plan year and detail of any corrections; (vi) any material, non-routine correspondence with any Governmental Entity with respect to any Quipt Employee Plans, and (vii) most recent statements or actuarial reports for any Quipt Employee Plans.

(o)	Except as disclosed in Schedule C(17)(o) of the Quipt Disclosure Letter, with respect to each Quipt Employee Plan, Quipt and its Subsidiaries have complied, and are now in compliance, in all material respects, with all applicable Laws, including ERISA and the U.S. Tax Code. Each Quipt Employee Plan has been established, administered, operated, and maintained in all material respects in accordance with its terms and with applicable Laws. To the knowledge of Quipt, Quipt and its Subsidiaries have timely made all contributions and other payments required by and due under the terms of each Quipt Employee Plan and applicable Law, and all benefits accrued under any unfunded Quipt Employee Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with GAAP. There are no material Proceedings, audits, inquiries or legal actions pending, ongoing or, to the knowledge of Quipt, threatened by any Governmental Entity with respect to any Quipt Employee Plan. There are no Proceedings pending, ongoing or, to the knowledge of Quipt, threatened with respect to any Quipt Employee Plan (in each case, other than routine claims for benefits).

(p)	Neither Quipt, any of its Subsidiaries or any of their respective ERISA Affiliates has ever sponsored, maintained, contributed to, has any obligation to contribute to, or otherwise have any liability or obligation under or with respect to: (i) a defined benefit pension plan or any plan, program or arrangement subject to Title IV of ERISA or subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the U.S. Tax Code; (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA); (iii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA); (iv) a “multiple employer plan” within the meaning of Section 4063 of ERISA and Section 413(c) of the U.S. Tax Code; or (v) a voluntary employee benefit association (as defined in Section 501(c)(9) of the U.S. Tax Code). There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a material liability of Quipt or any of its Subsidiaries following the Effective Time. Neither Quipt nor any of its Subsidiaries has any obligation to provide, and no Quipt Employee Plan provides or is obligated to provide, any current or former Quipt Employee, officer, director or other employee or service provider with life, health, medical or other welfare benefits or insurance coverage for such benefits following retirement or other termination of employment, except as otherwise required by COBRA.

(q)	Quipt and any Quipt Employee Plans have at all times complied in all material respects with all provisions of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 to the extent applicable, including the employer shared responsibility provisions relating to the offer of “affordable” health coverage that provides “minimum essential coverage” to “full-time” employees (as those terms are defined in Section 4980H of the U.S. Tax Code and related regulations), and the payment of the applicable penalty, and the applicable employer information reporting provisions under Section 6055 of the U.S. Tax Code and Section 6056 of the U.S. Tax Code. Quipt is not reasonably expected to incur or be subject to, any material Tax, penalty or other liability that may be imposed under the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010.

(r)	All data necessary to administer each Quipt Employee Plan in accordance with its terms and conditions and all applicable Laws is in possession or control of Quipt or its Subsidiaries and such data is materially complete, correct, and in a form which is sufficient for the proper administration of each such Quipt Employee Plan.

(s)	Only current or former employees of Quipt and its Subsidiaries, including Quipt Employees (or any spouses, dependents, survivors or beneficiaries of any such current or former Quipt Employee), are eligible to participate in any Quipt Employee Plans and no Person other than Quipt or its Subsidiaries is a participating employer in or under any Quipt Employee Plans.

(t)	There are no pending or threatened Proceedings (other than claims for benefits in the Ordinary Course) that have been asserted or instituted and, to the knowledge of Quipt, no set of circumstances exists which may reasonably give rise to a Proceeding, against any Quipt Employee Plan, any fiduciaries thereof with respect to their duties to the Quipt Employee Plan or the assets of any of the trusts under any of the Quipt Employee Plan which could reasonably be expected to result in any material liability of Quipt or any of its Subsidiaries to any Governmental Entity, including the U.S. Pension Benefit Guaranty Corporation, the U.S. Department of Treasury, the U.S. Department of Labor, any Multiemployer Plan, any Quipt Employee Plan, any participant in a Quipt Employee Plan, or any other Person.

(u)	Except as set forth Schedule C(17)(u) of the Quipt Disclosure Letter, no Quipt Employee Plan is a group health or welfare plan that is self-insured or self-funded in whole or in part (including through any administrative-services-only arrangement).

(v)	Except as disclosed in Schedule C(17)(v) of the Quipt Disclosure Letter, neither Quipt nor any of its Subsidiaries has adopted, entered into, amended or announced or committed to adopt, enter into, establish or amend or modify any Quipt Employee Plan or any other plan, program, policy or arrangement that, if adopted or established, would constitute a Quipt Employee Plan, or to amend, modify or terminate any existing Quipt Employee Plan, except as required by applicable Law.

(w)	Quipt and each of its Subsidiaries is, and at all times since January 1, 2023 has been, in material compliance with all applicable laws governing immigration and work authorization, including (for all U.S. based employees) the requirements of the Immigration Reform and Control Act of 1986 as amended, and related regulations promulgated thereunder. Except as set forth on Schedule C(17)(w) of the Quipt Disclosure Letter: (i) no employee is on a visa sponsored by Quipt or any of its Subsidiaries which visa will require continued sponsorship; (ii) neither Quipt nor any of its Subsidiaries has, since January 1, 2023, received a “no match” letter from the U.S. Social Security Administration concerning any current or former employee; and (iii) neither Quipt nor any of its Subsidiaries has, since January 1, 2023, received any notice from the U.S. Internal Revenue Service of a mismatch between a name of an employee and a social security number provided on a Form 1095-C that could not be rectified as a clerical error.

(x)	Each individual who renders services to Quipt or any of its Subsidiaries who is classified by the Company or such Subsidiary, as applicable, as having the status of an independent contractor or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under the Quipt Employee Plans) is properly so characterized.

(18)	Intellectual Property.

(a)	Schedule C(18)(a) of the Quipt Disclosure Letter sets out all (i) material Intellectual Property owned or purported to be owned by Quipt or its Material Subsidiaries (collectively, the “Owned Intellectual Property”) and for which (a) the Company or a Material Subsidiary has been issued a registration of any Intellectual Property (except for registrations that the Company may have let lapse or become abandoned in the ordinary course of business) or (b) the Company is currently prosecuting applications for registration of any Intellectual Property; (ii) domain names and social media accounts that are held or used by the Company in the conduct of the Company’s business (the foregoing (i)(a), (i)(b) and (ii) collectively “Owned Registered Intellectual Property”); (iii) material unregistered trademarks owned by the Company and that are currently used by the Company in the conduct of the Company’s business; and (iv) material Company Software. The Owned Registered Intellectual Property is valid and enforceable. Quipt owns or has a valid right to use all Intellectual Property required to carry on the business and for the unimpaired continued operation of the business following the Effective Date in substantially the same manner as prior to the Effective Date. Except as disclosed in Schedule C(18)(a) of the Quipt Disclosure Letter, all Owned Intellectual Property is exclusively owned by Quipt or its Subsidiaries, free and clear of all Liens except for Permitted Liens, other than Intellectual Property that cannot be assigned or transferred to Quipt by employees, consultants and contractors under applicable law (e.g., moral rights), and Quipt or its Subsidiaries have a valid right to use all Quipt IP that are not owned by Quipt and that are used in Quipt’s business, and all applications and registrations for Quipt Owned Registered Intellectual Property are held in the name of one of Quipt or one of its Subsidiaries.

(b)	The conduct of the business as conducted by Quipt and its Subsidiaries does not infringe, misappropriate or otherwise violate the Intellectual Property, of any Person and there is no pending or, to the knowledge of Quipt, threatened legal proceeding alleging that Quipt or one of its Subsidiaries is infringing or misappropriating any Intellectual Property of any Person. To the knowledge of Quipt, no Person is infringing, misappropriating, diluting or otherwise violating, any Owned Intellectual Property, and there are no claims or legal proceedings pending that have been brought by Quipt or one of its Subsidiaries against any Person currently alleging infringement, misappropriation or other violation of any Owned Intellectual Property. Except as set forth in Schedule C(18)(b) of the Quipt Disclosure Letter, neither Quipt nor any Subsidiary is a party to or otherwise bound by any settlement or consent agreement, covenant not to sue, non-assertion assurance, release, or other Contract that restrict Quipt’s or any Subsidiary’s rights to use, transfer, encumber, assign, license, distribute, convey, sell, or otherwise exploit the Owned Intellectual Property.

(c)	No current or former employee, independent contractor, or consultant has any claim right or interest in or to any Owned Intellectual Property. Each current and former employee and contractor of Quipt and its Subsidiaries who has contributed to the creation or development of any material Owned Intellectual Property has effectively transferred all of their rights to such Owned Intellectual Property to Quipt or its Subsidiary through a present assignment in writing or by operation of law (other than Intellectual Property rights which may not be assigned to the Company under applicable Law). None of the Owned Intellectual Property was developed by or on behalf of, or using funding, grants or any other subsidies of, any Governmental Entity or any university, and no funding, facilities, faculty or students of university, college, other educational institution or research center was used in the development of the Owned Intellectual Property.

(d)	Except as set forth in Schedule C(18)(d) of the Quipt Disclosure Letter, Quipt and its Subsidiaries have all consents, authorizations, permissions, and/or waivers necessary to use any names, images, likenesses, quotes, or other personal indicia of any individual as so used by Quipt or any of its Subsidiaries.

(e)	Quipt and its Subsidiaries have taken commercially reasonable steps to maintain the confidentiality of all material information that Quipt holds as confidential or under any confidentiality obligation, and all use or disclosure thereof by or to any third party has been pursuant to the terms of a written confidentiality agreement between such third party and Quipt or a Subsidiary, and each of Quipt and its Subsidiaries has complied in all material respects with all of its confidentiality obligations under each Contract to which such Person is a party.

(f)	Except as set forth in Schedule C(18)(f) of the Quipt Disclosure Letter, the Owned Intellectual Property does not contain any software code that is licensed under any terms or conditions that impose any requirement that any software using, linked with, incorporating, distributed with, based on, derived from or accessing the software code: (i) be made available or distributed in source code form; (ii) be licensed for the purpose of making derivative works; (iii) be licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind, or (iv) be licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind; or (v) be redistributable at no charge.

(g)	Except as set forth in Schedule C(18)(g) of the Quipt Disclosure Letter, the Owned Intellectual Property does not contain, link to, or use any artificial intelligence or machine learning based platforms, engines, models (including any large language models or foundational models) or systems (“Artificial Intelligence Systems”), and neither Quipt nor any of its Subsidiaries use any Artificial Intelligence Systems that are material to the conduct of the business.

(h)	Neither Quipt nor any of its Subsidiaries, nor any other party acting on behalf of Quipt or any of its Subsidiaries has disclosed or delivered to any third party (including an escrow agent), or permitted the disclosure or delivery by any escrow agent or other party of, any source code for any Company Software (“Company Source Code”) except where necessary to provide access to employees, consultants and contractors providing services for or on behalf of Quipt. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, require the disclosure or delivery by Quipt or any of its Subsidiaries, or any other party acting on behalf of Quipt or any of its Subsidiaries to any third party of any Company Source Code. Neither the execution of the transactions documents, nor the consummation of any of the transactions, in and of itself, would reasonably be expected to result in the release of any Company Source Code from escrow.

(i)	Neither Quipt nor any of its Subsidiaries is, nor has it ever been, a member or a contributor to, any industry standards body or similar standard setting organization that could require or obligate Quipt or any of its Subsidiaries to grant or offer to any other person any license or right to any Owned Intellectual Property.

(19)	Information Technology.

(a)	Except as set forth in Schedule C(19)(a) of the Quipt Disclosure Letter, Quipt either owns or holds valid and sufficient leases and/or licences and/or such other sufficient rights to all Hardware, accessories, Software, data, databases, networks and other information technology, whether owned, licensed, leased and which is used, held, or accessed (including by means of cloud computing or other means) by or necessary for Quipt and its Subsidiaries to conduct the business presently conducted for and for the planned business after closing (collectively, the “Information Technology”), including all necessary rights from third parties to enable Quipt to access and make use of the Information Technology and including with respect to all software, data, information and other content made available to Quipt by means of cloud computing or other means not under the full control of Quipt.

(b)	The Company is not in material breach under any Contract for the use of any material Information Technology. The transactions contemplated by this Agreement and the consummation thereof will not impair any right, title or interest of Quipt in or to any of the Information Technology, or Quipt’s ability to use such Information Technology to conduct its business.

(c)	Quipt has taken reasonable actions and has implemented and maintains appropriate measures, in accordance with industry standards, to secure the Information Technology and all information stored or contained therein or transmitted thereby, from loss or unauthorized access, modification, disclosure or use (“Security Incident”) and to ensure the continued, uninterrupted and error free operation of the Information Technology in all material respects.

(d)	Since January 1, 2022, except as set forth in Schedule C(19)(d) of the Quipt Disclosure Letter, there have been no: (i) breaches of cyber security in relation to the Information Technology infrastructure and activities of Quipt; (ii) Security Incidents; or (iii) material interruptions, errors, or other issues with respect to the Information Technology. Disaster recovery plans are in place for Quipt, consistent with industry standard practice, and are designed to ensure that, in the event of a failure of any Information Technology operated by, on behalf of or for Quipt, the Information Technology can be recovered, restored, or replaced without disruption to the business of Quipt. The Information Technology of Quipt is free of all viruses, worms, malware, spyware, back doors, trojan horses and other malicious software programs or any other code designed, intended to, or that does disrupt, disable, harm or otherwise impede in any manner the operation of, or that provides unauthorized access to, the Information Technology or any information stored or contained therein or transmitted by the Information Technology.

(20)	Quipt is, and since January 1, 2023 has been, in material compliance with Anti-Spam Laws. Quipt has not received any written notification or complaint alleging violation of Anti-Spam Laws. Since January 1, 2023 Quipt has not been subject to any enforcement actions by a Governmental Entity with respect to Anti-Spam Laws. To the knowledge of Quipt, since January 1, 2023 no complaints have been filed with any Governmental Entity with respect to Quipt’s or any of its Subsidiaries’ compliance with Anti-Spam Laws.

(a)	Quipt is, and since January 1, 2023 has been, in material compliance with the Privacy Requirements. Quipt has established and currently maintains commercially reasonable privacy and data security procedures, practices and policies (including administrative, physical and technical measures) consistent with the Privacy Requirements, and retains documentation to evidence such compliance.

(b)	Quipt takes, and since January 1, 2020 has taken, commercially reasonable measures designed to -protect Personal Information in its possession or control against Privacy Breaches and to detect and respond to Privacy Breaches. Since January 1, 2023, no Personal Information in Quipt’s possession or, to the knowledge of Quipt that has been processed on its behalf, has been subject to any Privacy Breach requiring notice thereof to any Person under any applicable Law. Since January 1, 2023, no notice of any Privacy Breach regarding Personal Information in Quipt’s possession or control or, to the knowledge of Quipt that has been processed on its behalf, has been given by Quipt or was otherwise required to have been given by Quipt. Since January 1, 2023, Quipt has not received written notice of, and to the knowledge of Quipt there is not reason to believe, that any agent, subprocessor, vendor or other Person that processes Personal Information on behalf of Quipt has experienced a Privacy Breach with respect to such Personal Information.

(c)	Since January 1, 2023, no complaint, demand, claim, inquiry, investigation, notice to produce, notice of violation, enforcement action, order, prosecution or other Proceeding has been asserted or threatened in writing against Quipt alleging or finding a violation of any Privacy Requirement. To Quipt’s knowledge, there are no facts or circumstances that could reasonably be expected to give rise to any of the foregoing. Since January 1, 2023 no order, decision or judgment has been made against Quipt by any Governmental Entity based on any finding of non-compliance with any Privacy Requirements, and no written communication from any Governmental Entity has been received by Quipt alleging or investigating any purported non-compliance with any Privacy Requirements.

(d)	To the extent that pursuant to a Contract Quipt relies on any third party to collect, use or disclose Personal Information on Quipt’s behalf, the Contract materially complies with Privacy Requirements. Quipt has not been notified in writing by any such third party that the third party cannot comply with its Contract with Quipt or that the third party is in material violation thereof.

(e)	Quipt either transmits Personal Information across national borders in compliance with all Privacy Requirements or processes Personal Information exclusively in the same country as the data subject to which such Personal Information relates resides.

(f)	Quipt has obtained Privacy Consents where required under, and materially consistent with, applicable Privacy Laws for processing of Personal Information performed by or on behalf of Quipt and Quipt holds records evidencing such Privacy Consents.

(g)	Since January 1, 2022, Quipt has not received written notice of, and there is no Proceeding pending or threatened with respect to, any alleged “breach” (as defined in 45 C.F.R. § 164.402) or any material violation of HIPAA. There has been no “breach” (as defined in 45 C.F.R. § 164.402) involving Quipt or its “workforce” or successful “security incident” (as defined in 45 C.F.R. § 164.304) that has occurred with respect to “protected health information” (as defined in 45 C.F.R. § 160.103) in the possession or under the control of Quipt.

(h)	No de-identified, anonymized, or pseudonymized Personal Information is processed by or on behalf of any Quipt for any purpose that is not permitted under Privacy Law.

(i)	Provided, that the Parties comply with Section 4.9, the consummation of the transactions contemplated by this Agreement will not result in a material breach or violation of any Privacy Requirements by Quipt. Following the consummation of the transactions contemplated hereby, there are no notices, filings, consents, registrations, approvals or similar items or actions required in order for Purchaser and Quipt to continue to use and disclose the Personal Information in a manner consistent with Quipt’s use and disclosure of the Personal Information immediately prior to the consummation of the transactions contemplated hereby, or otherwise in the course of the conduct of the transaction, except for the consents, approvals and waivers obtained prior to the date of this Agreement or pursuant to Section 4.9.

(21)	Real Property.

(a)	Owned Real Property. Schedule C(21)(a) sets forth the address and description of each Owned Real Property. With respect to each Owned Real Property: (A) except as set forth in Schedule C(21)(a)(A) of the Quipt Disclosure Letter, Quipt or Subsidiary (as the case may be) has good and marketable fee simple title to such Owned Real Property, free and clear of all liens and encumbrances, except Permitted Liens, (B) Quipt or Subsidiary has not granted to any Person the right to use or occupy such Owned Real Property or any portion thereof that remains in effect; (C) other than the right of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein that remains in effect. Neither Quipt nor any Subsidiary is a party to any binding agreement or option to purchase any real property or interest therein.

(b)	Leased Real Property. Schedule C(21)(b) sets forth the address of each Leased Real Property, and a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for each such Leased Real Property (including the date and name of the parties to such Lease document). Quipt will deliver within 30 days of the date hereof to Purchaser a true and complete copy of each such Lease document, and in the case of any oral Lease, a written summary of the material terms of such Lease. Except as set forth in Schedule C(21)(b) of the Quipt Disclosure Letter, with respect to each of the Leases, (i) such Lease is legal, valid, binding, enforceable and in full force and effect, except as may be limited by bankruptcy, insolvency moratorium and creditors rights laws generally and general principles of equity; (ii) Quipt’s or Subsidiary’s possession and quiet enjoyment of the Leased Real Property under such Lease has not been materially disturbed, and to Quipt’s knowledge, there are no material disputes with respect to any such Lease; (iii) neither Quipt, any Subsidiary nor any other party to any Lease is in material breach or default under such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a material breach or default, or permit the termination, modification or acceleration of rent under such Lease; (iv) no security deposit or portion thereof deposited with respect such Lease has been applied in respect of a material breach or default under such Lease which has not been redeposited in full; (v) neither Quipt nor any Subsidiary owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such Lease; (vi) except as disclosed in the Quipt Filings or in Schedule C(21)(b) of the Quipt Disclosure Letter, the other party to such Lease is not an affiliate of, and otherwise does not have any economic interest in, Quipt or any Subsidiary; and (vii) neither Quipt nor a Subsidiary has entered into any sublease that remains in effect and requires consent that has not be obtained.

(c)	Leasehold Improvements. Schedule C(21)(c) of the Quipt Disclosure Letter sets forth a description of all material Leasehold Improvements for each Leased Real Property. Except as set forth in Schedule C(21)(c) of the Quipt Disclosure Letter, Quipt or Subsidiary has good and marketable title to the Leasehold Improvements, free and clear of all liens and encumbrances, except Permitted Liens, and other than the right of Purchaser pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase any such Leasehold Improvements or any portion thereof or interest therein.

(d)	Real Property Used in The Business. The Owned Real Property identified in Schedule C(21)(a), the Leased Real Property identified in Schedule C(21)(b), and the Leasehold Improvements (collectively, the “Real Property”) comprise all of the real property used or intended to be used in, or otherwise related to, Quipt’s business.

(e)	Improvements. To Quipt’s knowledge, all buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation of Quipt’s business. To Quipt’s knowledge, there are no structural deficiencies or latent defects affecting any of the Improvements and, there are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of Quipt’s business.

(f)	Condemnation and Litigation. There is no condemnation, expropriation or other proceeding in eminent domain pending or, to Quipt’s knowledge, threatened, affecting any Real Property or any portion thereof or interest therein. There is no injunction, decree, order, writ or judgment outstanding, nor any claims, litigation, administrative actions or similar proceedings pending or, to Quipt’s knowledge, threatened, relating to the ownership, lease, use or occupancy of the Real Property or any portion thereof, or the operation of Quipt’s business.

(g)	Compliance with Laws. Neither Quipt nor Subsidiary has received any notice of violation of any building, zoning, subdivision, health and safety and other land use Laws, including The Americans with Disabilities Act of 1990, as amended, and all insurance requirements affecting the Real Property (collectively, the “Real Property Laws”).

(h)	Availability of Utility Services. To Quipt’s actual knowledge, its water, oil, gas, electrical, steam, compressed air, telecommunications, sewer, storm and waste water systems and other utility services or systems for the Real Property as currently conducted thereon, and all hook-up fees or other similar fees or charges have been paid in full.

(i)	Compliance with Recorded Documents. Quipt has not received any notice of violation of easement, covenant, condition, restriction or similar provision in any instrument of record or other unrecorded agreement affecting the Owned Real Property.

(22)	Absence of Certain Changes or Events. Except as set forth in Schedule C(22) of the Quipt Disclosure Letter or the Quipt Filings, since September 30, 2025:

(a)	Quipt and its Subsidiaries have materially conducted their respective businesses only in the Ordinary Course in all material respects;

(b)	there has not been any event, circumstance, occurrence, development or change in the operations, financial condition, properties, assets, liabilities, business, or results of Quipt or its Subsidiaries which, individually or in the aggregate, would have a Material Adverse Effect in respect of Quipt or prevent the Arrangement or consummation of the transactions contemplated herein;

(c)	there has not been any change in the accounting practices used by Quipt and its Subsidiaries, other than any change implemented in accordance with changes to GAAP that are then in force and effect;

(d)	there has not been any redemption, repurchase or other acquisition of Quipt Shares by Quipt, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Quipt Shares;

(e)	there has not been any entering into, or an amendment of, any Material Contract other than in the Ordinary Course in all material respects;

(f)	there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Quipt’s audited financial statements, other than the settlement of claims or liabilities incurred in the Ordinary Course;

(g)	neither Quipt nor any of its Subsidiaries has entered into, established or adopted any, or amended, modified or terminated any, Quipt Employee Plan (or any plan, program, policy, agreement or arrangement that would be a Quipt Employee Plan if in effect on the date hereof), or accelerated the payment, vesting or funding of compensation or benefits thereunder or otherwise;

(h)	there has not been any acquisition of sale by Quipt or its Subsidiaries or any material assets of Quipt or its Subsidiaries; and

(i)	there has not been any material increase in the salary, bonus or other remuneration payable to, or in the value of any benefits (including severance, bonus, pension, insurance or granting of Quipt Options or Quipt RSUs) provided to, any current or former officers, directors or other individual service providers of Quipt or any of its Subsidiaries or any current or former Quipt Employees, and there has not been any hiring or termination of any individual with compensation in excess of $200,000 per year.

(23)	Litigation. Except as set forth in Schedule C(23) of the Quipt Disclosure Letter or the Quipt Filings, there is no Proceeding pending or, to the knowledge of Quipt, threatened against or relating to Quipt or its Subsidiaries, the business of Quipt or its Subsidiaries, or affecting any of their properties or assets, nor to the knowledge of Quipt, are there any events or circumstances which could reasonably be expected to give rise to any such Proceeding. None of Quipt or its Subsidiaries nor any assets of Quipt is subject to any outstanding material judgment, order, writ, injunction or decree. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Quipt, threatened against or relating to Quipt or any of its Subsidiaries before any Governmental Entity.

(24)	Taxes.

(a)	Each of Quipt and its Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were true, complete and correct in all material respects and Quipt and its Subsidiaries have duly and timely paid all Taxes, including installments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity. Since the date of the interim unaudited consolidated financial statements for Quipt for the period ended June 30, 2025, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the Ordinary Course. Quipt and its Subsidiaries have not received any refund of Taxes to which they are not entitled.

(b)	Each of Quipt and its Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it, and all Forms W-2, Forms 1099 and other required filings required with respect to such withholding and payment have been properly completed and timely filed in all material respects, except where the failure to pay would not, individually or in the aggregate, have a material effect.

(c)	Each of Quipt and its Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(d)	Quipt and each of its Subsidiaries has made available to the Purchaser true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies for taxable periods, or transactions consummated, for which the applicable statutory periods of limitations have not expired. There are no rulings or agreements relating to Quipt or its Subsidiaries which may affect Quipt or its Subsidiaries’ liability for Taxes for any taxable period commencing after the Effective Date.

(e)	Neither Quipt nor its Subsidiaries is a party to or bound by any Tax allocation, sharing, indemnity or similar agreement (other than an agreement entered into in the Ordinary Course the principal subject matter of which is not the allocation, sharing or indemnification of Taxes).

(f)	There are no proceedings, investigations, audits or claims now pending or, to the knowledge of Quipt, threatened against Quipt or its Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes, except as would individually and in the aggregate be immaterial to the Company and the Material Subsidiaries (taken as a whole).

(g)	There is no written claim against Quipt or any of its Subsidiaries for any Taxes by any Governmental Entity, and no assessment, deficiency or adjustment has been asserted, proposed or threatened Governmental Entity with respect to any Tax Return of Quipt or any of its Subsidiaries.

(h)	For the purposes of the Tax Act and any other relevant Tax purposes:

(i)	Quipt is a resident in Canada; and

(ii)	each of Quipt’s Subsidiaries is a non-resident of Canada.

(i)	There are no Liens (other than those described in clause (a) of the definition of Permitted Liens) with respect to Taxes upon any assets of Quipt or its Subsidiaries.

(j)	Each of Quipt and its Subsidiaries has made full and adequate provision in the books and records and interim financial statements for all Taxes which are not yet due and payable, but which relate to periods ending on or before the Effective Date.

(k)	There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes or the filing of any Tax Return by, or any payment of Taxes by, Quipt or its Subsidiaries and, to the knowledge of Quipt, there is no reason to expect that any such claim, action, suit, audit, proceeding, investigation or other action may be asserted against Quipt or its Subsidiaries by a Governmental Entity for any period ending on or prior to the Effective Date.

(l)	Neither Quipt nor its Subsidiaries has acquired property or services from, or disposed of property or provided services to, a person with whom it does not deal at arm’s length (within the meaning of the Tax Act) for an amount that is other than the fair market value of such property or services, nor has Quipt or its Subsidiaries been deemed to have done so for purposes of the Tax Act. Each of Quipt and its Subsidiaries is in compliance in all material respects with all applicable transfer pricing laws and regulations. All transactions or arrangements by Quipt and its Subsidiaries have been made on arm’s length terms and have been documented in accordance with Law, and no written notice, inquiry or adjustment has been made by a Governmental Entity in connection with any such transactions or arrangements.

(m)	No written, or to the knowledge of Quipt, other claim has been made by any Governmental Entity in a jurisdiction where Quipt or any of its Subsidiaries does not file Tax Returns that Quipt, or any of its Subsidiaries, is or may be subject to Tax by that jurisdiction or is or may be required to file a Tax Return in that jurisdiction.

(n)	None of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) have applied to Quipt or any of its Subsidiaries, and there are no circumstances existing which could reasonably be expected to result in the application of Sections 78 or 80 to 80.04 of the Tax Act (or comparable provisions of any other applicable legislation) to Quipt or any of its Subsidiaries. Except as in accordance with past practices, Quipt and its Subsidiaries have not claimed nor will they claim any reserve under any provision of the Tax Act or any equivalent provincial provision, if, as a result, any material amount could be included in the income of Quipt or its Subsidiaries for any period ending after the Effective Date.

(o)	There are no circumstances which exist and would result in, or which have existed and resulted in, Section 17 of the Tax Act applying to Quipt or any of its Subsidiaries.

(p)	Quipt and its Subsidiaries have not been required to file an information return pursuant to subsection 237.3(2), subsection 237.4(4) or subsection 237.5(2) of the Tax Act in respect of any transaction or series of transactions (or the corresponding provisions of any applicable Law).

(q)	There are no Tax rulings, requests for rulings, applications for change in accounting methods or closing agreements with respect to material Taxes of Quipt or of any of its Subsidiaries that will remain in effect or apply for any period after the Effective Time.

(r)	Neither Quipt nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of (i) any installment sale or open transaction disposition made prior to the Effective Time, (ii) any prepaid amount received on or prior to the Effective Time, (iii) Section 481(a) of the U.S. Tax Code (or an analogous provision of state, local, or foreign Law) by reason of a change in accounting method made prior to the Effective Time or (iv) “closing agreement” as described in Section 7121 of the U.S. Tax Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed prior to the closing of the Arrangement.

(s)	Neither Quipt nor any of its Subsidiaries has ever been a member of a consolidated, combined or unitary Tax group (other than such a group comprised solely of Quipt and its Subsidiaries), and neither Quipt nor any of its Subsidiaries has any liability for Taxes of any other Person (other than Taxes of the Company or any Quipt Subsidiary) in accordance with Treasury Regulation Section 1.1502-6 (or any similar provision of foreign, state or local Law), as a transferee or successor, or by Contract (other than customary commercial Contracts entered into in the Ordinary Course and the principal subject matter of which is not Taxes). No act or transaction has been effected in consequence of which Quipt or any of its Subsidiaries are liable for any material Tax primarily chargeable against some other Person.

(t)	Neither Quipt nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” within the meaning of Section 6707A(c)(2) of the U.S. Tax Code or Treasury Regulation Section 1.6011-4(b)(2) or any similar transaction requiring disclosure in accordance with a corresponding provision of state, local or foreign Law.

(u)	Quipt was not created or organized in the United States or any state or locality thereof. Neither Quipt nor any of its Subsidiaries is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the U.S. Tax Code or is treated as a U.S. corporation under Section 7874(b) of the U.S. Tax Code.

(v)	Neither Quipt nor any of its Subsidiaries has been a party to any transaction intended to qualify under Section 355 of the U.S. Tax Code (i) in the two years prior to the closing of the Arrangement, or (ii) in a distribution which would otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the U.S. Tax Code) in conjunction with the closing of the Arrangement.

(w)	Each of Quipt and its Subsidiaries is and has at all times been resident for Tax purposes in its country of incorporation or formation and is not and has not at any time been resident in any other country for any Tax purpose (including any arrangement for the avoidance of double taxation) or been subject to Tax in any country other than the country of incorporation or formation by virtue of having a branch, permanent establishment, place of control and management or other place of business in that country.

(x)	Each of Quipt and its Subsidiaries is, and has always been, treated for U.S. federal income tax purposes as set forth in Schedule C(23) of the Quipt Disclosure Letter.

(25)	Books and Records. The corporate records and minute books of Quipt and its Subsidiaries contain true, correct and, in all material respects, complete records of all meetings and accurately reflect, in all material respects, all corporate action of the shareholders and board of directors (including committees thereof) of Quipt and its Subsidiaries, including all issuances of shares, all grants of options and restricted share units, and all appointments and elections of directors.

(26)	Insurance.

(a)	As of the date of this Agreement, Quipt and each of its Subsidiaries has in place reasonable insurance policies appropriate and customary for its size, nature of business and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid if due and neither Quipt nor its Subsidiaries has failed to give any notice or make a claim thereunder on a timely basis.

(b)	Each of such policies is valid and binding and in full force and effect on the date hereof and none of Quipt or its Subsidiaries is in default in any material respect under the terms of any such policy. No written notice of cancellation or termination has been received by Quipt or its Subsidiaries with respect to any such policy.

(c)	To the knowledge of Quipt, there is no material claim pending under any such insurance policies as to which coverage has been denied or disputed or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims. All material proceedings covered by any insurance policy of Quipt or of any of its Subsidiaries, have been properly reported to and accepted by the applicable insurer.

(27)	Non-Arm’s Length Transactions. Except as set forth in Schedule C(27) of the Quipt Disclosure Letter, the Quipt Filings, or as contemplated in this Agreement, director and officer indemnification agreements and employment or employment compensation agreements entered into in the Ordinary Course, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Quipt or its Subsidiaries) between Quipt or its Subsidiaries on the one hand, and any (a) officer or director of Quipt or its Subsidiaries, (b) any holder of record or, to the knowledge of Quipt, beneficial owner of five percent or more of the voting securities of Quipt, or (c) any Affiliate or associate of any officer, director or beneficial owner, on the other hand.

(28)	Environmental. Quipt and its Subsidiaries are and all times have been in compliance in all respects with all applicable Environmental Laws. Without limiting the generality of the foregoing, Quipt and its Subsidiaries have obtained and are in compliance with all permits required by Environmental Laws for the operation of their facilities and the conduct of their businesses. Neither Quipt nor its Subsidiaries (A) is subject to any proceeding, claim, demand, or investigation under any Environmental Laws, or (B) has received any written notice of any non-compliance in respect of, or any liability under, any Environmental Laws. Neither Quipt, nor its Subsidiaries, nor any of their facilities, are subject to any orders or agreements imposing restrictions pursuant to Environmental Laws or otherwise requiring Quipt or its Subsidiaries to perform any remedial actions pursuant to Environmental Laws. Neither Quipt nor its Subsidiaries have generated, handled, used, stored, transported, disposed of, or released any Hazardous Materials except in compliance with Environmental Laws and in such manner and amounts that has not resulted in and would not reasonably be expected to result in any material liabilities under Environmental Laws. There has been no release of any Hazardous Materials at any property currently owned, leased or operated by Quipt or any of its Subsidiaries that requires any investigatory or remedial action pursuant to Environmental Laws. Quipt and its Subsidiaries have made available to Purchaser all material environmental reports and documents concerning their facilities and their compliance with Environmental Laws.

(29)	Restrictions on Business Activities. Except as set forth in the Schedule C(28) of the Quipt Disclosure Letter or the Quipt Filings, there is no Contract, Authorization, agreement, judgment, injunction, order or decree binding upon Quipt or its Subsidiaries that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Quipt or its Subsidiaries, any acquisition or disposition of property or assets by Quipt or its Subsidiaries, or the conduct of business by Quipt or its Subsidiaries, as currently conducted.

(30)	Material Contracts.

(a)	Schedule C(30)(a) of the Quipt Disclosure Letter sets out a complete and accurate list of the Material Contracts, in all material respects, to which Quipt or its Subsidiaries is a party as of the date hereof, other than any Quipt Employee Plan.

(b)	Quipt and its Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the Material Contracts and neither Quipt nor its Subsidiaries is in breach or default under any Material Contract to which it is a party or bound, has waived any material right thereunder, nor, to Quipt’s knowledge, is there any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to be material.

(c)	Neither Quipt nor its Subsidiaries knows of, or has received written, or to the knowledge of Quipt, other notice of, any breach or default under (nor, to the knowledge of Quipt, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such Material Contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to be material.

(d)	Neither Quipt nor its Subsidiaries knows of, or has received written or to the knowledge of Quipt, other notice, that any party to a Material Contract of Quipt or any of its Subsidiaries intends to cancel, terminate, or otherwise materially modify or not renew its relationship with Quipt or any of its Subsidiaries, and to the knowledge of Quipt, no such action has been threatened.

(e)	Prior to the date hereof, Quipt has made available to Purchaser true and complete copies of all of the Material Contracts of Quipt.

(f)	Each Material Contract is legal, valid, binding and in full force and effect and is enforceable by Quipt or its Subsidiaries, as the case may be, in accordance with its terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity).

(g)	Except as set forth in Schedule C(30)(g) of the Quipt Disclosure Letter, no approval or consent of any Person is needed in order that the Material Contracts of Quipt and its Subsidiaries continue in full force and effect following completion of the transactions contemplated by this Agreement and neither Quipt or any of its Subsidiaries is a party to any Contract that contains any non-competition obligation, non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to or otherwise restricts in any material way the business of or the acquisition or operation of properties or assets by Quipt or any of its Subsidiaries.

(h)	No Material Contract of Quipt or any of its Subsidiaries is subject to any termination fees, cancellation costs or other similar penalties that would be or become payable by Quipt or any of its Subsidiaries upon termination of such Material Contract following a change of control of Quipt or upon completion of the Arrangement and the other transactions contemplated by the Agreement.

(31)	Healthcare Matters. Except as set forth on Schedule C(31) of the Quipt Disclosure Letter:

(a)	Neither Quipt nor its Subsidiaries has received any written notice from any Governmental Entity of any actual or threatened investigation, inquiry, or administrative or regulatory action, hearing, or enforcement proceeding regarding any violation of any Health Care Laws. Neither Quipt nor its Subsidiaries is subject to any obligation arising under an investigation, inquiry, or administrative, regulatory, or judicial action, hearing, or enforcement proceeding by or on behalf of the FDA, warning letter, untitled letter, Form FDA-483, notice of violation letter, corporate integrity agreement, consent decree, request for in-formation or other notice, response, or commitment made to or with any Governmental Entity with respect to any Health Care Laws, and no such obligation has been threatened. None of Quipt, any of its Subsidiaries, nor any of their respective managers, officers, members, managing employees, or, to the knowledge of Quipt, any clinical employee is a party to, or bound by, any order, individual integrity agreement, corporate integrity agreement or other formal or informal written agreement with any Governmental Entity concerning compliance with Health Care Laws. To the knowledge of Quipt, in the past five (5) years, no Person has filed or threatened to file in writing any action against the Quipt or any of its Subsidiaries under any Health Care Law, including any federal or state whistleblower statute.

(b)	Each of Quipt and its Subsidiaries is, and has since January 1, 2020 been, in compliance in all material respects with all (i) Health Care Laws; and (ii) Contracts insofar as such Contracts relate to compliance with any Health Care Law. There is no product liability Proceeding, demand letter, warning letter, or request for information pending, or to the knowledge of Quipt, threatened against or relating to any of Quipt or its Subsidiaries or to any of its officers, or, to Quipt’s knowledge, employees, independent contractors or agents that involves or arises from a violation of any Health Care Law in the provision of Quipt’s or its Subsidiaries’ products or services.

(c)	Neither Quipt nor its Subsidiaries nor any of their directors, managers, officers or employees (i) has been convicted of any criminal offense relating to the delivery of an item or service under Medicare, Medicaid or any other Federal Health Care Program, or relating to the unlawful distribution, prescription, dispensing or delivery of a controlled substance; (ii) has been debarred, excluded or suspended from participation in Medicare, Medicaid or any other Federal Health Care Program; (iii) has had a civil monetary penalty assessed against such Person under Section 1128A of the Social Security Act (42 U.S.C. Chapter 7); (iv) has been listed on the General Services Administration published list of parties excluded from federal procurement programs and non-procurement programs; (v) is to Quipt’s knowledge, the current subject of any investigation by a Governmental Entity relating to any Medicare, Medicaid or any other Federal Health Care Program-related offense; (vi) debarred under FDA proceedings under 21 U.S.C. § 335a; (vii) disqualified under FDA investigator disqualification proceedings; (viii) subject to FDA’s Application Integrity Policy; or (ix) subject to any enforcement proceeding arising from material false statements to FDA pursuant to 18 U.S.C. § 1001.

(d)	Quipt and its Subsidiaries investigate reports of alleged compliance or quality violations as reasonably determined to be warranted, take and have taken corrective actions as reasonably determined to be warranted, including repayment of any overpayments, and have no knowledge of any current compliance problems except to the extent any such noncompliance would not reasonably be expected to be material.

(e)	Neither Quipt nor its Subsidiaries has, directly or indirectly, provided any illegal remuneration or made any bribe, payoff, kickback or other illegal payment, in cash or in kind, to any Person, private or public, regardless of form, whether in money, property or services (i) to induce such Person to order any item or service for which payment may be made in whole or in part under any Federal Health Care Program, (ii) to obtain favorable treatment in securing business, (iii) to pay for favorable treatment for business secured or (iv) to obtain special concessions or for special concessions already obtained, for or in respect of any of Quipt and its Subsidiaries.

(f)	All billing and documentation practices by Quipt and its Subsidiaries for all third party payor programs and any Federal Health Care Program have since January 1, 2020, complied in all respects with all applicable Laws, including the Health Care Laws, and agreements with any third party payor program or Federal Health Care Program except for any such noncompliance that would not be material.

(g)	Quipt and its Subsidiaries are and have since January 1, 2021 been in compliance with all applicable FDA Laws and Regulations except for noncompliance, individually or in the aggregate, that would not reasonably be expected to be material. Neither Quipt nor its Subsidiaries have received any written notice or communication from FDA or other Governmental Entity alleging any noncompliance with any FDA Laws and Regulations. There has not been any violation of any applicable Laws by Quipt or its Subsidiaries in product development efforts, submissions, record keeping and reports to the FDA or other Governmental Entity that would reasonably be expected to require or lead to investigation, corrective action or enforcement, regulatory or administrative action. Neither Quipt nor its Subsidiaries have introduced into commercial distribution any products which were upon their shipment by Quipt or its Subsidiaries adulterated or misbranded in violation of 21 U.S.C. § 331, except for such noncompliance that would not reasonably be expected to result in a Material Adverse Effect.

(h)	Except as set forth on Schedule C(3) of the Quipt Disclosure Letter, no products currently manufactured, licensed, sold, distributed and/or otherwise made commercially available by the Company (“Company Products”) are, or have been, adulterated or misbranded within the meaning of the FDA Laws and Regulations at the point of introduction to interstate commerce, seized, detained, subject to a suspension or discontinuation of manufacturing, distribution, or marketing, or have been or is currently subject to a recall or safety alert (voluntary or otherwise), other than recalls in the Ordinary Course that would not, individually or in the aggregate, be material. nor, to the knowledge of Quipt or its Subsidiaries, are there circumstances that are reasonably likely to, or imminent plans to, initiate a recall or safety alert (voluntary or otherwise) with respect to a Company Product. Since the date that is two (2) years prior to the Effective Date, neither Quipt nor its Subsidiaries have received written notice from any third party of any material product liability or customer fraud in respect of the Company Products. The Financial Statements reflect reserves for warranty claims and product returns relating to Company Products that were applied in a manner consistent in all respects with past practices except as would not reasonably be expected to have a Material Adverse Effect. Since the date that is two (2) years prior to the Effective Date, no Company Product has been subject to any guaranty, warranty or other indemnity, express or implied, for which Quipt or any of its Subsidiaries is obligated beyond the applicable Contract governing the purchase or sale of such Company Products. Quipt and its Subsidiaries, as applicable, have made available to Purchaser correct and complete copies of its current standard written warranty or warranties for Company Products.

(i)	All documents, reports and notices required to be maintained or filed with any Governmental Entity by Quipt or any of its Subsidiaries with respect to the business or any of Company Product are so maintained or filed, and, in the past six years, have been so maintained or filed, on a timely basis, and are complete and accurate, and were complete and accurate, as of the date of filing, or were subsequently updated, changed, corrected, or modified prior to the date hereof and no such filing with any Governmental Entity contains any false, misleading or otherwise inaccurate statements or information, whether express or due to omission of information, as of the date of filing, except in each case for any failure that would not reasonably be expected to result in a Material Adverse Effect. All Company Products, to the extent they are marketed under Quipt and its Subsidiaries’ brands, in the past six years are and have been, to the extent required under applicable Health Care Laws, appropriately supported by applicable 510(k) clearances, 510(k) exemptions, de novo classification orders, or PMA approvals and appropriate device listings, and have been labeled, promoted, and advertised in compliance with applicable Health Care Laws, except in each case noncompliance that would not reasonably be expected to be material.

(j)	To the extent applicable, all manufacturing operations relating to Company Products have been conducted by Quipt in the past six years, and are being conducted, in material compliance with the Quality System Regulation (21 C.F.R. Part 820) except for such noncompliance that would not reasonably be expected to be material.

(k)	Quipt and its Subsidiaries have entered into, and maintained in good standing provider or supplier agreements with all Federal Health Care Programs and such other Contracts or agreements required to participate in all such Federal Health Care Programs (collectively the “Provider Agreements”). Quipt and its Subsidiaries are in material compliance with all applicable requirements of such Provider Agreements, and in material compliance with all applicable participation, coverage, and enrollment requirements including the Medicare Durable Medical Equipment, Prosthetics, Orthotics and Supplies (“DMEPOS”) Supplier Standards listed in 42 C.F.R. § 424.57(c) and the DMEPOS Quality Standards established by Center for Medicare and Medicaid Services under the Medicare Modernization Act of 2003, each as amended from time to time.

(l)	Except as set forth on Schedule C(31)(l) of the Quipt Disclosure Letter, during the period of six (6) years immediately preceding the date of this Agreement, no Federal Health Care Program or other third-party payor program has terminated reimbursement for products of any Quipt or its Subsidiaries. Neither Quipt nor its Subsidiaries have received any written notice, nor does Quipt or its Subsidiaries have any knowledge, that any Federal Health Care Program or other third party payor program plans to terminate reimbursement for, or adversely modify reimbursement rates or coverage for applicable reimbursement codes with respect to, products of Quipt or its Subsidiaries, or has pro-posed or is considering, terminating reimbursement for, or adversely modifying reimbursement rates or coverage for applicable reimbursement codes with respect to, products of Quipt or its Subsidiaries except as would not reasonably be expected to be material. There is no dispute pending with any Federal Health Care Program or other third party payor program, and neither Quipt nor its Subsidiaries has received any written notice, nor does Quipt or its Subsidiaries have any knowledge, of a reasonable basis for any such dispute, except for any disputes that would not reasonably be expected to be material.

(m)	Quipt and its Subsidiaries have adopted and implemented a compliance program having the elements of an effective corporate compliance and ethics program identified in USSG s. 8B2.1 and applicable guidance from the OIG and have established and maintained policies, procedures and programs reasonably designed to assure that Quipt and is Subsidiaries are in material compliance with all applicable Health Care Laws. Except as set forth on Schedule C(31)(m) of the Quipt Disclosure Letter, there are no material, non-routine internal investigations or inquiries being currently conducted by the Quipt’s or its Subsidiaries’ corporate compliance program. In the past three (3) years, neither Quipt nor any of its Subsidiaries has received any credible written complaints, notices or allegations from employees, independent contractors, vendors, licensed personnel, or any other Person that would indicate that Quipt or any of its Subsidiaries has in the past six (6) years materially violated, or is currently in material violation of, any applicable Health Care Law. In the past six (6) years, neither Quipt nor any of its Subsidiaries has made a voluntary disclosure to OIG pursuant to the OIG’s self-disclosure protocol or otherwise or a voluntary disclosure to any other Governmental Entity with respect to matters pertaining to Health Care Laws.

(32)	Brokers. Except for the fees to be paid to the Quipt Financial Advisor and the provider of the Independent Fairness Opinion pursuant to its engagement letter with the Strategic Transactions Committee of the Quipt Board, a true and complete copy of which has been delivered to Purchaser, neither Quipt nor its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with this Agreement or any other the transactions contemplated by this Agreement.

(33)	No Cease Trade Orders. No securities authority or Governmental Entity or any similar regulatory authority in any jurisdiction has issued any order which is currently outstanding preventing or suspending trading in any securities of Quipt and, to the knowledge of Quipt, no such proceeding is pending, contemplated or threatened.

(34)	Reporting Issuer Status. As of the date hereof, Quipt is (i) a “reporting issuer” in each of the provinces and territories of Canada and is not in default (or the equivalent) under the Securities Laws of each of the provinces and territories of Canada or on the list of reporting issuers in default under Securities Laws of each of the provinces and territories of Canada, and (ii) a U.S. domestic reporting company under the U.S. Exchange Act and is in compliance therewith in all material respects. Each Quipt Option was granted with an exercise price equal to or greater than the then fair market value of a Quipt Share and each Quipt Option and Quipt RSU was issued pursuant to, or is otherwise exempt from registration under applicable Securities Laws.

(35)	Registrar and Transfer Agent. Computershare Trust Company of Canada, at its principal office in Vancouver, British Columbia, has been duly appointed as registrar and transfer agent for the Quipt Shares.

(36)	Stock Exchange Compliance. The Quipt Shares are listed, quoted and posted for trading on the TSX and the NASDAQ. The Quipt Shares are not currently halted or suspended. Quipt is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and NASDAQ. Quipt is not in default of any material requirements of any Securities Laws or the rules and regulations of the TSX or NASDAQ.

(37)	Approvals and Recommendation. The Quipt Board has received the Fairness Opinions, and has unanimously, after receiving legal and financial advice (A) determined that the Consideration to be received by the Quipt Shareholders pursuant to the Arrangement is fair to the Quipt Shareholders and the Arrangement is in the best interests of Quipt; (B) resolved to recommend that the Quipt Shareholders vote in favour of the Arrangement Resolution; and (C) as of the date hereof, authorized the entering into of this Agreement and the performance by Quipt of its obligations under this Agreement, and, as of the date hereof, no action has been taken to amend, or supersede such determinations, resolutions, or authorizations.

(38)	Fairness Opinions. The Fairness Opinions, as of the date of each such opinion, subject to the assumptions, qualifications and limitations set out therein, provide that the Consideration to be received by the Quipt Shareholders is fair, from a financial point of view, to the Quipt Shareholders.

(39)	No Expropriation. No property or asset of Quipt or its Subsidiaries has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Quipt, is there any intent or proposal to give any such notice or to commence any such proceeding.

(40)	Money Laundering Laws. The operations of Quipt are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity (collectively, the “Money Laundering Laws”) and neither Quipt nor any of its Subsidiaries or any of their respective Representatives has violated any Money Laundering Laws, and, to the knowledge of Quipt, no action, suit or proceeding by or before any court of Governmental Entity or any arbitrator non-Governmental Entity involving Quipt with respect to the Money Laundering Laws is pending or threatened.

(41)	Anti-Corruption. Neither Quipt nor its Subsidiaries, nor to the knowledge of Quipt, have any of its or their respective directors, executives, officers, representatives, agents or employees: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal or failed to disclose fully any contribution, in violation of any Law; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated any provision of the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(42)	Guarantees. Other than this Agreement, and except as set forth in Schedule C(42) of the Quipt Disclosure Letter, as of the date hereof, neither Quipt nor any of its Subsidiaries is a party to or bound by any agreement of guarantee, security interest, indemnification (other than an indemnification of directors and officers in accordance with its by-laws and indemnity agreements entered into among Quipt and its directors and officers or standard indemnification provisions in commercial agreements entered into in Ordinary Course or as may be in the Material Contracts) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) or indebtedness of any other Person, except guarantees, indemnities or other support obligations between or among Quipt and its Subsidiaries entered into in the Ordinary Course.

(43)	No Allegations. Except as set forth in Schedule C(43) of the Quipt Disclosure Letter, in the last five years, no allegations of sexual or psychological harassment, assault or misconduct have been made to Quipt or any Subsidiary against, nor has Quipt or any Subsidiary entered into any settlement, consent decree or other agreement resolving such allegations with, any individual in his or her capacity as (i) a current or former officer of Quipt, (ii) a current or former member of the Quipt Board; or (iii) a current or former employee of Quipt or any Subsidiary of Quipt at a level of vice president or above.

(44)	U.S. Securities Law Matters.

(a)	Other than on NASDAQ, no securities of Quipt have been listed on any national securities exchange in the United States.

(b)	Quipt is not and has not, and is not required to be and has not been required to be, registered as an “investment company” pursuant to the United Stated Investment Company Act of 1940, as amended.

(c)	Quipt is in compliance in all material respects with all effective provisions of the Sarbanes-Oxley Act of 2002, as amended.

Since September 30, 2023, Quipt has filed all forms, reports and documents with the SEC that have been required to be filed by it pursuant to applicable laws prior to the date hereof (the “Quipt SEC Reports”). Each Quipt SEC Report complied, as of its filing date, in all material respects with the applicable requirements of the U.S. Securities Act or the U.S. Exchange Act, as the case may be, each as in effect on the date that such Quipt SEC Report was filed. True, correct and complete copies of all Quipt SEC Reports are publicly available in the EDGAR database of the SEC As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such amended or superseded filing), each Quipt SEC Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Quipt is required to file any forms, reports or documents with the SEC. As of the date of this Agreement, no amendments or modifications to Quipt SEC Reports are required to be filed with, or furnished to, the SEC by Quipt.

(45)	Investment Canada Act. Quipt is not a non-Canadian within the meaning of the Investment Canada Act (Canada). None of Quipt nor any of its Subsidiaries is engaged in a “cultural business”, within the meaning of Investment Canada Act (Canada) and the aggregate enterprise value of Quipt and its Subsidiaries, calculated in the manner prescribed under the Investment Canada Act (Canada), is less than CAD$1,386,000,000.

(46)	Material Customer; Material Suppliers. Schedule C(46) sets forth (i) the top ten (10) customers of Quipt and its Material Subsidiaries measured by consolidated revenue attributable to such customer for the ten (10)-month period ended November 30, 2025 and the twelve (12)-month period ended December 31, 2024 (each, a “Material Customer”). Neither Quipt nor any Material Subsidiary has, during the one year prior to the date of this Agreement, received any written notice that any of the Material Customers has ceased or intends to cease doing business with Quipt or any Material Subsidiary or otherwise terminate its relationship with the Company or any of its Material Subsidiaries and (ii) the top ten (10) suppliers to Quipt and its Material Subsidiaries measured by consolidated spend for the ten (10)-month period ended November 30, 2025 and the twelve (12)-month period ended December 31, 2024 (each, a “Material Supplier”). Neither Quipt nor any Material Subsidiary has, during the one year prior to the date of this Agreement, received any written notice that any of the Material Suppliers has ceased or intends to cease supplying materials, products, or services to Quipt or any Material Subsidiary or otherwise terminate its relationship with the Company or any of its Material Subsidiaries. As of the date hereof, there is no material dispute or indemnity, demand or claim pending with any Material Supplier.

(47)	Standstills. As of the date of this Agreement, neither Quipt nor any of its Subsidiaries has waived any standstill, confidentiality, non-disclosure, non-solicitation or similar agreement, restriction or covenant to which Quipt or any of its Subsidiaries is a party contained in any Contract in effect as of the date of this Agreement, except to (a) waive the standstill provision set forth in the Confidentiality Agreement with Kingswood and (b) permit submissions of expressions of interest prior to the date of this Agreement; provided that the foregoing shall not apply to, and shall not be deemed a waiver of, any provision that is automatically waived, terminated, suspended or of no further force or effect as a result of the execution of this Agreement or the transactions contemplated hereby.

Schedule D
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser and Parent represent and warrant to Quipt as set forth in this Schedule D and acknowledges and agrees that Quipt is relying upon such representations and warranties in connection with the entering into of this Agreement.

(1)	Organization and Qualification. Purchaser is duly incorporated and validly existing and in good standing under the laws of British Columbia and has full corporate power and authority to own its assets and has all material Permits necessary to conduct its business as now owned and conducted. Parent is duly formed and validly existing and in good standing under the laws of the State Delaware and has full limited liability company power and authority to own its assets and has all material Permits necessary to conduct its business as now owned and conducted. Each of Purchaser and Parent is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its assets or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the Constating Documents of Purchaser and Parent have been delivered or made available to Quipt, and neither Purchaser nor Parent has taken any action to amend or supersede such documents.

(2)	Authority Relative to this Agreement. Each of Purchaser and Parent has the requisite corporate or limited liability company, as applicable, power and authority to enter into this Agreement and to perform its obligations hereunder and to complete the Arrangement. The execution and delivery of this Agreement by Purchaser and Parent and the consummation by Purchaser and Parent of the transactions contemplated by this Agreement have been duly authorized by the Purchaser and Parent and no other corporate or limited liability company, as applicable, proceedings on the part of Purchaser or Parent are necessary to authorize this Agreement. This Agreement has been duly executed and delivered by each of Purchaser and Parent and constitutes a valid and binding obligation of each of Purchaser and Parent, enforceable by Quipt against each of Purchaser and Parent in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(3)	No Conflict; Required Filings and Consent. The execution and delivery by each of Purchaser and Parent of this Agreement and the performance by it of its covenants hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the Constating Documents of Purchaser, Parent or those of any of their respective Subsidiaries, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Purchaser, Parent or any of their respective Subsidiaries is a party or by which Purchaser, Parent or any of their respective Subsidiaries is bound; or (ii) any Law to which Purchaser, Parent or any of their Subsidiaries is subject or by which Purchaser, Parent or any of their respective Subsidiaries is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or lien upon any of Purchaser’s assets, Parent’s assets or the assets of any of their respective Subsidiaries. No authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of Purchaser or Parent for the consummation by Purchaser and Parent of their respective obligations in connection with the Arrangement under this Agreement, for the completion of the Arrangement or so as not to cause or result in any loss of any rights or assets or any interest therein held by Purchaser, Parent or any of their respective Subsidiaries in any properties or assets, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement.

(4)	Compliance with Laws.

(a)	The operations of Purchaser, Parent and their respective Subsidiaries have been and are now conducted in compliance with all applicable Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Purchaser, Parent or of any of their respective Subsidiaries and none of Purchaser, Parent or any of their respective Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Material Adverse Effect.

(b)	None of Purchaser, Parent or any of their respective Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (A) its Constating Documents or, as applicable, equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of the properties or assets in which it has a controlling interest or an option to acquire a controlling interest is bound or affected.

(5)	Authorizations. Purchaser, Parent and their respective Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Purchaser, Parent or their respective Subsidiaries or otherwise in connection with the material business or operations of Purchaser or its Subsidiaries and such Authorizations are in full force and effect in all material respects. Purchaser and its Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such noncompliance which, individually or in the aggregate, would not have a Material Adverse Effect. There is no action, investigation or proceeding pending or, to the knowledge of Purchaser, threatened regarding any of the Authorizations that would reasonably be expected to have a Material Adverse Effect. None of Purchaser, Parent or any of their respective Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Material Adverse Effect and, to the knowledge of Purchaser and Parent, all such Authorizations continue to be effective in order for Purchaser, Parent and their respective Subsidiaries to continue to conduct their respective businesses as they are currently being conducted.

(6)	Brokers. Neither Purchaser, Parent nor any of their respective Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement.

(7)	Money Laundering Laws. The operations of each of Purchaser and Parent are and have been conducted at all times in compliance with applicable Money Laundering Laws and no action, suit or proceeding by or before any court of Governmental Entity or any arbitrator non-Governmental Entity involving Purchaser or Parent with respect to the Money Laundering Laws is, to the knowledge of Purchaser, pending or threatened.

(8)	Anti-Corruption. Neither Purchaser, Parent nor any of their respective Subsidiaries, nor to the knowledge of Purchaser or Parent, have any of its or their respective directors, executives, officers, representatives, agents or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal or failed to disclose fully any contribution, in violation of any Law; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect; (iv) has established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(9)	Financing. Concurrently with the execution of this Agreement, Purchaser has received and accepted and delivered to the Company true, correct and complete copies of the fully executed Equity Commitment Letter from the Equity Financing Sources, pursuant to which the Equity Financing Source has committed, upon the terms and subject only to the conditions expressly set forth therein, to provide the Equity Financing. Pursuant to the Equity Commitment Letter, among other things, the Equity Financing Sources have guaranteed the payment by Purchaser of certain payment obligations contemplated by this Agreement. The Equity Commitment Letter, in the form so delivered, is (a) in full force and effect, is a legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, the other parties thereto and (b) enforceable in accordance with its terms against Purchaser, and, to the knowledge of Purchaser, each of the other parties thereto, in each case except as enforcement may be limited by (i) applicable bankruptcy, insolvency, reorganization or similar laws then in effect and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Equity Commitment Letter has not been amended, supplemented or otherwise modified in any respect since a copy thereof was delivered to the Company, and except, in each case, with the prior written consent of the Company, and no such amendment, supplement or modification is contemplated and the financing commitments thereunder have not been withdrawn, rescinded or terminated in any respect. There are no side letters or other agreements, arrangements, contracts or understandings relating to the Equity Financing other than as expressly set forth in the Equity Commitment Letter. No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser or any of the other parties to the Equity Commitment Letter, under any term or condition of the Equity Commitment Letter. Assuming the conditions set forth in Section 6.1, Section 6.2 and Section 6.3 of the Agreement have been satisfied, Purchaser has no reason to believe that it will not be able to satisfy on a timely basis any term or condition set forth in the Equity Commitment Letter to be satisfied by it or its Affiliates, or that any portion of the Equity Financing to be made thereunder will otherwise not be available to Purchaser on a timely basis to consummate the transactions contemplated by this Agreement and the Transaction Documents. The Equity Financing, when funded in accordance with the Equity Commitment Letter, will provide Purchaser with funds sufficient to satisfy all of Purchaser’s obligations under this Agreement and the transaction documents at the Effective Time and related fees and expenses, including the obligations to fund the aggregate Consideration and the other amounts payable by Purchaser at the Effective Time pursuant to Section 2.12 of the Agreement. The obligations to make the Equity Financing available to Purchaser pursuant to the terms of the Equity Commitment Letter are not subject to any conditions or contingencies other than the conditions or contingencies set forth in the Equity Commitment Letter. Purchaser affirms that it is not a condition to the closing of the Arrangement or to any of its obligations under this Agreement that Purchaser obtains financing for the transactions.

(10)	Operations of Purchaser and Parent. Each of Purchaser and Parent has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations and will have no assets other than in connection with the transactions contemplated hereby, including in connection with arranging the Financing. Parent owns beneficially all of the outstanding capital stock of, and other equity and voting interest in, Purchaser free and clear of all Liens (other than Permitted Liens or transfer restrictions arising under federal or state securities laws).

SCHEDULE E

LOCKED-UP SHAREHOLDERS

Gregory Crawford

Hardik Mehta

Forager Fund, L.P.

Mark Greenberg

Kevin Carter

Brian Wessel

SCHEDULE F

KEY REGULATORY APPROVALS

[Intentionally Omitted]